Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among:

SCHNEIDER ELECTRIC SE,

a société européenne organized under the laws of France;

GRAND SLAM MERGER SUB, INC.

a Massachusetts corporation;

and

PTC INC.,

a Massachusetts corporation

Dated as of October 4, 2026

i

Section 4.	CERTAIN COVENANTS OF THE COMPANY AND PARENT	29
4.1	Access and Investigation	29
4.2	Operation of the Company’s Business and Parent’s Business	29
4.3	No Solicitation	33

Section 5.	ADDITIONAL COVENANTS OF THE PARTIES	35
5.1	Proxy Statement	35
5.2	Company Shareholders’ Meeting	35
5.3	Treatment of Company Equity Awards	38
5.4	Treatment of Company ESPP	39
5.5	Employee Benefits and Employee Matters	40
5.6	Indemnification of Officers and Directors	42
5.7	Regulatory Approvals and Related Matters	43
5.8	Disclosure	46
5.9	Resignation of Officers and Directors	47
5.10	Delisting	47
5.11	Section 16 Matters	47
5.12	Shareholder Litigation	47
5.13	Takeover Statutes and Rights	47
5.14	Cooperation as to Certain Indebtedness	48
5.15	Financing	49

Section 6.	CONDITIONS PRECEDENT TO CONSUMMATION OF THE MERGER	53
6.1	Conditions to Obligations of Each Party	53
6.2	Additional Conditions to Obligations of Parent and Merger Sub	54
6.3	Additional Conditions to Obligations of the Company	55

Section 7.	TERMINATION	55
7.1	Termination	55
7.2	Effect of Termination	57
7.3	Expenses; Termination Fees	57

Section 8.	MISCELLANEOUS PROVISIONS	59
8.1	Amendment	59
8.2	Waiver	59
8.3	No Survival of Representations and Warranties	59
8.4	Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery	59
8.5	Applicable Law; Jurisdiction; Waiver of Jury Trial	59
8.6	Disclosure Schedules	60
8.7	Attorneys’ Fees	61
8.8	Assignability; No Third-Party Beneficiaries	61
8.9	Notices	61
8.10	Severability	62
8.11	Remedies	63
8.12	Construction	63

ii

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Form of Articles of Organization of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 4, 2026, by and among: SCHNEIDER ELECTRIC SE, a société européenne organized under the laws of France (“Parent”); GRAND SLAM MERGER SUB, INC, a Massachusetts corporation and a wholly owned Subsidiary of Parent (“Merger Sub”); and PTC INC, a Massachusetts corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Massachusetts Business Corporation Act (the “MBCA”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned Subsidiary of Parent.

B. The respective boards of directors of Parent, Merger Sub and the Company have approved this Agreement and the transactions contemplated hereby.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. THE TRANSACTION

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Parent, Merger Sub and the Company shall cause Merger Sub to be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the MBCA.

1.3 Closing; Effective Time. Parent, Merger Sub and the Company shall consummate the Contemplated Transactions (the “Closing”) by means of a virtual closing through electronic exchange of signatures at 8:00 a.m. (Eastern Time) on a date to be jointly designated by Parent and the Company, which shall be no later than the fifth (5th) Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other place, time or date as Parent and the Company may agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” The Merger shall become effective at the time of the filing of the duly executed articles of merger with the Secretary of the Commonwealth of Massachusetts or at such later time as may be mutually agreed by Parent and the Company in writing and specified in the articles of merger (the time at which the Merger becomes effective, the “Effective Time”).

1.4 Articles of Organization and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation. Unless otherwise mutually agreed by Parent and the Company prior to the Effective Time:

(a) at the Effective Time, the Articles of Organization of the Surviving Corporation shall be amended and restated to conform to Exhibit B;

(b) at the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, which shall conform with the rights and responsibilities of the Surviving Corporation under this Agreement, including the provisions of Section 5.6; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who were the directors and officers of Merger Sub immediately prior to the Effective Time.

1.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

(i) any shares of Company Common Stock held by the Company, by any wholly owned Subsidiary of the Company, in the Company’s treasury or, directly or indirectly, by Parent, Merger Sub or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) except as provided in Section 1.5(a)(i), and subject to Sections 1.5(b), 1.7 and 1.8, each share of Company Common Stock outstanding immediately prior to the Effective Time will be converted into the right to receive $205.00 in cash, without interest (the “Merger Consideration”); and

(iii) each share of the common stock, $0.01 par value per share, of Merger Sub outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

(b) If, during the period commencing on the date of this Agreement and ending at the earlier of (i) the valid termination of this Agreement pursuant to Section 7.1 and (ii) the Effective Time (the “Pre-Closing Period”), the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by the Company during the Pre-Closing Period, or a record date with respect to any such event occurs during the Pre-Closing Period, then the Merger Consideration will be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action.

1.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and all holders of certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time (each such certificate, a “Company Stock Certificate”) or uncertificated shares of Company Common Stock represented by book-entry positions (each such share, an “Uncertificated Company Share”) shall cease to have any rights as shareholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate or Uncertificated Company Share is presented to the Paying Agent or to the Surviving Corporation or Parent, such Company Stock Certificate or Uncertificated Company Share shall be canceled and shall be exchanged as provided in Section 1.7.

1.7 Exchange of Company Stock Certificates.

(a) On or prior to the Closing Date, Parent shall select Parent’s transfer agent (after consultation with the Company) or another reputable bank or trust company reasonably acceptable to the Company to act as paying agent in the Merger (the “Paying Agent”). At or promptly after the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash sufficient to make payments of the entire Merger Consideration payable pursuant to Section 1.5(a)(ii). Such cash amount so deposited with the Paying Agent is referred to as the “Exchange Fund.” In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 1.5, Parent shall promptly deposit, or cause to be deposited, additional cash with the Paying Agent in an amount that is equal to the deficiency, which additional funds will be deemed to be part of the Exchange Fund. Parent shall cause the Exchange Fund to be (A) held for the benefit of the holders of Company Common Stock and (B) applied promptly to make payments pursuant to Section 1.5. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 1.5, except as expressly provided for in this Agreement. The Exchange Fund may be invested by the Paying Agent as directed by Parent.

(b) Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to the Persons who, as of the Effective Time, were record holders of Company Stock Certificates: (i) a notice advising such holder of the effectiveness of the Merger; (ii) a letter of transmittal in customary form as reasonably acceptable to each of Parent, the Company and the Paying Agent (including a provision confirming that delivery of a Company Stock Certificate will be effected, and risk of loss and title to such Company Stock Certificate will pass, only upon proper delivery of such Company Stock Certificate to the Paying Agent); and (iii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for Merger Consideration. Upon surrender of a Company Stock Certificate to the Paying Agent for exchange, together with the delivery of a duly executed letter of transmittal and such other customary documents as may be reasonably required by the Paying Agent in connection with the surrender of such Company Stock Certificate, Parent shall cause the Paying Agent to mail to such Person, as promptly as reasonably practicable thereafter, a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.7(h)) equal to the Merger Consideration multiplied by the number of shares of Company Common Stock formerly represented by such Company Stock Certificate, in full satisfaction of all rights pertaining to such shares, and the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.5.

(c) Any holder of Uncertificated Company Shares will not be required to deliver a Company Stock Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration payable with respect to such Uncertificated Company Shares. Upon receipt of an “agent’s message” in customary form after the Effective Time with respect to such holder, Parent shall cause the Paying Agent to mail to such Person, as promptly as reasonably practicable thereafter, a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.7(h)) equal to the Merger Consideration multiplied by the number of Uncertificated Company Shares transferred, in full satisfaction of all rights pertaining to such shares, and the Uncertificated Company Shares so transferred shall be canceled. The Paying Agent shall accept transferred Uncertificated Company Shares upon compliance with such reasonable instructions as the Paying Agent may impose to cause an orderly exchange thereof in accordance with customary exchange practices. Until transferred as contemplated by this Section 1.7(c), each Uncertificated Company Share shall be deemed, from and after the Effective Time, to represent only the right to receive Merger Consideration as contemplated by Section 1.5.

(d) In the event of a transfer of ownership of any shares of Company Common Stock which are not registered in the transfer records of the Company, payment of Merger Consideration may be made to a Person other than the holder in whose name the Company Stock Certificate formerly representing such shares or Uncertificated Company Shares is registered if: (i) any such Company Stock Certificate is properly endorsed or otherwise in proper form for transfer; and (ii) such holder has paid any fiduciary or surety bonds and any transfer or other similar Taxes required by reason of the payment of such Merger Consideration to a Person other than such holder (or has established to the reasonable satisfaction of Parent that such bonds and Taxes have been paid or are not applicable).

(e) If any Company Stock Certificate is lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Common Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such reasonable amount as Parent may direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Corporation with respect to such Company Stock Certificate. No interest will be paid or will accrue on any Merger Consideration payable to holders of Company Stock Certificates or in respect of Uncertificated Company Shares.

(f) Any portion of the Exchange Fund that remains undistributed to former holders of shares of Company Common Stock as of the date that is 12 months after the date on which the Merger becomes effective will be delivered to Parent upon demand, and any former holders of shares of Company Common Stock who have not theretofore surrendered their Company Stock Certificates, or complied with the procedures established by the Paying Agent for transfer of Uncertificated Company Shares, in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Merger Consideration.

(g) If any Company Stock Certificate has not been surrendered, or any Uncertificated Company Share has not been transferred, by the earlier of (i) the fifth anniversary of the date on which the Merger becomes effective and (ii) the date immediately prior to the date on which the Merger Consideration that such Company Stock Certificate or Uncertificated Company Share represents the right to receive would otherwise escheat to or become the property of any Governmental Body, then such Merger Consideration shall, to the extent permitted by applicable Legal Requirements, become the property of Parent, free and clear of any claim or interest of any Person previously entitled thereto. None of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

(h) Notwithstanding any other provision of this Agreement, each of the Company, Parent, the Surviving Corporation and the Paying Agent shall be entitled to (i) deduct and withhold (or cause to be deducted or withheld) from any consideration payable or otherwise deliverable pursuant to this Agreement, such amounts as may be required to be deducted or withheld therefrom under any Legal Requirement and (ii) timely request any necessary Tax forms to minimize any such deductions or withholdings, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any similar forms, from the Company or any other Person before a payment is made to the Company or such other Person, as applicable, pursuant to this Agreement. To the extent such amounts are so deducted or withheld and timely paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.8 Dissenting Shares.

(a) Notwithstanding Section 1.5, if required by the MBCA (but only to the extent required thereby) shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted, or caused or permitted to be voted, any shares in favor of the Merger or consented thereto in writing and who has demanded and perfected such holder’s right to appraisal for such shares in accordance with Part 13 of the MBCA, if such Part 13 of the MBCA is determined by a court of competent jurisdiction to be applicable, shall not be converted into the right to receive the Merger Consideration, but instead and in lieu thereof, shall have the right to receive payment from Parent with respect to such shares in accordance with the MBCA (such shares being referred to as “Dissenting Shares”, until such time as such holder fails to perfect, properly withdraws or otherwise loses the right to appraisal or if a court of competent jurisdiction shall otherwise determine that such shareholder is not entitled to the relief provided under Part 13 of the MBCA).

(b) If any Dissenting Shares lose their status as such (through failure to perfect or otherwise) or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided under Part 13 of the MBCA, then, effective as of the later of the Effective Time and the date of loss of such status, such shares will be deemed automatically to have been converted into, and shall represent only, the right to receive Merger Consideration in accordance with Section 1.5(a)(ii), without interest thereon, upon surrender of the Company Stock Certificate representing such shares or, if such shares are Uncertificated Company Shares, upon compliance with the procedures established by the Paying Agent for the transfer of such Uncertificated Company Shares, in each case in accordance with Section 1.7.

(c) The Company shall give Parent: (i) prompt notice of any demand for appraisal received by the Company prior to the Effective Time pursuant to the MBCA, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the MBCA and relating to any demand for appraisal; and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand, notice or instrument relating to any demand for appraisal. The Company shall not make any payment, settlement offer or commitment prior to the Effective Time with respect to any such demand, notice or instrument unless Parent has given its prior written consent to such payment or settlement offer.

1.9 Further Action.

If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company and Merger Sub, then the officers and directors of Parent and the Surviving Corporation shall be fully authorized (in the name of the Company, in the name of Merger Sub or otherwise) to take such action.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as follows (it being understood that the representations and warranties contained in this Section 2 are subject to: (a) the exceptions and disclosures set forth in the Company Disclosure Letter (subject to Section 8.6); and (b) the disclosures in any Company SEC Report filed with the SEC on or after January 1, 2024 and at least two Business Days before the date of this Agreement (but (i) without giving effect to any amendment thereto filed with the SEC thereafter, (ii) excluding any disclosure contained under the heading “Risk Factors” or any similar heading or caption, any disclosure of risks included in any “forward-looking statements” disclaimer and any other statement or other disclosure that is similarly predictive or forward-looking, and (iii) excluding any Company SEC Reports that are not publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) on the date at least two Business Days before the date of this Agreement)); provided that clause (b) shall not qualify the representations and warranties in Section 2.1(b), 2.3, 2.20, 2.22 or 2.23:

2.1 Subsidiaries; Due Organization; Etc.

(a) Part 2.1(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of the name and jurisdiction of organization of each Subsidiary of the Company. Neither the Company nor any of the other Acquired Companies owns any capital stock of, or any equity interest of any nature in, any other Entity other than another Acquired Company or equity securities of publicly traded Entities acquired for cash management or passive investment purposes in the ordinary course of business. None of the Acquired Companies is obligated to make, or is bound by any Contract under which it is or may become obligated to make, any future investment in or capital contribution to any other Entity except to any other Acquired Company.

(b) Each of the Acquired Companies is duly organized, validly existing and in good standing (in jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except, in each case, as would not reasonably be expected to have a Material Adverse Effect on the Company. Each of the Acquired Companies is qualified to do business as a foreign entity and is in good standing (in jurisdictions that recognize the concept of good standing), under the laws of all jurisdictions where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.

2.2 Articles of Organization and Bylaws. The Company has Made Available to Parent true, complete and correct copies of the articles of organization, bylaws and other charter and organizational documents of the Company and each of the Company’s Significant Subsidiaries as in effect as of the date of this Agreement. No Acquired Company is in violation of any of the provisions of the articles of organization or bylaws (or equivalent charter and organizational documents) of such Entity, except as would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies as a whole.

2.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 500,000,000 shares of Company Common Stock; and (ii) 5,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”). As of 5:00 p.m. (Eastern Time) on October 2, 2026 (the “Company Listing Date”): (A) 108,632,228 shares of Company Common Stock were issued and outstanding; (B) no shares of Company Preferred Stock were issued and outstanding; and (C) no shares of Company Common Stock were held by the Company as treasury shares. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of any preemptive rights. There are no shares of Company Common Stock held by any of the Company’s Subsidiaries. There is no Company Contract relating to the voting or registration of any shares of Company Common Stock. Except pursuant to the Company Equity Plan and the agreements evidencing outstanding Company Equity Awards issued thereunder, none of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it is, or may become, obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities of the Company.

(b) As of 5:00 p.m. (Eastern Time) on the Company Listing Date: (i) 1,664,842 shares of Company Common Stock are reserved for future issuance pursuant to the Company’s 2016 Employee Stock Purchase Plan (the “Company ESPP”); (ii) 2,065,200 shares of Company Common Stock were issuable upon settlement or vesting of outstanding Company restricted stock units (“Company RSUs”) (which includes Company PSUs at target); (iii) no shares of Company Common Stock were subject to stock appreciation rights, whether granted under the Company Equity Plan or otherwise; (iv) no Company Equity Awards were outstanding other than those granted under the Company Equity Plan; and (v) 3,730,869 shares of Company Common Stock were reserved for future issuance pursuant to Company Equity Awards not yet granted under the Company Equity Plan.

(c) The Company has Made Available to Parent, as of the Company Listing Date: (i) the Company Equity Plan (if any) pursuant to which each outstanding Company Equity Award was granted; (ii) the identification number of the holder of such Company Equity Award; (iii) the number of shares of Company Common Stock subject to such Company Equity Award (including, for Company Equity Awards subject to performance-based vesting requirements, if any, both the target and the maximum number of shares of Company Common Stock); (iv) the date on which such Company Equity Award was granted; and (v) the applicable vesting schedule, and the extent to which such Company Equity Award is vested (collectively, the “Company Listing Date Information”).

(d) Except (x) as set forth in Sections 2.3(a) and 2.3(b) and in the Company Listing Date Information, (y) for changes since 5:00 p.m. (Eastern Time) on the Company Listing Date resulting from the vesting of Company RSUs, in each case, outstanding as of the Company Listing Date and in accordance with their terms and (z) as may be issued in compliance with Section 4.2(b)(ii): (i) the Company does not have any shares of capital stock or other equity interests outstanding; and (ii) there is no (A) outstanding equity-based compensation award, subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Companies, (B) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Companies or (C) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Companies is, or may become, obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) All outstanding shares of Company Common Stock, options, warrants, equity-based compensation awards (whether payable in equity, cash or otherwise) and other securities of the Acquired Companies have been issued and granted in compliance with all applicable Legal Requirements.

(f) All outstanding Company RSUs were issued and granted in compliance with the Company Equity Plan and all applicable Legal Requirements.

(g) All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights (other than in favor of the Company or a wholly owned Subsidiary of the Company), and are owned directly or indirectly by the Company (except for de minimis equity interests held by a third party for local regulatory reasons), free and clear of any Encumbrances, other than Permitted Encumbrances and restrictions on transfer under applicable securities laws.

2.4 SEC Filings; Financial Statements.

(a) The Company has timely filed or furnished all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents required to be filed or furnished by the Company with the SEC since January 1, 2024 (the “Company SEC Reports”). None of the Company’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Company SEC Reports, the principal executive officer and principal financial officer of the Company have made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act (each such required certification, a “Certification”), and the statements contained in each Certification are accurate and complete in all material respects as of its date. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Reports. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Reports is the subject of any ongoing review by the SEC.

(b) The consolidated financial statements (including any related notes and auditor reports) contained or incorporated by reference in the Company SEC Reports: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not be material in amount to the Acquired Companies, taken as a whole); and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Acquired Companies are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the applicable requirements of the Exchange Act and has been designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Since January 1, 2024, to the Knowledge of the Company, the Company has not had: (i) any significant deficiency or material weakness in the design or operation of its internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (ii) any fraud that involves management or any other employee who has (or has had) a significant role in the Company’s internal control over financial reporting.

(e) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures comply with the applicable requirements of the Exchange Act and have been designed to ensure that all material information concerning the Acquired Companies is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(f) Since January 1, 2024, none of the Acquired Companies has entered into or effected any securitization transactions or any “off-balance sheet arrangements” of the type required to be disclosed pursuant to Item 303 of Regulation S-K under the Exchange Act.

(g) The reserves reflected in such financial statements have been determined and established in accordance with GAAP in all material respects and have been calculated in a consistent manner.

2.5 Absence of Changes. Between the date of the Company Balance Sheet and the date of this Agreement: (a) there has not been any Material Adverse Effect on the Company; (b) the Acquired Companies have conducted their respective businesses in the ordinary course of business in all material respects consistent with past practice and (c) none of the Acquired Companies has taken any action, or authorized, approved, committed, agreed or offered to take any action, that if taken during the Pre-Closing Period would require Parent’s consent under Section 4.2(b)(i), Section 4.2(b)(iii), Section 4.2(b)(iv), Section 4.2(b)(v), Section 4.2(b)(vii), Section 4.2(b)(viii), Section 4.2(b)(ix), Section 4.2(b)(xii), Section 4.2(b)(xiii), Section 4.2(b)(xiv), Section 4.2(b)(xv), Section 4.2(b)(xvi), Section 4.2(b)(xvii), Section 4.2(b)(xviii)(B) and Section 4.2(b)(xix).

2.6 Title to Tangible Assets. Except with respect to real property or Intellectual Property Rights, the Acquired Companies own, and have good and valid title to, all material tangible assets owned or purported to be owned by them, including: (a) all material assets reflected on the Company Balance Sheet; and (b) all other material assets reflected in the books and records of the Acquired Companies as being owned by the Acquired Companies. All of such material assets are owned by the Acquired Companies free and clear of any Encumbrances, except for Permitted Encumbrances (including those Permitted Encumbrances listed on Part 2.6 of the Company Disclosure Letter).

2.7 Real Property; Equipment; Leasehold.

(a) None of the Acquired Companies owns any real property or any interest in real property as of the date of this Agreement. Part 2.7(a) of the Company Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of all Leases. The Company has Made Available to Parent accurate and complete copies of all Leases. To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all of the Leases are valid and in full force and effect, except that such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Legal Requirement now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a Legal Proceeding or in equity), none of the Leases have been modified, amended or supplemented, in writing or otherwise, all rents, additional rents and other amounts due pursuant to each Lease have been paid and there is no default or event which, with the passage of time, the giving of notice or both, would become a material default by any party under any Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, there are no subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any Leased Real Property to any Person other than the Acquired Companies, and there is no Person in possession of any Leased Real Property other than the Acquired Companies, except in each case in a manner that would not interfere in any material respect with the Company’s use of such Leased Real Property in the ordinary course of business.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all items of equipment and other tangible assets owned by or leased to the Acquired Companies (including the Leased Real Property) are adequate for the uses to which they are being put and are in good and safe condition and repair (ordinary wear and tear excepted).

2.8 Intellectual Property; Data Privacy and Security.

(a) The Company has Made Available to Parent schedule(s) accurately identifying in all material respects each Patent and Trademark (excluding domain names that are not material) of Registered IP, and each other item of Registered IP that is material to the Company, in which any Acquired Company has (or purports to have) an ownership interest as of the date hereof (collectively, “Company Registered IP”).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Acquired Companies exclusively own all right, title and interest in and to all Company IP, free and clear of any Encumbrances, except for Permitted Encumbrances. Without limiting the generality of the foregoing, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (i) each Person (including any current and former employee, consultant and contractor of the Acquired Companies) who is or was involved in the creation, invention, contribution or development of any Intellectual Property Rights for or on behalf of any Acquired Company has assigned (pursuant to present-tense assignment language in assignment agreements entered into in the United States (or that are otherwise subject to United States law) and in any other jurisdictions where such language is required to effect a transfer of ownership) in writing to an Acquired Company all of such Person’s right, title and interest in and to such Intellectual Property Rights (to the extent such rights do not vest initially in an Acquired Company by operation of law), and no such Person owns or has any right, claim, interest or option in, to or under any such Intellectual Property Rights, including any material right to further remuneration or consideration; (ii) no funding, facilities or resources of any Governmental Body, university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development or creation of any Company IP (any such entity, a “Governmental Research Entity”) in any manner or under any circumstances that gives or has given any Governmental Research Entity any ownership in, or rights (including license rights) to, any Company IP; (iii) each Acquired Company has taken reasonable measures to maintain the confidentiality of its Trade Secrets included in the Company IP and any Trade Secrets of a third Person used by or licensed to the Acquired Companies, to which the Acquired Companies are subject to an obligation of confidentiality pursuant to a Company Contract, and, to the Knowledge of the Company, since January 1, 2024, there has been no unauthorized access, use or disclosure of such Trade Secrets; (iv) none of the Acquired Companies is or has been a member of, made any submission or contribution to, or is subject to any Contract with, any forum, consortium, patent pool, standards body or similar organization (each, a “Standards Organization”) that does or would obligate any Acquired Company to agree to grant or offer a license to any Company IP; and (v) the Acquired Companies own or otherwise have sufficient rights in, and after the Closing the Surviving Corporation will continue to own or otherwise have sufficient rights in, all Intellectual Property Rights necessary to conduct the business of the Acquired Companies as currently conducted (provided that the foregoing clause (v) shall not be interpreted as a representation or warranty regarding the infringement, misappropriation or other violation of Intellectual Property).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, all Company Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable. Without limiting the generality of the foregoing and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company with respect to each item of Company Registered IP, (A) all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with the United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world, as the case may be, for the purposes of maintaining such Company Registered IP, and each such item is currently in compliance with formal Legal Requirements (including payment of filing, examination, and maintenance fees and proofs of use); and (B) all necessary assignments, changes of name and other instruments necessary to perfect the rights of the Acquired Companies in any Company IP that is Registered IP and to record an Acquired Company as the sole record owner of each item of Company Registered IP have been duly executed and validly recorded in a timely manner with the appropriate Governmental Body or domain name registrar, as applicable. Since January 1, 2024, no court or arbitration Legal Proceeding or, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, opposition Legal Proceeding in the patent or trademark office of any jurisdiction, is or has been pending or, to the Knowledge of the Company, threatened in writing, in which the ownership, use, validity or enforceability of any Company IP is being or has been contested or challenged (other than routine prosecution activities of patent, trademark or copyright offices that do not involve adversarial claims by third parties).

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, neither the execution, delivery or performance of this Agreement nor the consummation of any of the Contemplated Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare any of the following (including if a Consent is required to avoid any of the following): (i) any new grant, assignment or transfer to any other Person of any license or other right, immunity, or interest under, in or to any Company IP; (ii) any Acquired Company being newly bound by, or subject to, any use, exploitation, assertion or enforcement of Intellectual Property Rights anywhere in the world in the field of the business of the Acquired Companies; or (iii) any Acquired Company being newly obligated to pay or being obligated to pay any increased royalties or other amounts to, any Person with respect to Intellectual Property Rights, in each case of (i) through (iii), other than as a result of any Contract to which any Parent Entity is a party or by which any Parent Entity or any of its assets (including any of its Intellectual Property Rights) is bound as of immediately prior to the Effective Time.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2024, (i) to the Knowledge of the Company, no Company Product nor the operation of the business of any Acquired Company has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates, any Intellectual Property Right of any other Person and (ii) no Acquired Company has (A) received any written notice from any third Person (including any cease & desist letter, invitation to license or indemnity claim) or (B) been involved in any Legal Proceeding (and, to the Knowledge of the Company, no Legal Proceeding has been threatened against any Acquired Company in writing), in each case of (A) and (B), alleging that any Company Product or the operation of the business of any Acquired Company infringes, misappropriates or otherwise violates the Intellectual Property Rights of any other Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, no Company IP is being infringed, misappropriated or otherwise violated by any other Person.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2024, none of the Acquired Companies has delivered, licensed or disclosed to any Person, agreed to deliver, license or disclose to any Person, or permitted the delivery or disclosure to any escrow agent or other Person of any Source Material owned or purported to be owned by the Acquired Companies (“Company Source Material”) that is for any Company Product or Company Software, except for disclosures to employees, consultants, service providers or contractors under binding written agreements that prohibit use or disclosure except in the performance of services to the Acquired Companies. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, neither the execution, delivery or performance of this Agreement nor the consummation of any of the Contemplated Transactions will, with or without notice or lapse of time, result in the delivery, license or disclosure of (or a requirement that any Acquired Company or other Person deliver, license or disclose) any Company Source Material that is for any Company Product or Company Software to any escrow agent or other Person (including delivery or disclosure by an escrow agent to any other Person).

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, no Open Source Software contained in, incorporated into or linked to any Company Software has been used by the Acquired Companies in any manner that does, or would be expected to (i) impose or purport to impose a requirement or condition that an Acquired Company grant a license under or to, or refrain from asserting or enforcing, its Intellectual Property Rights or (ii) with respect to any Company Product or Company Software, or any portion thereof, require it to be: (A) offered, disclosed, distributed or made available in source code form; (B) licensed for the purpose of making modifications or derivative works; or (C) redistributable at no or minimal charge. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each Acquired Company has at all times complied with, and is currently in compliance with, all of the licenses, conditions, and other requirements applicable to Open Source Software incorporated into, linked to, or distributed with, any Company Software.

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2024, the Processing of Personal Data by or, to the Knowledge of the Company, on behalf of the Acquired Companies has complied and complies with: (i) the Acquired Companies’ written policies and notices relating to the privacy or security of Personal Data; (ii) Company Contracts to the extent involving the Processing of Personal Data; and (iii) applicable Information Privacy and Security Laws and binding industry standards (including to the extent applicable, the PCI DSS) ((i)-(iii), collectively, the “Privacy and Security Requirements”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2024, each Acquired Company has obtained informed consents and given notices to the extent required by applicable Information Privacy and Security Law.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2024, the Acquired Companies have taken reasonable steps (including implementing, maintaining and monitoring compliance with organizational, physical and technical measures with respect to information security) to protect (i) the integrity, physical and electronic security and continuous operation of the Company IT Systems controlled by the Acquired Companies and (ii) all Personal Data and Trade Secrets stored thereon or Processed thereby against unauthorized access, acquisition, use, modification, alteration or disclosure.

(j) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, as of the date hereof, all of the Company Software and Company Products are operational and fit for their intended uses and conform with their documentation and none of the Company Software or Company Products fail to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software or Company Product. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2024, there have not been, and there are no, written claims asserted against the Acquired Companies or, to the Knowledge of the Company, any of its customers, end users or distributors, alleging that the Company Products or Company Software fail to comply with any applicable warranty or other contractual commitment, nor, to the Knowledge of the Company, have there been any written threats thereof.

(k) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, since January 1, 2024, there have been no cyberattacks, data breaches (including ransomware attacks), violations, outages, disruptions, or other unauthorized uses of or accesses to any Company IT Systems, or any breaches, losses, thefts, misuses or the rendering unavailable of, or unauthorized access to or use of, any data stored thereon or Processed thereby or any Personal Data or Trade Secrets otherwise owned, Processed, or controlled by or on behalf of any of the Acquired Companies, other than those that were resolved without material cost and liability and without a duty to notify any Person under applicable Information Privacy and Security Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2024, each Acquired Company has assessed the security of the Company IT Systems in accordance with generally recognized industry standards taking into account the volume and sensitivity of Personal Data and Trade Secrets Processed by the Acquired Companies, and addressed and remediated or is in the process of remediating, any “critical” and “high” risk threats or deficiencies identified in any security risk audits, assessments or penetration testing.

(l) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, no Acquired Company (i) is subject to any pending or, since January 1, 2024, to the Knowledge of the Company, threatened, Legal Proceeding alleging a violation of any Information Privacy and Security Laws; or (ii) has received since January 1, 2024, any written claim, complaint, allegation, or any enforcement or investigation notice or audit request from a Governmental Body or other Person relating to any such alleged violation. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the execution, delivery and performance of this Agreement and the Contemplated Transactions comply with all applicable Information Privacy and Security Laws.

(m) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each Acquired Company has taken reasonable measures to secure all Company Products and Company Software prior to selling, distributing, conveying, deploying or making them available and has made patches and updates to such Company Products and Company Software in accordance with generally recognized industry standards. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, no Company Product or Company Software contains (i) any bug, defect or error that adversely affects the value, use, functionality or performance of such Company Software or Company Product, or any product or Company IT System containing or used in conjunction with such Company Software or Company Product, or (ii) any listening or recording device of which the user or customer is not made aware, or any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry), software routine, disabling codes or instructions or other vulnerabilities, faults or any other code designed or intended to have, or capable of performing, any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, information Processed by Company Products or Company Software, or any Company IT System on which such code is stored or installed; or (B) damaging or destroying any data or file without the user’s consent. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, since January 1, 2024, the Company Products have not caused any failures or crashes or introduced any bugs, other defects or malicious code in or to any information technology or computer systems of any other Person, nor caused any cyberattacks or breaches to or of any such systems, or losses or theft of any data stored thereon or Processed thereby; provided that, for the avoidance of doubt, the foregoing representation is in respect of information technology and computer systems of any other Person and not of Company Products themselves.

(n) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company IT Systems (i) are in good repair, ordinary wear and tear excepted, and in operating condition to effectively perform all information technology operations reasonably necessary to conduct each Acquired Company’s business as currently conducted, (ii) do not contain any viruses or other computer code intentionally designed to disrupt, disable, or harm in any manner the operation of, or to provide unauthorized access to, any IT System or data stored thereon or Processed thereby and (iii) since January 1, 2024, have not failed, broken down or continued to perform in a substandard manner that has caused a disruption or interruption in or to the operation of any Acquired Company’s business. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, since January 1, 2024, each Acquired Company has implemented and maintained reasonable backup, security and disaster recovery technology, plans, procedures and facilities consistent with all applicable Privacy and Security Requirements, and the Acquired Companies carry out periodic audits and tests of their backup, security and disaster recovery technology, plans, procedures and facilities.

Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in Section 2.5, this Section 2.8, Section 2.9, Section 2.10, Section 2.19 and Section 2.23 are the only representations and warranties being made by the Company in this Agreement with respect to Intellectual Property Rights, privacy or data security (including Privacy and Security Requirements), IT Systems and Company Software.

2.9 Material Contracts.

(a) The Company has Made Available to Parent an accurate and complete copy of each of the following Company Contracts (each, excluding any Company Plans and Leases, a “Material Contract”):

(i) any material joint venture agreement or similar Contract involving a sharing of profits or revenue based on equity ownership in a Person with any Person that is not an Acquired Company, other than (A) Contracts requiring payment to or by any Acquired Company of license fees in an aggregate amount below $10,000,000 per annum or (B) any reseller or channel partner agreement or commercial partnership agreement;

(ii) any Company Inbound License and any Company Outbound License;

(iii) any Contract: (A) relating to the disposition or acquisition after the date of this Agreement by any Acquired Company of any assets or any business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) for consideration in excess of $20,000,000; or (B) pursuant to which any Acquired Company will acquire any interest, or will make an investment, in any other Person, other than another Acquired Company and other than in equity securities of publicly traded Entities acquired solely for cash management or passive investment purposes in the ordinary course of business, of more than $20,000,000, in each case outside of the ordinary course of business;

(iv) any Contract (A) imposing any restriction in any material respect on the right or ability of any Acquired Company or (after the Effective Time) Parent and its Subsidiaries to engage in any line of business or compete with, or provide any service to, any other Person or in any geographic area; (B) that grants exclusive rights to license, market, sell or deliver any product or service of any Acquired Company or (after the Effective Time) Parent and its Subsidiaries; (C) that contains any “most favored nation” or similar provision in favor of the counterparty; (D) that contains a right of first refusal, first offer or first negotiation or any similar right with respect to a material asset owned by an Acquired Company; or (E) that provides for a “sole source” or similar relationship or contains any provision that requires the purchase of all or any portion of an Acquired Company’s or (after the Effective Time) Parent’s and its Subsidiaries’ requirements from any third party other than any such Contracts that (1) may be canceled without material liability to the Company or its Subsidiaries upon notice of 90 days or less, or (2) that would not, individually or in the aggregate, reasonably be expected to be material to the Acquired Companies as a whole or (after the Effective Time) to Parent and its Subsidiaries;

(v) each Contract that provides to another Person the right to purchase, license or otherwise acquire an unlimited quantity of or unlimited usage of Company Products (based on any Acquired Company’s ordinary pricing metrics for such Company Products) for a fixed aggregate price or at no additional charge (including through “enterprise wide,” “unlimited use” or “all you can eat” provisions) in each case, other than Contracts entered into with customers in the ordinary course of business;

(vi) any mortgage, indenture, guarantee, loan, credit agreement, security agreement or other Contract relating to the borrowing of money, extension of credit or granting of an Encumbrance (other than a Permitted Encumbrance), in each case, for a principal amount in excess of $100,000,000, other than: (A) accounts receivable and accounts payable; (B) loans to, guarantees of obligations of, or capital contributions to direct or indirect wholly owned Subsidiaries of the Company, in each case, arising or provided in the ordinary course of business consistent with past practice; (C) accrued expenses in the ordinary course of business; (D) extensions of credit to customers in the ordinary course of business and (E) letters of credit in the ordinary course of business;

(vii) any Contract that creates any obligation under any interest rate, currency or commodity derivative or hedging transaction (other than any such transaction in the ordinary course of business);

(viii) any (A) Contract with a Major Customer involving ARR of more than $2,000,000 individually, and (B) Contract with a Major Supplier;

(ix) any settlement of a Legal Proceeding: (A) that materially restricts or imposes any material obligation which remains in effect after the date hereof on any Acquired Company (including co-existence agreements and any material settlement Contracts restricting registrations, use or licensing of material Company IP) or materially disrupts the business of any of the Acquired Companies as currently conducted; or (B) that would require any of the Acquired Companies to pay consideration valued at more than $5,000,000 in the aggregate after the date of this Agreement;

(x) any Government Contract with a customer (excluding distributors and resellers) generating ARR in excess of $10,000,000, other than purchase orders and other order forms with a value of $1,000,000 or less individually (each such Government Contract, a “Specified Government Contract”);

(xi) any Contract (other than a Contract evidencing any Company Equity Award on the form or forms used by the Company in the ordinary course of business and Made Available to Parent): (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any security of the Company, other than any non-disclosure agreement or similar Contract; (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any security of the Company; or (C) providing any Person with any right of first refusal or similar right with respect to, or right to repurchase or redeem, any security of the Company;

(xii) any Contract not disclosed against another subsection of this Section 2.9(a) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(xiii) Collective Bargaining Agreements or other Contracts with any labor union or other employee representative body; and

(xiv) any other Contract that is not listed in subsections (i)-(xii) above and that contemplates or involves the payment or delivery of cash or other consideration by or to any Acquired Company in an amount or having a value in excess of $10,000,000 over the 12-month period following the date of this Agreement, or contemplates or involves the performance of services by or for any Acquired Company having a value in excess of $10,000,000 over the 12-month period following the date of this Agreement, other than a Contract or purchase order for the sale or purchase of products or services in the ordinary course of business.

(b) Each Company Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to the Enforceability Exceptions, except as would not reasonably be expected to have a Material Adverse Effect on the Company. None of the Acquired Companies, and, to the Knowledge of the Company, no other Person, has materially violated or breached, or committed any material default under, any Company Contract that constitutes a Material Contract. To the Knowledge of the Company, as of the date hereof, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to: (i) result in a material violation or breach of any of the provisions of any Material Contract; (ii) give any Person the right to declare a material default or exercise any remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel, terminate or modify any Material Contract. Between January 1, 2024 and the date hereof, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible material violation or breach of, or material default under, any Material Contract. The Company has Made Available to Parent an accurate and complete copy of each Material Contract.

2.10 Company Products. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, no Acquired Company is obligated to, and no Acquired Company has indicated that it would (a) provide any recipient of any Company Product or prototype (or any other Person) with any upgrade, improvement or enhancement of a Company Product or prototype, except as a part of the Acquired Company’s standard maintenance and support program or (b) design or develop a new product, or a customized, improved or new version of a Company Product, for any other Person.

2.11 Major Customers and Suppliers.

(a) Part 2.11(a) of the Company Disclosure Letter sets forth an accurate and complete list of the Company’s 20 largest customers (excluding distributors and resellers), determined based on customer ARR as of the end of the third quarter of fiscal year 2026 (each, a “Major Customer”). To the Knowledge of the Company, no Acquired Company has any pending material dispute with any Major Customer. No Acquired Company has received any written notice or, to the Knowledge of the Company, other communication from any Major Customer to the effect that such Major Customer will not continue as a customer of any of the Acquired Companies or to the effect that such Major Customer intends to terminate or materially reduce the expected benefits to the Acquired Company of any existing Contract with any of the Acquired Companies.

(b) Part 2.11(b) of the Company Disclosure Letter sets forth an accurate and complete list of the Company’s 20 largest suppliers, determined based on amounts paid to such suppliers for the fiscal year to date as of September 27, 2026 (each, a “Major Supplier”). To the Knowledge of the Company, no Acquired Company has any pending material dispute with any Major Supplier. No Acquired Company has received any written notice or, to the Knowledge of the Company, other communication from any Major Supplier to the effect that such Major Supplier will likely not continue as a supplier of any of the Acquired Companies or to the effect that such Major Supplier intends to terminate or materially reduce the expected benefits to the Acquired Company of any existing Contract with any of the Acquired Companies.

2.12 Liabilities. None of the Acquired Companies has any Liability of any nature, other than: (a) liabilities identified as such in the “liabilities” column of the Company Balance Sheet; (b) liabilities that have been incurred by the Acquired Companies since the date of the Company Balance Sheet in the ordinary course of business; (c) liabilities for performance of obligations of the Acquired Companies under Company Contracts, other than liabilities arising from a breach of any Company Contract; (d) liabilities and obligations incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Contemplated Transactions; and (e) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

2.13 Compliance with Legal Requirements.

(a) Each of the Acquired Companies is, and has at all times in the last five (5) years, been, in compliance with all applicable Legal Requirements, except for such non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, in the last five (5) years, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Body or other Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

(b) None of the Acquired Companies, and no director, officer, or, to the Knowledge of the Company, other employee, agent or third party acting on behalf of any of the Acquired Companies, has, since January 1, 2024, violated, conspired to violate or aided and abetted the violation of any applicable anticorruption, anti-bribery, anti-money laundering or campaign finance or political donations Legal Requirement, including the Foreign Corrupt Practices Act of 1977, as amended, and the United Kingdom Bribery Act of 2010 (collectively, the “Anticorruption Laws”), except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole.

(c) No Acquired Company or any of its directors, officers or employees, or, to the Knowledge of the Company, agent or third party acting on behalf of any of the Acquired Companies is a Sanctioned Person, nor is any Acquired Company located, organized or resident in a Sanctioned Country and the Acquired Companies are currently in compliance with, and at all times since April 24, 2019, have been in compliance with any applicable Sanctions, except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole.

(d) In the last five (5) years, no Acquired Company has exported, reexported, or transferred any article, item, component, software, technology, service or technical data, or taken any other act, in violation of any Export Control Law, and each of the Acquired Companies has prepared and timely applied for, and obtained and complied with, all licenses, registrations and other authorizations for export, re-export, deemed (re) export, transfer or import required in accordance with applicable Export Control Law for the conduct of its business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole.

(e) There are not now, nor have there been since April 24, 2019, any formal or informal proceedings, allegations, investigations, or inquiries pending, expected or, to the Knowledge of the Company, threatened against any Acquired Company or any of their respective directors, officers or employees concerning violations or potential violations of, or conduct sanctionable under, any Sanctions, Anticorruption Laws or Export Control Law, and since April 24, 2019, none of the Acquired Companies has disclosed to any Governmental Body information that establishes or indicates that an Acquired Company violated or may have violated any Sanctions, Anticorruption Laws or Export Control Law applicable to the Acquired Companies, or is aware of any circumstances that might give rise to an investigation in the future, except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole.

(f) The Acquired Companies have, and have implemented and enforce, policies, procedures and controls reasonably designed to promote compliance in all material respects with Anticorruption Laws, Sanctions and Export Control Law.

(g) No Acquired Company is, or has been, since April 24, 2019: (a) registered, or required to be registered, with the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”) as a manufacturer, exporter, temporary importer, or provider of defense services, or as a broker; (b) engaged in manufacturing, exporting, temporarily importing, or brokering defense articles, furnishing defense services, or exporting technical data, in each case as defined in the ITAR; or (c) in possession of, or required to hold, any license, agreement, or other approval issued by DDTC under the ITAR; or (d) required to make any filing, notification, or report to DDTC under the ITAR.

(h) No Acquired Company is, or has been, since April 24, 2019, (a) engaged in any activity that is subject to, or regulated by, the U.S. Department of Energy regulations at 10 C.F.R. Part 810 or the U.S. Nuclear Regulatory Commission regulations at 10 C.F.R. Part 110, (b) required to hold, or required to have held, any general or specific authorization or license, under Part 810 or Part 110, or (c) required to make any filing, report, or notification under Part 810 or Part 110.

2.14 Governmental Authorizations. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Acquired Companies hold, and have at all times in the last five (5) years held, all Governmental Authorizations, and have made all filings required under applicable Legal Requirements, necessary to enable the Acquired Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted; (ii) all such Governmental Authorizations are valid and in full force and effect; and (iii) each Acquired Company is, and in the last five (5) years, has been, in compliance with the terms and requirements of such Governmental Authorizations. Between January 1, 2024, and the date of this Agreement, none of the Acquired Companies has received any written notice or, to the Knowledge of the

Company, other communication from any Governmental Body regarding (A) any actual or possible material violation of or material failure to comply with any term or requirement of any material Governmental Authorization or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization. Since January 1, 2024, none of the Acquired Companies has received any material grant, incentive or subsidy from any Governmental Body.

2.15 Tax Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:

(a) (i) all Tax Returns required to be filed by or on behalf of each Acquired Company (A) have been filed on or before the applicable due date (including any extensions of such due date) and (B) are true, correct and complete; and (ii) all Taxes for which each Acquired Company is liable have been timely paid or accrued (in accordance with GAAP);

(b) no extension or waiver of the limitation period or any power of attorney applicable to any Tax of any Acquired Company (by the Company or any other Person) is currently in effect;

(c) (i) no audit, claim or Legal Proceeding relating to Taxes of any Acquired Company is pending or, to the Knowledge of the Company, threatened and, in each case, that has not been resolved; (ii) no deficiency for Taxes that remains unpaid has been proposed or assessed by any Governmental Body against any Acquired Company; and (iii) no written claim has ever been made by any Governmental Body in a jurisdiction where an Acquired Company does not file a Tax Return that it is or may be subject to Tax in that jurisdiction;

(d) other than Permitted Encumbrances, there are no Encumbrances relating to Taxes upon any asset of any Acquired Company;

(e) in the two years prior to the date of this Agreement, no Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock qualifying for tax-free treatment under Sections 355 and 361 of the Code;

(f) (i) no Acquired Company has any Liability for the Taxes of another Person (other than another Acquired Company) under Treasury Regulation Section 1.1502-6 (or any similar state, local or foreign Legal Requirement), as a transferee, as a successor or by Contract, except for an agreement (A) solely between the Acquired Companies or (B) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes, and (ii) except for a group of which the Company is the common parent and which includes only the Acquired Companies, no Acquired Company has been a member of an affiliated, consolidated, or unitary group for Tax purposes;

(g) no Acquired Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (except for an agreement (i) solely between Acquired Companies or (ii) entered into in the ordinary course of business and not primarily related to the allocation or sharing of Taxes);

(h) no Acquired Company has ever participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or a similar transaction under any similar Legal Requirement;

(i) no Acquired Company will be required, or has agreed, to include any items of income in, or exclude any material items of deduction from, taxable income for a taxable period ending after the Closing as a result of: (i) any change in accounting method pursuant to Section 481 or 263A of the Code (or any comparable provision under any state, local or foreign Tax Legal Requirements) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing; (ii) deferred intercompany gain described in the Treasury Regulations under Section 1502 of the Code (or any similar provision of any state, local or foreign Tax Legal Requirements) arising from any transaction that occurred prior to the Closing; (iii) any installment sale or open transaction that occurred outside the ordinary course of business prior to the Closing; (iv) any prepaid amount, advanced amount or deferred revenue received outside the ordinary course of business prior to the Closing; (v) any election under Sections 367 or 1503(d) of the Code made prior to the Closing; or (vi) use of an improper method of accounting prior to the Closing;

(j) no Acquired Company has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar state, local or foreign Legal Requirement), and no Acquired Company has requested, has received or is subject to any written ruling of a Governmental Body or has entered into any similar written agreement with a Governmental Body with respect to any Taxes, in each case, which would be binding on an Acquired Company after the Closing; and

(k) no Acquired Company (i) is or has been resident for Tax purposes in a country outside of its country of organization or incorporation; or (ii) has, or has ever had, a permanent establishment or other taxable presence in any country other than its country of organization or incorporation;

(l) each Acquired Company is not and has not, in the five (5)-year period ending on the date of this Agreement, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code;

(m) each Acquired Company has properly and timely withheld from each payment or deemed payment made to each Company Associate, its past and present suppliers, creditors, shareholders and other third parties all Taxes and other deductions required to be withheld and has duly and timely paid such withheld amounts to the proper Governmental Bodies and complied with all reporting and record retention requirements related to such Taxes; and

(n) each Acquired Company has complied with all escheat and unclaimed property laws.

Notwithstanding any other provision of this Agreement, this Section 2.15 and Section 2.16 each only to the extent they relate to Taxes, shall contain the sole and exclusive representations and warranties of the Company under Section 2 of this Agreement with respect to Taxes.

2.16 Employee and Labor Matters; Benefit Plans.

(a) Except as prohibited by data privacy protections or under applicable Legal Requirement (in which case, the name of such individual and other identifying information may be redacted to the extent necessary to comply with such protections and applicable Legal Requirement), as soon as reasonably practical following the date hereof, the Company shall provide Parent with an employee census that sets forth a list of all employees of the Acquired Companies as of the date hereof, including each such individual’s (i) name or employee ID number, (ii) job title, (iii) hourly rate or annual base salary (as applicable), (iv) hire date or service commencement date, (v) employment status as active or on leave (including type of leave and anticipated return to work date, if any), (vi) work location, (vii) classification as exempt or non-exempt under the Fair Labor Standards Act or other applicable employment standards legislation, (viii) annual incentive compensation opportunity (whether payable in cash or equity) and (ix) visa status (if applicable).

(b) Part 2.16(b) of the Company Disclosure Letter sets forth a list of each Collective Bargaining Agreement. To the Knowledge of the Company, there is no union, works council, employee representative or other labor organization, which, pursuant to any applicable Legal Requirement, must provide consent or otherwise be notified or consulted, or with which negotiations need to be conducted, in connection with any of the Contemplated Transactions. There is no (i) unfair labor practice complaint, charge or suit pending or, to the Knowledge of the Company, threatened against any Acquired Company before the U.S. National Labor Relations Board or any similar body or Entity in the United States or any other country in which any Acquired Company has employees or performs services, (ii) slowdown, strike, group work stoppage, or similar labor dispute pending or, to the Knowledge of the Company, threatened by or with respect to any employees of the Acquired Companies, or (iii) pending or, to the Knowledge of the Company, threatened union organizing activity by a labor union seeking to represent any employees of the Acquired Companies, in each case, that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each individual that renders or has, since January 1, 2024, rendered services to any of the Acquired Companies that is or was classified as a Contract Worker or other non-employee status or as an exempt or non-exempt employee is properly classified as such under applicable Employment Laws.

(d) Each Acquired Company is, and since January 1, 2024, each Acquired Company has been, in compliance with all Employment Laws, except where the failure to so comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. None of the Acquired Companies are delinquent in payments to any employee of an Acquired Company for any earned and payable wages, overtime, salaries, commissions, bonuses, fees and other compensation for any services performed, as of the date of this Agreement, for any Acquired Company, except where the failure to so pay has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. As of the date of this Agreement, none of the Acquired Companies are delinquent in any legally required payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, worker’s compensation, social security or other similar employment-related benefits or obligations (other than routine payments to be made in the ordinary course of business consistent with past practice) except where the failure to pay has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(e) To the Knowledge of the Company, since January 1, 2024, no allegation, complaint, charge or claim (formal or informal) of sexual harassment, sexual assault, sexual misconduct, gender discrimination, racial or ethnic discrimination, or harassment on the basis of gender or race (a “Misconduct Allegation”) has been made against any person who is or was an officer, director, or an employee at the level of Senior Vice President or above of any Acquired Company in such person’s capacity as such. Since January 1, 2024, no Acquired Company has entered into any settlement agreement relating to any Misconduct Allegation against any Acquired Company or any person who is or was an officer, director, or an employee at the level of Senior Vice President or above of any Acquired Company.

(f) Since January 1, 2024, none of the Acquired Companies has had any “plant closings” or “mass layoffs” (in each case, as defined in the WARN) or other terminations for which notices were not timely and properly provided in accordance with the WARN. In the 90-day period immediately prior to the date hereof, the Acquired Companies have not carried out any “employment loss” (as defined in WARN), layoff or material reduction in hours of work that would reasonably be expected to create any material liabilities for the Company.

(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, to the Knowledge of the Company, no employee or officer of the Acquired Companies is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, non-solicitation agreement, restrictive covenant or other obligation (i) to the Acquired Companies or (ii) to a former employer of any such employee or officer relating to (A) the right of any such employee or officer to be employed by the Acquired Companies or (B) to the knowledge or use of trade secrets or proprietary information.

(h) Part 2.16(h) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of each material Company Plan (or forms of material Company Plans to the extent that such Company Plans do not materially differ from the form) and separately identifies each material Company Plan that is maintained, sponsored, contributed to, or required to be contributed to, by the Company or its Subsidiaries primarily for the benefit of employees outside of the United States (each, a “Foreign Company Plan”). The Company has Made Available to Parent (or, in the case of certain Foreign Company Plans identified on Part 2.16(h) of the Company Disclosure Letter, will Make Available to Parent no later than 30 days following the date hereof), in each case, to the extent applicable: (i) accurate and complete copies of each material Company Plan (or, with respect to any unwritten Company Plan, a written description of each material term thereof), including all amendments thereto; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA with respect to each material Company Plan; (iii) the most recently filed annual report (Form 5500 Series and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Plan; (iv) the trust agreement, insurance Contract or other funding instrument, if any, with respect to each material Company Plan; (v) all discrimination tests required under the Code for each Company Plan intended to be qualified under Section 401(a) of the Code for the three most recent plan years; (vi) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; and (vii) all material correspondence to or from any Governmental Body within the past three years with respect to any Company Plan.

(i) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) each Company Plan has been established, maintained and operated in all material respects in accordance with its terms and in compliance in all material respects with all applicable Legal Requirements, including ERISA and the Code; (ii) any Company Plan intended to be qualified under Section 401(a) of the Code and each trust intended to be qualified under Section 501(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of the Company, no event has occurred since the date of the most recent determination that would reasonably be expected to adversely affect such qualification; (iii) no “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Plan; (iv) there is no audit, inquiry or Legal Proceeding pending or, to the Knowledge of the Company, threatened or reasonably anticipated by the IRS, DOL or any other Governmental Body with respect to any Company Plan; (v) none of the Acquired Companies or any ERISA Affiliate has ever incurred any material penalty or Tax with respect to any Company Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code or any material penalty or Tax under applicable Legal Requirements; and (vi) each of the Acquired Companies and ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Company Plan, and, to the extent not yet due, such contributions and other payments have been adequately accrued in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Reports.

(j) Since January 1, 2021, none of the Acquired Companies, and none of their respective ERISA Affiliates, has maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any Liability in respect of, any: (i) Company Pension Plan subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; or (iii) plan described in Section 413 of the Code. No Company Plan is or has been funded by, associated with or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No Company Plan subject to ERISA holds stock issued by the Company or any of its current ERISA Affiliates as a plan asset. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company, the fair market value of the assets of each funded Foreign Company Plan, the Liability of each insurer for any Foreign Company Plan funded through insurance, or the book reserve established for any Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, with respect to all current and former participants in such Foreign Company Plan according to the reasonable actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Company Plan.

(k) Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) each Foreign Company Plan has been in all material respects established, maintained, operated and administered in accordance with its terms and all applicable laws of any controlling Governmental Body; (ii) each Foreign Company Plan intended to qualify for special tax treatment satisfies all requirements for such treatment; (iii) there are no actions, suits or claims pending, or, to the Knowledge of the Company, threatened with respect to any Foreign Company Plan (other than routine claims for benefits); and (iv) each Foreign Company Plan that is required to be registered or approved by any Governmental Body under applicable Legal Requirements has been so registered or approved. Except as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company, the fair market value of the assets of each funded Foreign Company Plan, the Liability of each insurer for any Foreign Company Plan funded through insurance, or the book reserve established for any Foreign Company Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, with respect to all current and former participants in such Foreign Company Plan according to the reasonable actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Company Plan.

(l) No Company Plan provides (except at no cost to the Acquired Companies or any Affiliate of the Acquired Companies), or reflects or represents any Liability of any of the Acquired Companies or any Affiliate of any Acquired Company to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Company Associate for any reason, except as may be required by COBRA or other applicable Legal Requirements.

(m) Except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Associate; (ii) require any contributions or payments to fund any obligations under any Company Plan, impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Plan, or cause any of the Acquired Companies to transfer or set aside any assets to fund any Company Plan or (iii) without limiting the generality of the foregoing, result in payments to any Company Associate as a result of the execution and delivery of this Agreement or the consummation of any of the Contemplated Transactions that would (either alone or in combination with any other payment) be an “excess parachute payment” within the meaning of Section 280G or not be deductible under Section 280G of the Code. None of the Acquired Companies has any obligation to compensate any Company Associate for any Taxes incurred by such Company Associate under Section 4999 of the Code.

(n) Except as would not reasonably be expected to, individually or in the aggregate, result in a material liability to the Company, each Company Plan or other Contract between any Acquired Company and any Company Associate that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code and the regulations and guidance thereunder (“Section 409A”) is and has at all times been administered in documentary and operational compliance with the requirements of Section 409A. No Acquired Company has any obligation to gross-up or otherwise reimburse any Company Associate for any tax incurred by such person pursuant to Section 409A.

2.17 Environmental Matters.

(a) Except as would not reasonably be expected to have, or result in, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Acquired Companies is, and in the last five (5) years, has been, in compliance in all material respects with, and is not and has not been subject to any material Liability under, applicable Environmental Laws, including timely applying for, possessing, maintaining, and materially complying with the terms and conditions of all material Governmental Authorizations required under applicable Environmental Laws, (ii) none of the properties currently or, to the Knowledge of the Company, formerly owned, leased or operated by any of the Acquired Companies contains any Hazardous Materials in amounts exceeding the levels allowed by, requiring investigation or remediation under, or otherwise permitted by, applicable Environmental Laws, (iii) between January 1, 2024, and the date of the Agreement, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Person that alleges that any of the Acquired Companies is not in material compliance with, or has any material Liability under, any Environmental Law and (iv) there has been no Release at, on, under or from any Leased Real Property or any other property that is or was owned, operated or leased by any of the Acquired Companies or at any property or facility at which any Acquired Company has arranged for the transportation, disposal or treatment of Hazardous Materials.

(b) The Company has Made Available to Parent copies of all material environmental assessments, Governmental Authorizations, reports, audits and other material documents in the Acquired Companies’ possession or under their control that relate to the Acquired Companies’ compliance with or any Liability under any Environmental Law or the environmental condition of any real property that any of the Acquired Companies currently or formerly has owned, operated, or leased.

2.18 Insurance. Each material insurance policy and material self-insurance program and arrangement relating to the business, assets and operations of the Acquired Companies is in full force and effect, no written notice of default or termination has been received by any Acquired Company in respect thereof and all premiums due thereon have been paid in full, except as would not reasonably be expected to have a Material Adverse Effect on the Company. Between January 1, 2024 and the date of the Agreement, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible: (a) cancellation or invalidation of any material insurance policy other than in connection with ordinary renewals; (b) refusal of any coverage or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.

2.19 Legal Proceedings; Orders. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, there is no pending Legal Proceeding against, or that, to the Knowledge of the Company, is being threatened against, any Acquired Company. As of the date hereof, there is no pending Legal Proceeding against any Acquired Company that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions. As of the date hereof, no Acquired Company is subject to any Order that would reasonably be expected to have a Material Adverse Effect on the Company.

2.20 Authority; Binding Nature of Agreement. The Company has the necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject only to the approval of this Agreement by the Required Company Shareholder Vote. The Company’s board of directors (at a meeting duly called and held) has: (a) unanimously determined that the Merger is advisable and fair to, and in the best interests of, the Company and its shareholders, and declared it advisable to enter into this Agreement and consummate the Contemplated Transactions (including the Merger); (b) unanimously adopted this Agreement and authorized and approved the execution, delivery and performance of this Agreement by the Company; (c) unanimously recommended the approval of this Agreement by the Company’s shareholders at the Company Shareholders’ Meeting; and (d) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.21 Takeover Statutes; No Rights Plan. Subject to the accuracy of the representations and warranties in Section 3.5, the Company’s board of directors has taken all actions necessary to ensure that the restrictions applicable to take-over bids and business combinations contained in Chapters 110C and 110F of the Massachusetts General Laws are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Contemplated Transactions. None of such actions by the Company’s board of directors has been amended, rescinded or modified. There are no other “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations (each, a “Takeover Statute”) applicable to, or purporting to be applicable to, this Agreement, any Acquired Company, the Merger or any of the other Contemplated Transactions, including any Takeover Statute that would limit or restrict Parent or any of its Affiliates from exercising its ownership of shares of Company Common Stock acquired in the Merger. The Company has no stockholder rights plan, “poison pill” or similar agreement or arrangement designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.

2.22 Vote Required. Subject to the accuracy of the representations and warranties in Section 3.5, the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Shareholders’ Meeting (the “Required Company Shareholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and approve the Merger.

2.23 Non-Contravention; Consents. Except for any filings, notifications or Consents required by the Securities Act, the Exchange Act, the MBCA, the HSR Act, any foreign antitrust Legal Requirement, any Foreign Investment Law, the NISPOM Rule (including notification to the DCSA and, as required, any other cognizant security authority pursuant to the NISPOM Rule) and the Nasdaq Rules and listing standards, neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any of the provisions of the (i) articles of organization or bylaws of the Company or (ii) other charter or organizational documents of any of the Acquired Companies (other than the Company); (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject; (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Companies; (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Contract; (ii) accelerate the maturity or performance of any Contract; or (iii) cancel, terminate or modify any right, benefit, obligation or other term of any Contract; (e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by any of the Acquired Companies (except for Permitted Encumbrances); or (f) result in the transfer of any material asset of any of the Acquired Companies to any Person, except, with respect to clauses “(a)(ii)” and “(b)” through “(f)” above, for any such contraventions, conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as may be required by the Securities Act, the Exchange Act, the MBCA, the HSR Act, any foreign antitrust Legal Requirement, any Foreign Investment Law, the NISPOM Rule (including notification to the DCSA and, as required, any other cognizant security authority pursuant to the NISPOM Rule) and the Nasdaq Rules and listing standards, none of the Acquired Companies was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement or (B) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure by the applicable Acquired Company to make any such filing, give any such notice or obtain any such Consent would not reasonably be expected to have a Material Adverse Effect on the Company.

2.24 Fairness Opinion. The Company’s board of directors has received from Evercore Group L.L.C. (“Evercore”), financial advisor to the Company, an opinion, to the effect that, as of the date of such opinion and based upon and subject to the various matters and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock (other than any Dissenting Shares or any other shares of Company Common Stock held by the Company, Parent, Merger Sub or any other wholly owned Subsidiary of Parent) in the Merger is fair, from a financial point of view, to such holders. As soon as practicable following the execution of this Agreement, the Company will make available to Parent, solely for informational purposes, an accurate and complete copy of such written opinion. The Company has received the consent of Evercore to include such opinion in the Proxy Statement.

2.25 Advisors’ Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Acquired Companies. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all related indemnification and other agreements.

2.26 Related Person Transactions. Except for compensation or other employment arrangements entered into in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between any Acquired Company, on the one hand, and any Affiliate (including any director or officer) thereof (but not including any wholly owned Subsidiary of the Company), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of shareholders.

2.27 Government Contracts.

(a) Except as set forth in Part 2.27 of the Company Disclosure Letter and except as would not be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, with respect to each Government Contract and each Government Contract Bid:

(i) to the Knowledge of the Company, the Acquired Companies have complied with the applicable provisions, terms and conditions of each Government Contract and Government Contract Bid and with all applicable Legal Requirements expressly applicable thereto (including, if applicable, the Federal Acquisition Regulation (the “FAR”) and any applicable agency supplements thereto, the Defense Federal Acquisition Regulation Supplement (the “DFARS”), the Truthful Cost and Pricing Data Act, the Service Contract Act, the Contract Disputes Act of 1978, as amended, the Office of Federal Procurement Policy Act, as amended, the Buy American Act, the Trade Agreements Act, and the Procurement Integrity Act);

(ii) to the Knowledge of the Company, all representations and certifications executed, acknowledged, or set forth in or pertaining to each Government Contract or Government Contract Bid by any Acquired Company were accurate and truthful as of their effective dates (including representations and certifications regarding eligibility for and compliance with any Preferred Bidder Status), and each Acquired Company has complied with all requirements under such representations and certifications;

(iii) to the Knowledge of the Company, all invoices and claims for payment, reimbursement, or adjustment submitted by any Acquired Company under any Government Contract or Government Contract Bid were current, accurate, and complete as of their respective submission dates;

(iv) no Government Contract has been the subject of any bid protest proceeding that remains pending or unresolved as of the date hereof; and

(v) to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to a claim for fraud (as defined under the state or federal laws of the United States) in connection with any Government Contract or Government Contract Bid under the United States civil or criminal False Claims Acts, the United States Procurement Integrity Act or other applicable Legal Requirements.

(b) Except as set forth in Part 2.27 of the Company Disclosure Letter and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since January 1, 2024, no Acquired Company has received any written (or, to the Knowledge of the Company, oral) notice of: (i) any termination for default, cure notice, show cause notice, or stop work order with respect to any Specified Government Contract that has not been resolved prior to the date hereof; (ii) any termination for convenience of any Specified Government Contract; or (iii) any non-exercise of any option to extend a multi-year Specified Government Contract.

(c) Except as set forth in Part 2.27 of the Company Disclosure Letter and except as would not be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, since January 1, 2024: (i) neither any Acquired Company, nor any of their respective officers, employees, or, to the Knowledge of the Company, consultants, subcontractors, agents, or representatives or other Principals (as defined in FAR 52.209-5) has been suspended or debarred or otherwise excluded from doing business with any Governmental Body, proposed for suspension or debarment, or been the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Body; (ii) to the Knowledge of the Company, no circumstances exist that would reasonably be expected to warrant the institution of debarment, suspension, or exclusion proceedings or any finding of non-responsibility, ineligibility, or disqualification with respect to any Acquired Company; (iii) neither any Acquired Company nor any of its respective officers, directors, or employees has been under any administrative, civil, or criminal investigation or indictment by any Governmental Body with respect to the conduct of such Acquired Company’s business in performance of a Government Contract; (iv) no audit of any Acquired Company has resulted in a material adjustment to amounts invoiced or a material adverse finding with respect to any alleged unlawful conduct, misstatement, or omission arising under or relating to any Government Contract or Government Contract Bid (other than routine audits in the ordinary course of business); (v) no Acquired Company has made any voluntary or mandatory disclosure to any Governmental Body with respect to any alleged irregularity, unlawful conduct, misstatement, significant overpayment, or omission arising under or relating to a Government Contract or Government Contract Bid that resulted in a finding of liability, suspension, debarment, or other adverse finding against such Acquired Company, and, to the Knowledge of the Company, there have been no facts or circumstances that would require a mandatory disclosure pursuant to FAR 52.203-13(b)(3)(i); (vi) no Acquired Company has been the subject of any actual “whistleblower” or “qui tam” lawsuit that resulted in a finding of liability or remains pending; and (vii) no Governmental Body has assigned any Acquired Company an adverse or negative past performance rating in connection with any Contractor Performance Assessment Report, past performance questionnaire, or similar evaluation of past performance (an adverse or negative past performance rating being a rating lower than “Satisfactory” or a materially similar rating).

(d) Except as set forth in Part 2.27 of the Company Disclosure Letter and except as would not be, individually or in the aggregate, material to the Acquired Companies, taken as a whole: (i) there are no outstanding claims against any Acquired Company, either by a Governmental Body or by any prime contractor, subcontractor, vendor, or other third party, arising under or relating to any Government Contract or Government Contract Bid, and, to the Knowledge of the Company, there are no facts that would reasonably be expected to result in any such claim;

(ii) there are no pending disputes between any Acquired Company and any Governmental Body under the Contract Disputes Act or any other applicable Legal Requirement, or between any Acquired Company and any prime contractor, subcontractor, or vendor arising under or relating to any Government Contract or Government Contract Bid, and, to the Knowledge of the Company, there are no facts that would reasonably be expected to result in any such dispute; and (iii) no Acquired Company has submitted or received, or is preparing to submit, a claim or request for equitable adjustment under any Government Contract that is outside the ordinary course of business or would reasonably be expected to result in a material liability or obligation outside the ordinary course of business. Except as set forth in Part 2.27 of the Company Disclosure Letter and except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, no costs incurred by any Acquired Company have been formally disallowed as a result of a written finding or determination by a Governmental Body, and no Governmental Body, prime contractor, or higher-tier subcontractor under a Government Contract has withheld or set off amounts of money otherwise acknowledged to be due to any Acquired Company under any Government Contract.

(e) To the Knowledge of the Company, no Acquired Company has had access to confidential or non-public information, nor engaged in any conduct, that would reasonably be expected to create or result in an “organizational conflict of interest,” as defined under FAR Subpart 9.5, with respect to any Acquired Company’s Government Contracts.

(f) Except as would not be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, to the Knowledge of the Company, (i) the Acquired Companies have, to the extent required under the terms of the applicable Government Contracts and all applicable Legal Requirements: (A) taken all reasonable steps to protect rights in and to all technical data, computer software, and other Intellectual Property Rights developed in connection with any Government Contract; and (B) complied with all applicable notice requirements, Legal Requirements (including the FAR and the DFARS), and contractual requirements relating to the placement of legends or restrictive markings on all technical data, computer software, computer software documentation, and other Intellectual Property Rights developed in connection with, used in the performance of, or delivered or otherwise provided to a Governmental Body under any Government Contract; and (ii) no Acquired Company is using any Intellectual Property Rights in the performance of any Government Contract without having obtained all licenses or permissions that are required from the applicable Governmental Body.

(g) Except as would not be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, no Acquired Company has made any assignment of any Government Contract or any interest in any outstanding Government Contract and no Acquired Company has entered into any financing arrangement with respect to any outstanding Government Contract.

(h) Except as set forth in Part 2.27 of the Company Disclosure Letter, no Specified Government Contract was awarded on the basis of any “Preferred Bidder Status.”

(i) Except as set forth in Part 2.27 of the Company Disclosure Letter and except as would not be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, each Acquired Company is in compliance with the requirements of DFARS 252.204-7012 (Safeguarding Covered Defense Information and Cyber Incident Reporting), including implementation of the National Institute of Standards and Technology Special Publication 800-171, and DFARS 252.204-7021 and the U.S. Department of Defense’s Cybersecurity Maturity Model Certification Framework, in each case as and to the extent required by such Acquired Company’s Government Contracts.

(j) The Company has provided Parent with a description of the material facility security clearances held by the Acquired Companies and has informed Parent that certain personnel hold security clearances currently used in connection with the Acquired Companies’ business. Nothing in this Section 2.27 requires the Company to disclose classified information, individual clearance-holder information, DD Forms 254, security-classification specifications or other information whose disclosure is restricted by applicable Legal Requirements, a Government Contract, or direction of the applicable cognizant security authority. Such clearances are all of the facility and personnel security clearances reasonably necessary to conduct the business of the Acquired Companies as currently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and except as set forth in Part 2.27 of the Company Disclosure Letter: (i) each Acquired Company has the required procedures and facility and personnel security clearances in place to conduct its classified business up to the level of its present clearances and has taken all actions reasonably necessary to maintain and protect such clearances; and (ii) each Acquired Company is, and since January 1, 2021, has been, in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual and 32 C.F.R. Part 117 (the “NISPOM Rule”), and holds at least a “Satisfactory” rating from DCSA or any other cognizant security agency under the NISPOM Rule (or has achieved at least a “Satisfactory” rating on any self-inspection performed by such Acquired Company in lieu of a rating from DCSA or any other cognizant security agency). Except as set forth in Part 2.27 of the Company Disclosure Letter and except as would not reasonably be expected to be, individually or in the aggregate, material to the Acquired Companies, taken as a whole, (i) since January 1, 2021, no notice of revocation, suspension, or invalidation has been issued by DCSA or any other Governmental Body with respect to any facility security clearance held by any Acquired Company or personnel security clearance of any employee of any Acquired Company required to fulfill such Acquired Company’s Government Contracts, and, to the Knowledge of the Company, no such action is proposed or threatened; (ii) to the Knowledge of the Company, no facts or circumstances currently exist that would reasonably be expected to give rise to the revocation, suspension, or invalidation of any such clearance; (iii) since January 1, 2021, no Acquired Company has received any notice from DCSA or any other Governmental Body of any investigation, inquiry, or review relating to the facility or, to the Knowledge of the Company, personnel security clearances granted to any Acquired Company, other than any review in the normal course of business; (iv) no Acquired Company is presently operating under a foreign ownership, control, or influence (“FOCI”) mitigation instrument (including a proxy agreement, voting trust agreement, special security agreement, or security control agreement) other than as may be required as a result of the change of ownership contemplated by this Agreement; and (v) since January 1, 2021, all material violations of any Acquired Company’s policies or applicable Legal Requirements relating to the safeguarding of, or access to, classified information have been reported to the appropriate Governmental Body and contracting parties as required by any applicable Government Contracts or Legal Requirements.

(k) During the Pre-Closing Period, except as set forth in Part 2.27 of the Company Disclosure Letter, or as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), the Company shall, and shall cause each other Acquired Company to, use commercially reasonable efforts to perform and comply with its Government Contracts and applicable Legal Requirements, maintain all material facility and personnel security clearances and other national security authorizations, and preserve in all material respects its relationships with Governmental Bodies, prime contractors, and higher-tier subcontractors; provided that no Acquired Company shall take any action that would reasonably be expected to result in the suspension, revocation, or invalidation of any such clearance or authorization; and the Company shall promptly notify Parent of any material default notice, suspension or debarment proceeding, government investigation, mandatory disclosure, or actual or threatened loss of any such clearance or authorization.

2.28 Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the shareholders of the Company or at the time of the Company Shareholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent for inclusion or incorporation by reference in the Proxy Statement.

2.29 No Other Representations. The Company, on behalf of itself and the other Acquired Companies, acknowledges that: (a) except for the representations and warranties expressly set forth in Section 3 and in the certificate delivered pursuant to Section 6.3(c), none of Parent, Merger Sub or any other Parent Entity (or any other Person) makes, or has made, any representation or warranty relating to the Parent Entities or any of their businesses or operations in connection with this Agreement or the Merger; and (b) the representations and warranties made by Parent or Merger Sub in Section 3 and in the certificate delivered pursuant to Section 6.3(c) are in lieu of and are exclusive of all other representations and warranties made by Parent and Merger Sub, including any express or implied warranties as to merchantability or fitness for a particular purpose, and each of Parent and Merger Sub disclaims any other express or implied representations or warranties, notwithstanding the delivery or disclosure by or on behalf of Parent and Merger Sub of any other information (including any financial information, supplemental data or financial projections or other forward-looking statements) to the Company, any other Acquired Company or any of their respective Affiliates or Representatives. The Company, on behalf of itself and the other Acquired Companies, further acknowledges that, except for the representations and warranties expressly set forth in Section 3 and in the certificate delivered pursuant to Section 6.3(c), it has not relied on or otherwise been induced by: (i) any express or implied representation or warranty relating to the Parent Entities or any of their businesses or operations in connection with this Agreement or the Merger; (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company, any other Acquired Company or any of their respective Affiliates or Representatives; or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Section 3. REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company as follows (it being understood that the representations and warranties contained in this Section 3 are subject to the exceptions and disclosures set forth in the Parent Disclosure Letter (subject to Section 8.6)):

3.1 Due Organization. Parent is a société européenne organized under the laws of France, duly formed, validly existing and in good standing under the laws of France. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Massachusetts. Each of Parent and Merger Sub (a) has the requisite corporate power and authority (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except, in each case, as would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub. Each of Parent and Merger Sub is qualified to do business as a foreign entity and is in good standing (in jurisdictions that recognize the concept of good standing), under the laws of all jurisdictions where the character of its properties and assets owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on Parent.

3.2 Legal Proceedings; Orders. As of the date hereof, except as would not reasonably be expected to have a Material Adverse Effect on Parent, there is no Legal Proceeding pending or that, to the Knowledge of Parent, is being threatened against any Parent Entity. As of the date hereof, no Parent Entity is subject to any order, decree or ruling that would reasonably be expected to have a Material Adverse Effect on Parent.

3.3 Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has the necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions, subject only to the adoption of this Agreement by Parent in its capacity as sole shareholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Contemplated Transactions has been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, in each case other than the filing of the articles of merger as required by the MBCA. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Non-Contravention; Consents. Except for any filings, notifications or Consents required by the Securities Act, the Exchange Act, the MBCA, the HSR Act, any foreign antitrust Legal Requirement, any Foreign Investment Law and the Nasdaq Rules and listing standards, neither the execution, delivery or performance of this Agreement nor the consummation of the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time): (a) contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of any Parent Entity; (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any of the Parent Entities, or any of the assets owned or used by any of the Parent Entities, is subject; (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Parent Entities; (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material Contract to which any of the Parent

Entities is a party, or give any Person the right to: (i) declare a default or exercise any remedy under any material Contract; (ii) accelerate the maturity or performance of any material Contract; or (iii) cancel, terminate or modify any right, benefit, obligation or other term of any material Contract; (e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by any of the Parent Entities (except for Permitted Encumbrances); or (f) result in the transfer of any material asset of any of the Parent Entities to any Person, except, with respect to clauses “(b)” through “(f)” above, for any such contraventions, conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except as may be required by the Securities Act, the Exchange Act, the MBCA, the HSR Act, any foreign antitrust Legal Requirement, any Foreign Investment Law and the Nasdaq Rules and listing standards, no Parent Entity was, is or will be required to make any filing with or give any notice to, or to obtain any consent from, any Governmental Body in connection with (A) the execution, delivery or performance of this Agreement or (B) the consummation of the Merger or any of the other Contemplated Transactions, except where the failure by the applicable Parent Entity to make any such filing, give any such notice or obtain any such consent would not reasonably be expected to have a Material Adverse Effect on Parent.

3.5 Stock Ownership. As of the date of this Agreement, (a) none of Parent, Merger Sub or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 under the Exchange Act) any shares of Company Common Stock or any options, warrants or other rights to acquire shares of Company Common Stock, and (b) none of Parent, Merger Sub or any of their respective controlled Affiliates “owns” or has “owned” within the three years prior to the date hereof (as such terms are defined in Chapter 110F of the Massachusetts General Laws) 5% or more of the outstanding voting stock of the Company.

3.6 Capitalization and Operations of Merger Sub. All of the issued and outstanding shares of Merger Sub are as of the date of this Agreement, and immediately prior to the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions, has not conducted any material business prior to the date of this Agreement and has no material assets or material obligations of any nature, other than those incident to its formation and those incurred pursuant to or in connection with this Agreement, the Merger and the other Contemplated Transactions.

3.7 Financing.

(a) Parent has delivered to the Company a copy of the executed mandate letter, dated as of the date of this Agreement (including all exhibits, schedules and annexes thereto, as may be amended, modified, waived or replaced in accordance with the terms thereof, and together with the syndication letter entered into in connection therewith, the “Debt Commitment Letter”), by and among Parent, Morgan Stanley Europe SE and Societe Generale (together with any financing sources added in accordance with the terms of the Debt Commitment Letter and hereof, the “Financing Sources”), pursuant to which the Financing Sources have committed, subject solely to the conditions expressly set forth therein and the terms thereof, to provide the amounts set forth therein for purposes of funding the Contemplated Transactions on the date on which the Closing is to occur pursuant to Section 1.3 (the “Debt Financing”). Parent has also delivered to the Company a copy of any fee letter with any Financing Source (with such fee letters and Debt Commitment Letter redacted in a customary manner to mask only the fees payable to the Financing Sources in respect of the Debt Financing, the rates and amounts included in the “market flex” provisions and other economic terms that would not (i) reasonably be expected to adversely affect the availability of the Debt Financing or to reduce the amount thereof to be less than the amount required to comply with the representation in Section 3.7(b) relating to the Debt Commitment Letter, (ii) impose any new condition or otherwise amend, modify or expand any conditions precedent to the funding of the Debt Financing or (iii) delay or prevent the Closing Date (the foregoing clauses (i), (ii) and (iii), collectively, the “Prohibited Conditions”)) (any such fee letter, a “Fee Letter”).

(b) Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, the aggregate net proceeds from the Debt Financing, when funded in accordance with the Debt Commitment Letter, together with all other sources of cash available to Parent on the Closing Date, will be sufficient for the payment of all of Parent and Merger Sub’s obligations under this Agreement and the Debt Commitment Letter, including the payment of the Merger Consideration, all payments in respect of Company RSUs pursuant to Section 5.3 and all costs and expenses of the Contemplated Transactions payable by Parent, Merger Sub or the Surviving Corporation in connection with the Merger, and any repayment or refinancing of indebtedness contemplated by the Debt Commitment Letter (collectively, the “Financing Uses”).

(c) As of the date of this Agreement, each of the Debt Commitment Letter and each Fee Letter is in full force and effect and has not been withdrawn, terminated or rescinded, or amended, restated or otherwise modified or waived in any respect. Each of the Debt Commitment Letter and each Fee Letter is a legal, valid and binding obligation of Parent and to the Knowledge of Parent, each of the other parties thereto, enforceable against Parent and to the Knowledge of Parent, each of the other parties thereto in accordance with its terms, subject to the Enforceability Exceptions. As of the date of this Agreement, there are no conditions precedent or other contingencies directly or indirectly related to the funding of the full amount (or any portion) of the Debt Financing at or prior to the Closing, other than as expressly set forth in the Debt Commitment Letter as in effect on the date hereof. As of the date of this Agreement, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, constitutes, or could constitute, a breach, default or failure to satisfy a condition under the Debt Commitment Letter by or on the part of Parent or, to the Knowledge of Parent, any other party to the Debt Commitment Letter under the Debt Commitment Letter. As of the date of this Agreement, there are no legally binding side letters, engagement letters, or other agreements or Contracts directly or indirectly related to the Debt Financing or the Debt Commitment Letter that contain a Prohibited Condition. Parent has fully paid all commitment fees and other fees required to be paid on or prior to the date of this Agreement in connection with the Debt Financing. As of the date of this Agreement, Parent is not, and has no reason to be, aware of any fact, event or other occurrence that makes any of the representations or warranties in the Debt Commitment Letter inaccurate in any material respect. As of the date of this Agreement, no Person that is a party to the Debt Commitment Letter has notified Parent (or any of its Affiliates or Representatives) in writing of its intention to terminate any of its obligations under the Debt Commitment Letter or to not provide the Debt Financing.

(d) As of the date of this Agreement, assuming the satisfaction or waiver of the conditions to the Closing pursuant to Section 6, Parent has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Commitment Letter will not be satisfied on or prior to the Closing Date or that the full amount of the Debt Financing required to satisfy the Financing Uses will not be made available to Parent on the Closing Date.

(e) Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that their respective obligations under this Agreement are not subject to or conditioned in any manner whatsoever upon obtaining the Debt Financing in the amount required to satisfy the Financing Uses.

3.8 Disclosure. None of the information to be supplied by or on behalf of Parent specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to the shareholders of the Company or at the time of the Company Shareholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by any Acquired Company for inclusion or incorporation by reference in the Proxy Statement.

3.9 No Other Representations. Parent, on behalf of itself and the Parent Entities, including Merger Sub, acknowledges that: (a) except for the representations and warranties expressly set forth in Section 2 and in the certificate delivered pursuant to Section 6.2(c), neither the Company nor any of the other Acquired Companies (or any other Person) makes, or has made, any representation or warranty relating to the Acquired Companies or any of their businesses or operations in connection with this Agreement or the Merger; and (b) the representations and warranties made by the Company in Section 2 and in the certificate delivered pursuant to Section 6.2(c) are in lieu of and are exclusive of all other representations and warranties made by the Company, including any express or implied warranties as to merchantability or fitness for a particular purpose, and the Company disclaims any other express or implied representations or warranties, notwithstanding the delivery or disclosure by or on behalf of the Company of any other information (including any financial information, supplemental data or financial projections or other forward-looking statements) to Parent and Merger Sub or any of their respective Affiliates or Representatives. Parent and Merger Sub further acknowledge that, except for the representations and warranties expressly set forth in Section 2 and in the certificate delivered pursuant to Section 6.2(c), they have not relied on or otherwise been induced by: (i) any express or implied representation or warranty relating to the Acquired Companies or any of their businesses or operations in connection with this Agreement or the Merger; (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent or Merger Sub or any of their respective Affiliates or Representatives; or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Section 4. CERTAIN COVENANTS OF THE COMPANY AND PARENT

4.1 Access and Investigation.

(a) During the Pre-Closing Period, the Company shall, and shall cause each of the other Acquired Companies to, and shall use its commercially reasonable efforts to cause its and their respective Representatives to: (i) provide Parent and Parent’s Representatives with reasonable access to the Acquired Companies’ Representatives, personnel, properties and assets and to existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies; and (ii) provide Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies and with such additional financial, operating and other data and information regarding the Acquired Companies, in each case, (A) as Parent may reasonably request, (B) under the supervision of appropriate personnel of the Company, (C) in such a manner not to unreasonably interfere with the usual operation of the Acquired Companies, (D) to the extent reasonably related to the Contemplated Transactions, including transition or integration planning related thereto, and (E) with respect to books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, additional financial, operating and other data and information regarding the Acquired Companies, solely to the extent such items are in the possession or control of the Acquired Companies or any of their respective Representatives. Notwithstanding the foregoing: (1) nothing in this Section 4.1(a) shall require any Acquired Company or its Representatives to disclose any information to Parent or Parent’s Representatives if, in the reasonable and good faith judgment of the Company, such disclosure (x) would violate any applicable law, (y) would jeopardize the attorney-client privilege, work-product doctrine or other legal privilege held by any Acquired Company or (z) is prohibited pursuant to the terms of confidentiality provisions in a Company Contract with a third party; and (2) if any Acquired Company does not provide or cause its Representatives to provide such access or such information in reliance on clause “(1)” of this sentence, then the Company shall as soon as reasonably practicable (and in any event within three Business Days after such Acquired Company determines that it will not provide or cause its Representatives to provide such access or such information) provide a written notice to Parent stating that it is withholding such access or such information and stating the justification therefor, and, in respect of any information withheld in reliance on clauses “(1)(x)”, “(1)(y)” or “(1)(z)” shall use its commercially reasonable efforts to provide the applicable information in a way that would not violate such law, jeopardize such privilege or violate such Company Contract.

(b) The Confidentiality Agreement shall remain in full force and effect in accordance with its terms until the Effective Time, at which time the Confidentiality Agreement shall automatically terminate without further action; provided that none of the actions permitted by Section 5.8 shall constitute a breach of the Confidentiality Agreement.

4.2 Operation of the Company’s Business and Parent’s Business.

(a) During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements, (x) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (y) as expressly required by this Agreement or (z) as set forth in Part 4.2(a) of the Company Disclosure Letter, the Company shall, and shall cause each of the other Acquired Companies to (i) use commercially reasonable efforts to conduct their business and operations in all material respects in the ordinary course and (ii) use commercially reasonable efforts to preserve substantially intact the Acquired Companies’ business organization, keep available the services of the Company’s current officers and maintain in all material respects its relationships with all material suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having material business relationships with the Acquired Companies (taken as a whole) (it being agreed that any action specifically consented to by Parent in writing pursuant to, or expressly permitted by any of the provisions of, Section 4.2(b) shall not constitute a breach of Section 4.2(a) unless such action is a breach of Section 4.2(b)).

(b) During the Pre-Closing Period, except (w) as may be required by applicable Legal Requirements, (x) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (y) as expressly required by this Agreement or (z) as set forth in Part 4.2(b) of the Company Disclosure Letter, the Company shall not, and the Company shall cause the other Acquired Companies not to:

(i) (A) declare, accrue, set aside, establish a record date for or pay any dividend or other distribution (whether in cash, stock or otherwise) in respect of its shares of capital stock or other securities, except for cash dividends or distributions declared, accrued, set aside or made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (B) pledge or encumber any shares of its capital stock or other securities; (C) modify the terms of any shares of its capital stock or other equity or voting interests; or (D) repurchase, redeem or otherwise reacquire any of its shares of capital stock or other securities, other than (1) pursuant to the terms of the Company Equity Plan, award agreements or Contracts evidencing Company Equity Awards or the Company ESPP, (2) the acquisition of Company Equity Awards in connection with the forfeiture of such awards or (3) for withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement (or granted in accordance with the terms of this Agreement) in accordance with the terms of the applicable Company Equity Award or the Company ESPP as in effect on the date hereof;

(ii) sell, issue, grant or authorize the sale, issuance or grant of: (A) any of its capital stock or any other security; (B) any option, stock appreciation right, restricted stock unit, deferred stock unit, market stock unit, performance stock unit, restricted stock award or other equity-based compensation award (whether payable in cash, stock or otherwise), call, warrant or right to acquire any of its capital stock or any other security; or (C) any instrument convertible into or exchangeable for any of its capital stock or any other security (except that the Company may issue shares of Company Common Stock (x) upon the exercise of, or the vesting, settlement or delivery of shares pursuant to, Company Equity Awards outstanding as of the date of this Agreement (or granted in accordance with the terms of this Agreement) in accordance with their terms, (y) pursuant to the Company ESPP in accordance with its terms or (z) in connection with any transaction between any Acquired Company and another Acquired Company);

(iii) except for actions required pursuant to the terms of any Company Plan or Collective Bargaining Agreement as set forth in the Company Disclosure Letter, amend or waive any of its rights under, or accelerate the vesting under, any provision of the Company Equity Plan or any provision of any Contract evidencing any Company Equity Award, or otherwise modify any of the terms of any outstanding Company Equity Award;

(iv) amend or permit the adoption of any amendment to its articles of organization or bylaws or other charter or organizational documents, or effect or become a party to any liquidation, dissolution, restructuring, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(v) acquire (by merger, consolidation, business combination, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (A) any equity interest in any other Entity (other than equity securities of publicly traded Entities acquired solely for cash management or passive investment purposes in the ordinary course of business) or (B) any material business or assets of any other Entity, unless the acquisition is (w) of products, services, supplies or materials in the ordinary course of business, (x) a transaction solely between or among an Acquired Company and another Acquired Company, (y) of Intellectual Property Rights pursuant to non-exclusive licenses in the ordinary course of business consistent with past practice or (z) a capital expenditure permitted by Section 4.2(b)(vi) (it being understood and agreed that, without limiting the foregoing, the Company shall not, and shall not permit or cause any other Acquired Company to, acquire any business or assets of another Person, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise, if the taking of such action would reasonably be expected (at the time such action is taken) to (x) prevent, materially delay or impede the consummation of the Merger or (y) cause any of the conditions set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d) to not be satisfied prior to the End Date (as it may be extended in accordance with Section 7.1(b)));

(vi) make any capital expenditures or incur any obligations or liabilities in respect thereof during any fiscal year in excess of the amount set forth in a budget or a capital expenditure plan included in Part 4.2(b)(vi) of the Company Disclosure Letter with respect to such fiscal year;

(vii) (A) enter into or become bound by any Contract that would constitute a Material Contract under the definition thereof if in effect as of the date of this Agreement, (B) amend in any material respect, or waive any material right or remedy under any Material Contract or (C) voluntarily terminate any Material Contract, in each case of clauses “(A)”, “(B)” and “(C)”, other than in the ordinary course of business consistent with past practices; provided that this clause “(vii)” shall not prohibit or restrict any Acquired Company from entering into or renewing, extending or amending any Contract to the extent such entry, renewal, extension or amendment implements a transaction or action that is specifically permitted by any of the other subclauses of this Section 4.2(b);

(viii) (A) acquire, lease or license any real property from any other Person or (B) sell or otherwise dispose of, or lease or license, any asset (other than Intellectual Property Rights) or any real property with a value in excess of $5,000,000 individually or $10,000,000 in the aggregate to any other Person (except, in each case, for (w) obsolete assets disposed of by the Company in the ordinary course of business consistent with past practices, (x) the renewal of any lease upon, or prior to, the expiration thereof for a renewal term of no greater than 12 months or the renewal term provided therefor in such lease (if greater), (y) any transaction solely between or among an Acquired Company and another Acquired Company and (z) in the case of any real property, renewals or extensions that become automatically effective unless a party thereto provides prior notice of an intention not to renew or extend);

(ix) (A) incur or assume any indebtedness for borrowed money or issue any debt securities, except (1) for loans or advances owed solely between or among the Company and any of its wholly-owned Subsidiaries; (2) for obligations incurred pursuant to business credit cards in the ordinary course of business and consistent with past practices; (3) pursuant to the Credit Agreement; or (4) pursuant to letters of credit, working capital loans or factoring of receivables in the ordinary course of business; (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except (1) with respect to obligations of the Company and wholly-owned Subsidiaries of the Company; or (2) for obligations under the Credit Agreement; (C) make any loan, advance or capital contribution to, or investment in, any other Person, except for (1) extensions of credit to customers in the ordinary course of business and consistent with past practices; (2) advances to directors, officers and other employees, in each case in the ordinary course of business and consistent with past practices; or (3) loans or advances between Subsidiaries of the Company or between the Company and its Subsidiaries and capital contributions in wholly-owned Subsidiaries of the Company; (D) mortgage, pledge or otherwise encumber any assets, tangible or intangible or create any Encumbrance thereon, except for Permitted Encumbrances; or (E) other than in the ordinary course of business consistent with past practices, enter into any currency or interest rate hedging arrangements, swap arrangements or similar arrangements;

(x) (A) except as required pursuant to the terms of any existing Collective Bargaining Agreement, negotiate, modify, extend, amend or enter into any material Collective Bargaining Agreement or other agreement with any labor organization, union, works council or similar employee representative body, or recognize or certify a labor union, labor organization, works council, or group of employees as the bargaining representative for any of its employees; (B) except for actions required pursuant to the terms of any Company Plan or Collective Bargaining Agreement as in effect on the date of this Agreement and set forth in the Company Disclosure Letter, establish, adopt, enter into, amend or terminate any Company Plan (including employment agreements or executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements) or any plan, practice, agreement, arrangement or policy that would be a Company Plan (including employment agreements or executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements) if it was in existence on the date of this Agreement; (C) except for actions required pursuant to the terms of any Company Plan or Collective Bargaining Agreement as in effect on the date of this Agreement and set forth in the Company Disclosure Letter, grant, pay, or make any new commitment to grant or pay, any bonus, cash incentive payment (including any change in control, transaction or retention payments), severance, termination, profit-sharing or similar payment to, or accelerate or increase, or make any commitment to accelerate or increase, the amount of the wages, salary, bonus, commissions, fringe benefits or other compensation (including severance but excluding equity-based compensation, which is addressed in Section 4.2(b)(ii)); or (D) forgive any loans, or issue any loans, to any employee, officer, director or individual service provider;

(xi) (A) hire or terminate (other than for cause) any employee at the level of Senior Vice President or above; or (B) promote any employee to the level of Senior Vice President or above, except, in the case of each of clauses “(A)” and “(B)”: (x) to fill a position at such level that is open as of, or is vacated on or after, the date of this Agreement, and (y) only to the extent such employee is entitled to compensation (cash and equity) and health and welfare benefits that are individually no more favorable than the compensation (cash and equity) and health and welfare benefits than were provided to the employee whose position is being filled;

(xii) except as required by GAAP or, in the case of an Acquired Company organized and operating outside of the United States, other applicable accounting standards, change in any material respect any of its methods of accounting or accounting practices;

(xiii) (A) make, change, rescind, or adopt any material method of Tax accounting, any material Tax accounting period or any material Tax election; (B) prepare or file any material Tax Return inconsistent with past practices, unless the Company delivers to Parent a copy of such Tax Returns at least 30 days before the applicable due date for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed); (C) amend any material Tax Return; (D) settle or otherwise compromise any claim, dispute, notice, audit or assessment relating to an amount of Taxes or enter into, cancel or modify any closing or similar agreement relating to an amount of Taxes; (E) request any material ruling, closing agreement or similar guidance with respect to an amount of Taxes; (F) surrender or forfeit any material right or claim to a refund of Taxes; or (G) request any extension or waiver of the statute of limitations applicable to any material Taxes other than in the ordinary course of business; in the case of each of clauses (A)-(G), if such action is reasonably likely to result in an increase to a Tax liability of the Company or its Subsidiaries that is material to the Company and/or its Subsidiaries, taken as a whole;

(xiv) (A) commence any Legal Proceeding, other than (1) routine collection or anti-piracy matters in the ordinary course of business and consistent with past practices, or (2) against Parent or Merger Sub under this Agreement; or (B) settle, release, waive or compromise any Legal Proceeding, other than (1) routine collection or anti-piracy matters in the ordinary course of business and consistent with past practices, (2) settlements providing solely for money damages payable by an Acquired Company of less than $5,000,000 individually and $25,000,000 in the aggregate, that impose no material nonmonetary obligations, other than customary non-disparagement clauses or confidentiality provisions or (3) settlements entered into in accordance with Section 5.12;

(xv) waive, relinquish, abandon, forfeit, fail to renew, fail to continue to prosecute, protect or defend, permit to lapse, terminate or cancel any material Company Registered IP, except in the exercise of the Company’s reasonable business judgment or expirations of Company Registered IP at the end of its statutory term;

(xvi) (A) encumber, sell, transfer, convey title (in whole or in part) or otherwise dispose of any material Company IP; or (B) license any material Company IP, in each case of (A) and (B), except non-exclusive licenses granted in the ordinary course of business consistent with past practice, including (1) to resellers and distributors and other members of the Acquired Companies’ respective partner programs, (2) to contractors, consultants and other service providers, (3) to OEM partners, developers, customers or end users or (4) pursuant to confidentiality or non-disclosure agreements in connection with a potential transaction or commercial arrangement;

(xvii) become party to or approve or adopt any stockholder rights plan or “poison pill” agreement or similar takeover protection;

(xviii) (A) maintain material insurance in a manner inconsistent with past practice; (B) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; or (C) effectuate a “plant closing” or “mass layoff” at any “single site of employment” (each as defined in the WARN Act); or

(xix) authorize, approve, agree, commit or offer to take any of the actions described in clauses “(i)” through “(xviii)” of this Section 4.2(b).

Parent acknowledges and agrees that nothing contained in this Section 4.2(b) shall give Parent the right to control or direct the operations of the Acquired Companies within the meaning of applicable antitrust laws.

(c) During the Pre-Closing Period, other than pursuant to any transaction that, as of the date hereof, has been publicly announced and is the subject of a definitive agreement entered into by Parent or any of its Subsidiaries, in each case, as set forth on Part 4.2(c) of the Parent Disclosure Letter, or except with the prior written consent of the Company, Parent shall not, and shall not permit any of its Subsidiaries to, acquire any business or assets of another Person, whether by merger, consolidation, purchase of property or assets (including equity interests) or otherwise, if the taking of such action would reasonably be expected (at the time such action is taken) to prevent, materially delay or impede the consummation of the Merger (including by (1) imposing any material delay in the obtaining of, or materially increasing the risk of not obtaining, any consent of any Governmental Body necessary to consummate the Merger or the expiration or termination of any applicable waiting period; (2) materially increasing the risk of any Governmental Body entering an order prohibiting the consummation of the Merger; or (3) materially increasing the risk of not being able to remove any such order on appeal or otherwise).

(d) During the Pre-Closing Period, each of the Company and Parent shall give prompt written notice to the other party upon becoming aware (i) that any representation or warranty made by it in this Agreement, or in the case of Parent, by it or Merger Sub, has become untrue or inaccurate or (ii) of any failure by it, or in the case of Parent, by it or Merger Sub, to comply with or satisfy any covenant, obligation or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions set forth in (x) Section 6.2(a) or Section 6.2(b) (with respect to the Company) or (y) Section 6.3(a) or Section 6.3(b) (with respect to Parent), to fail to be satisfied; provided, that no failure to provide any such notice shall be treated as a breach of any covenant or agreement for purposes of Section 6.2(b) and Section 6.3(b). Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall give prompt written notice to Parent upon becoming aware (x) of any material Legal Proceeding or material claim threatened, commenced or asserted against any of the Acquired Companies or (y) of any written notice from a Person alleging consent of such Person is required in connection with the Merger as a result of a contract or any arrangement between such Person and any Acquired Company.

4.3 No Solicitation.

(a) During the Pre-Closing Period, the Company shall not, and shall cause the other Acquired Companies and its and their respective directors, officers and employees not to, and shall use its reasonable best efforts to cause its and their respective other Representatives not to, in each case, directly or indirectly: (i) solicit, initiate, knowingly encourage, knowingly assist, induce or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (including by approving any transaction, or approving any Person (other than Parent and its Affiliates) becoming an “interested stockholder,” for purposes of Chapter 110F of the Massachusetts General Laws) or take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish or otherwise provide access to any non-public information regarding any of the Acquired Companies to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry (other than to inform such Person of the provisions of this Section 4.3(a)); (iv) approve, endorse or recommend any Acquisition Proposal; (v) enter into any letter of intent, memorandum of understanding, agreement in principle or similar document or any Contract relating to, or that contemplates or would reasonably be expected to result in, an Acquisition Transaction (other than a confidentiality agreement described in clause “(v)” of Section 4.3(b)); or (vi) resolve or publicly propose to take any of the actions described in clauses “(i)” through “(v)” of this sentence.

(b) Notwithstanding anything to the contrary contained in Section 4.3(a), but subject to Section 4.3(c), prior to the approval of this Agreement by the Required Company Shareholder Vote the Company may furnish non-public information regarding the Acquired Companies to, and may enter into discussions or negotiations with, any Person (and its Representatives) in response to an unsolicited written Acquisition Proposal that is received by the Company from, or on behalf of, such Person after the date of this Agreement (and not withdrawn) if: (i) such Acquisition Proposal did not result from a breach of the provisions set forth in this Section 4.3 or Section 5.2 in any material respect; (ii) the Company’s board of directors determines in good faith, after having taken into account the advice of a financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer; (iii) the Company’s board of directors determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary obligations under applicable Massachusetts law; (iv) as promptly as practicable after (and in any event, within 24 hours of) the receipt of the unsolicited written Acquisition Proposal, the Company gives Parent written notice of the identity of such Person submitting such Acquisition Proposal; (v) the Company receives from such Person, and delivers Parent a copy of, an executed confidentiality agreement containing (A) customary limitations on the use and disclosure of all non-public written and oral information furnished to such Person by or on behalf of the Company and (B) other provisions no less favorable in the aggregate to the Company than the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement (it being understood and agreed that (x) such confidentiality agreement need not contain a “standstill” or other provisions having a similar effect, (y) such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 4.3 or Section 5.2(e) and (z) no new confidentiality agreement shall be required if such Person and the Company have a currently effective confidentiality agreement in place that satisfies the requirements of this clause “(v)”); and (vi) prior to or contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously furnished by the Company to Parent).

(c) If the Company, any other Acquired Company or any Representative of any Acquired Company receives an Acquisition Proposal or an Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event more than 24 hours after receipt of such Acquisition Proposal or Acquisition Inquiry) (i) advise Parent in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the material terms and conditions thereof), and (ii) provide Parent with copies of all relevant documents and communications received by the Company or any Representative of the Company setting forth the material terms and conditions of such Acquisition Proposal or Acquisition Inquiry. The Company shall keep Parent reasonably informed on a reasonably current basis with respect to the status of any such Acquisition Proposal or Acquisition Inquiry and any modification thereto (including any amendments thereto) and shall promptly (and in no event later than 24 hours after transmittal or receipt of any correspondence or communication) provide Parent with a copy of any material written correspondence or communication between or involving (A) the Company or any Representative of the Company, on the one hand, and (B) the Person that made or submitted such Acquisition Proposal or Acquisition Inquiry or any Representative of such Person, on the other hand, relating to such Acquisition Proposal or Acquisition Inquiry.

(d) The Company shall, and shall cause each of the other Acquired Companies and shall cause its and their respective directors, officers and employees to, and shall use its reasonable best efforts to cause its and their respective other Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement or assistance of, or discussions or negotiations with, any Person relating to any Acquisition Proposal or Acquisition Inquiry. Promptly (and in any event within two Business Days) after the date of this Agreement, the Company shall (i) require each Person that has executed a confidentiality or similar agreement in connection with such Person’s consideration of a possible Acquisition Proposal or Acquisition Inquiry within 18 months prior to the date of this Agreement to return or destroy all confidential information previously furnished to such Person by or on behalf of any of the Acquired Companies and (ii) terminate any third party’s (other than the Parent Entities and their Representatives) access to any physical or electronic data room set up in response to or in connection with any actual or contemplated Acquisition Proposal or Acquisition Inquiry.

(e) The Company agrees that it shall not, and it shall ensure that the other Acquired Companies do not, release or permit the release of any Person from, or amend, waive or permit the amendment or waiver of any provision of, any “standstill” or similar agreement or provision to which any of the Acquired Companies is or becomes a party or under which any of the Acquired Companies has or acquires any rights; provided, however, that (i) the Company may release a Person from, or amend or waive any provision of, any “standstill” agreement or provision to allow such person to make, or amend an Acquisition Proposal, confidentially to the Company’s board of directors and (ii) from the date hereof, the Company will not be required to enforce, and will be permitted to waive, any anti-clubbing, anti-lockup or other provisions having a similar effect, restrictions on engaging Representatives or working with potential financing sources or similar provision of any standstill or confidentiality agreement (including restrictions on sharing non-public information with respect to the Acquired Companies or any Acquisition Proposal with financing sources).

(f) The Company acknowledges and agrees that any action taken by any Representative of any Acquired Company which, if taken by the Company, would constitute a breach of any provision set forth in this Section 4.3 or Section 5.2 shall be deemed to constitute a breach of such provision by the Company.

Section 5. ADDITIONAL COVENANTS OF THE PARTIES

5.1 Proxy Statement.

(a) The Company (with Parent’s reasonable cooperation) shall prepare and file as promptly as reasonably practicable after the date of this Agreement (but in no event later than 30 days after the date hereof, unless Parent agrees in writing to a later date) a proxy statement relating to the Company Shareholders’ Meeting (as amended or supplemented, the “Proxy Statement”). Parent shall cooperate with the Company in the preparation of the Proxy Statement and the Company shall consider in good faith all reasonable comments made by Parent prior to the filing of the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to comply with the applicable requirements of the Exchange Act and the rules and regulations promulgated by the SEC. The Company shall notify Parent of, and the parties shall cooperate with each other with respect to, and respond promptly to, any comments of the SEC or its staff. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement (which confirmation will be deemed occurred if the SEC has not affirmatively notified the Company by 11:59 p.m. New York City time, on the tenth calendar day following such filing with the SEC that the SEC will or will not be reviewing the Proxy Statement). Parent shall promptly furnish to the Company all information required or reasonably requested by the other party in connection with the preparation, filing and distribution of the Proxy Statement.

(b) If the Company or Parent becomes aware of any information that should be disclosed in an amendment of, or a supplement to, the Proxy Statement, then such party shall: (i) promptly inform the other party thereof; (ii) provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement prior to it being filed with the SEC; (iii) provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (iv) if mailing is appropriate, cooperate in mailing such amendment or supplement to the shareholders of the Company.

5.2 Company Shareholders’ Meeting.

(a) The Company: (i) shall take all action necessary under all applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock (the “Company Shareholders’ Meeting”) to vote on a proposal to approve this Agreement as promptly as reasonably practicable after the date of this Agreement (but in no event later than 45 days after the Proxy Statement is first mailed to shareholders of the Company); (ii) shall submit such proposal to such holders at the Company Shareholders’ Meeting and, unless the Company’s board of directors has made a change in the Company Board Recommendation in compliance with Section 5.2(e), shall use its reasonable best efforts to solicit proxies in favor of such proposal from such holders before the Company Shareholders’ Meeting; and (iii) shall not submit any other proposal to such holders at the Company Shareholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Shareholders’ Meeting) without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Shareholders’ Meeting and shall not change such record date without the prior written consent of Parent. The Company shall ensure that all proxies solicited in connection with the Company Shareholders’ Meeting are solicited in compliance with all applicable Legal Requirements. The Company shall provide Parent with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports in the last seven days prior to the Company Shareholders’ Meeting).

(b) Notwithstanding anything to the contrary contained in this Agreement: (i) the Company shall not postpone or adjourn the Company Shareholders’ Meeting without the prior written consent of Parent, other than (A) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement that is required by applicable Legal Requirements is properly disclosed to the Company’s shareholders, (B) to the extent necessary to obtain a quorum if, as of the time at which the Company Shareholders’ Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Shareholders’ Meeting, (C) if required by applicable law, order or a request from the SEC or its staff or (D) as permitted by clauses (ii) and (iii) of this paragraph; (ii) the Company (A) may postpone or adjourn the Company Shareholders’ Meeting up to three times for up to 10 days each time and (B) shall postpone or adjourn the Company Shareholders’ Meeting up to three times for up to 10 days each time if Parent requests such postponement or adjournment, in each case, in order to permit the solicitation of additional proxies in favor of the approval of this Agreement; and (iii) the Company may postpone or adjourn the Company Shareholders’ Meeting to the extent necessary to allow the notice and negotiation periods contemplated by Section 5.2(e) to be completed, plus one Business Day. Subject to Section 5.2(e), the Company shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the approval of this Agreement as soon as reasonably practicable.

(c) Subject to Section 5.2(e), the Proxy Statement shall include a statement to the effect that the Company’s board of directors unanimously: (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company and its shareholders; (ii) adopted this Agreement and the Contemplated Transactions, including the Merger, in accordance with the requirements of the MBCA; and (iii) recommends that the Company’s shareholders vote to approve this Agreement at the Company Shareholders’ Meeting (the unanimous determination described in clause “(i)” above and the unanimous recommendation described in clause “(iii)” above being collectively referred to as the “Company Board Recommendation”). The Company shall use its reasonable best efforts to ensure that the Proxy Statement includes the opinion of Evercore referred to in Section 2.24.

(d) Except as provided in Section 5.2(e), neither the Company’s board of directors nor any committee thereof shall: (i) withdraw or modify in a manner adverse to Parent, or permit the withdrawal or modification in a manner adverse to Parent of, the Company Board Recommendation; (ii) recommend the approval, acceptance or adoption of, or approve, endorse, accept or adopt, any Acquisition Proposal; (iii) approve or recommend, or cause or permit any Acquired Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar document or Contract relating to, or that contemplates or would reasonably be expected to result in, an Acquisition Transaction, other than a confidentiality agreement described in clause “(v)” of Section 4.3(b); or (iv) resolve, agree or publicly propose, or permit any Acquired Company or any Representative of any Acquired Company to agree or publicly propose, to take any of the actions referred to in this Section 5.2(d).

(e) Notwithstanding anything to the contrary contained in Section 5.2(d), at any time prior to the approval of this Agreement by the Required Company Shareholder Vote:

(i) the Company’s board of directors may withdraw or modify the Company Board Recommendation and/or cause the Company to terminate this Agreement in accordance with Section 7.1(g) if: (A) an unsolicited, bona fide, written Acquisition Proposal is made to the Company after the date of this Agreement and is not withdrawn; (B) such Acquisition Proposal did not result from a breach of the provisions of Section 4.3 or this Section 5.2 in any material respect; (C) the Company’s board of directors determines in good faith, after having taken into account the advice of a financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that such Acquisition Proposal constitutes a Superior Offer; (D) the Company’s board of directors determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that, in light of such Superior Offer, the failure to withdraw or modify the Company Board Recommendation or the failure to terminate this Agreement pursuant to Section 7.1(g) would be inconsistent with the directors’ fiduciary obligations under applicable Massachusetts law; (E) no less than 120 hours prior to withdrawing or modifying the Company Board Recommendation, the Company’s board of directors delivers to Parent a written notice (a “Recommendation Change Notice”) (1) stating that the Company has received a Superior Offer that did not result from a breach of the provisions of Section 4.3 or this Section 5.2 in any material respect, (2) stating that the Company’s board of directors intends to withdraw or modify the Company Board Recommendation (and describing any intended modification of the Company Board Recommendation) and/or intends to terminate this Agreement pursuant to Section 7.1(g) in order to accept such Superior Offer, (3) specifying the material terms and conditions of such Superior Offer, including the identity of the Person making such Superior Offer and (4) attaching copies of the most current and complete draft of any Contract relating to such Superior Offer; (F) for 120 hours after receipt by Parent of such Recommendation Change Notice, the Company’s board of directors has not withdrawn or modified the Company Board Recommendation and the Company has not attempted to terminate this Agreement pursuant to Section 7.1(g);

(G) throughout such 120 hour period, the Company engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that the failure to withdraw or modify the Company Board Recommendation or the failure to terminate this Agreement pursuant to Section 7.1(g) in order to accept such Superior Offer would not in the good faith judgment of the Company’s board of directors be inconsistent with the directors’ fiduciary obligations under applicable Massachusetts law; and (H) at the time of withdrawal or modification of the Company Board Recommendation, the Company’s board of directors determines in good faith, after taking into account the advice of a financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that the failure to withdraw or modify the Company Board Recommendation or the failure to terminate this Agreement pursuant to Section 7.1(g) in order to accept such Superior Offer would be inconsistent with the fiduciary obligations of the Company’s board of directors under applicable Massachusetts law in light of such Superior Offer; provided, however, that when making such determination, the Company’s board of directors shall be obligated to consider any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(G)” above or otherwise; or

(ii) the Company’s board of directors may withdraw or modify the Company Board Recommendation if: (A) there shall arise after the date of this Agreement an event, development or change in circumstances that relates to and is material to the Acquired Companies, taken as a whole (but none of the following shall, in and of itself, constitute such an event, development or change in circumstances: (x) any Acquisition Proposal or (y) the Company exceeding any earnings projections or predictions made by the Company (whether or not publicly announced) or securities or financial analysts and any resulting analyst upgrades of the Company’s securities or any change in the trading price of the Company Common Stock (provided that such exception shall not apply to any underlying cause for such performance)) and that was not known and was not reasonably foreseeable by the Company’s board of directors on the date of this Agreement (or if known, the material consequences of which were not known, and were not reasonably foreseeable by the Company’s board of directors as of the date of this Agreement), which event, development or change in circumstances, or any material consequence thereof, becomes known to the Company’s board of directors prior to the approval of this Agreement by the Required Company Shareholder Vote (any such event, development or change in circumstances being referred to as a “Change in Circumstances”); (B) the Company’s board of directors determines in good faith, after having taken into account the advice of a financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that, in light of such Change in Circumstances, the failure to withdraw or modify the Company Board Recommendation would be inconsistent with the directors’ fiduciary obligations under applicable Massachusetts law; (C) no less than 120 hours prior to withdrawing or modifying the Company Board Recommendation, the Company’s board of directors delivers to Parent a written notice (1) stating that a Change in Circumstances has arisen, (2) stating that it intends to withdraw or modify the Company Board Recommendation in light of such Change in Circumstances and describing any intended modification of the Company Board Recommendation and (3) containing a reasonably detailed description of such Change in Circumstances; (D) throughout such 120 hour period, the Company engages (to the extent requested by Parent) in good faith negotiations with Parent to amend this Agreement in such a manner that the failure to withdraw or modify the Company Board Recommendation would not in the good faith judgment of the Company’s board of directors be inconsistent with the directors’ fiduciary obligations under applicable Massachusetts law in light of such Change in Circumstances; and (E) at the time of withdrawing or modifying the Company Board Recommendation, the Company’s board of directors determines in good faith, after taking into account the advice of its financial advisor of nationally recognized reputation and the advice of the Company’s outside legal counsel, that the failure to withdraw or modify the Company Board Recommendation would be inconsistent with the fiduciary obligations of the Company’s board of directors under applicable Massachusetts law in light of such Change in Circumstances; provided, however, that when making such determination, the Company’s board of directors shall be obligated to consider any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause “(D)” above or otherwise.

For purposes of clause “(i)” of this Section 5.2(e), any change in the form or amount of the consideration payable in connection with a Superior Offer, and any other material change to any of the terms of a Superior Offer, will be deemed to be a new Superior Offer, requiring a new Recommendation Change Notice and a new advance notice period, except that the advance notice period applicable to any such change to a Superior Offer pursuant to clause “(i)(E)” of this Section 5.2(e) shall be 72 hours rather than 120 hours. The Company shall ensure that any withdrawal or modification of the Company Board Recommendation does not have the effect of causing any Takeover Statute of the Commonwealth of Massachusetts or any other state to be applicable to this Agreement or any of the Contemplated Transactions.

(f) Nothing contained in this Section 5.2 shall prohibit the Company from: (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to its shareholders if the Company’s board of directors determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary obligations under applicable Massachusetts law; provided, however, that this Section 5.2(f) shall not be deemed to permit the Company’s board of directors to withdraw the Company Board Recommendation or to modify the Company Board Recommendation in a manner adverse to Parent or take any of the actions referred to in clause “(ii)” or clause “(iv)” of Section 5.2(d) except, in the case of a withdrawal or modification of the Company Board Recommendation, to the extent permitted by Section 5.2(e) (it being understood and agreed that any disclosure of the type described in this Section 5.2(f), other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall be deemed to be a withdrawal of the Company Board Recommendation or a modification of the Company Board Recommendation in a manner adverse to Parent unless the Company’s board of directors publicly reaffirms the Company Board Recommendation in such disclosure).

(g) Notwithstanding anything to the contrary contained in this Agreement, none of the following actions shall be deemed to constitute a withdrawal or modification of the Company Board Recommendation: (i) the determination, in and of itself, by the Company’s board of directors that an Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Offer; (ii) the delivery, in and of itself, of a Recommendation Change Notice to Parent pursuant to clause “(E)” of Section 5.2(e)(i); (iii) the delivery, in and of itself, of a written notice to Parent pursuant to clause “(C)” of Section 5.2(e)(ii); (iv) the public disclosure, in and of itself, of any action described in clause “(i),” “(ii)” or “(iii)” above if such disclosure is required by applicable Legal Requirements, so long as any such disclosure (A) includes an express reaffirmation of the Company Board Recommendation without any amendment, withdrawal, alteration, modification or qualification thereof and (B) does not include any statement that constitutes, and does not otherwise constitute, a withdrawal of the Company Board Recommendation or a modification of the Company Board Recommendation in a manner adverse to Parent; or (v) the making, in and of itself, of a customary “stop, look and listen” communication to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

(h) Subject to the Company’s right to terminate this Agreement in accordance with Section 7.1(g), the Company’s obligation to call, give notice of and hold the Company Shareholders’ Meeting in accordance with Section 5.2(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, by any Change in Circumstances or by any withdrawal or modification of the Company Board Recommendation. Without limiting the generality of the foregoing, the Company agrees that unless this Agreement is terminated in accordance with Section 7.1, the Company shall not submit any Acquisition Proposal to a vote of its shareholders.

5.3 Treatment of Company Equity Awards.

(a) Cashed-Out RSUs. At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each Company RSU (including, subject to Section 5.3(c)(i), any Company RSU that is a Company PSU) that is outstanding immediately prior to the Effective Time, and (x) has vested but is not yet settled as of immediately prior to the Effective Time, or (y) is held by a non-employee member of the Company’s board of directors as of immediately prior to the Effective Time (each such Company RSU, a “Cashed-Out RSU”) shall be canceled and extinguished, and the holder thereof shall be entitled to receive (without interest, and subject to any applicable withholding or other Taxes, or other amounts required by applicable Legal Requirements to be withheld), (1) the Merger Consideration in accordance with Section 1.5(a)(ii) on the same terms and conditions as outstanding shares of Company Common Stock plus (2) an amount in cash equal to the Dividend Equivalent Amount, in each case, within 10 Business Days after the Effective Time.

(b) Deferred Cash Awards. At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each Company RSU (including, subject to Section 5.3(c)(i), any Company RSU that is a Company PSU) that is outstanding immediately prior to the Effective Time and is not a Cashed-Out RSU shall be canceled and converted into the right to receive from Parent an award in the form of cash, without interest, equal to (1) the product of (x) the Merger Consideration multiplied by (y) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time plus (2) the Dividend Equivalent Amount

(together, the “Deferred Cash Award”) and such Deferred Cash Award shall, subject to the holder’s continued service with Parent and its Affiliates (including the Surviving Corporation and its Subsidiaries) through the applicable vesting dates (except, for the avoidance of doubt, for Company RSUs where continued service is no longer required in order to continue vesting), vest at the same time as the Company RSU for which such Deferred Cash Award was exchanged would have vested pursuant to its terms as of immediately prior to the Effective Time and be paid in accordance with Section 5.3(c). All Deferred Cash Awards will have the same terms and conditions (including with respect to vesting and forfeiture, but excluding performance-based vesting conditions) as applied to the Company RSUs for which they were exchanged; provided, that the Deferred Cash Awards shall immediately vest in full upon a termination of the employment or service of the holder thereof by Parent or its Affiliates (including the Surviving Corporation or its Subsidiaries) without “Cause” or by such holder for “Good Reason” (as such terms are defined in Section 5.3(d)), in each case, at any time prior to the date on which such Deferred Cash Award vests, and be paid in accordance with Section 5.3(c).

(c) Notwithstanding anything to the contrary in this Agreement or otherwise, (i) the number of shares of Company Common Stock subject to Company RSUs that are Company PSUs (including, for the avoidance of doubt, any Company PSUs that are converted into Deferred Cash Awards in accordance with Section 5.3(b)) shall be determined based on the attainment of the applicable performance metrics at the maximum performance level applicable to such Company PSUs, pursuant to the resolutions of the board of directors of the Company, passed on October 4, 2026, regarding the board of directors of the Company’s decision to adjust the terms of the Company PSUs in connection with a change of control, as permitted in the Company Equity Plan, (ii) to the extent that any payment pursuant to this Section 5.3 would trigger a Tax or penalty under Section 409A, such payment shall be made on the earliest date that payment would not trigger such Tax or penalty, (iii) with respect to any Company RSU that constitutes nonqualified deferred compensation subject to Section 409A and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), payment in respect of such Company RSU will be made at the earliest time permitted under the applicable Company Equity Plan that will not trigger a Tax or penalty under Section 409A and (iv) any applicable Tax withholdings shall reduce the cash payment otherwise payable in respect of such Company RSU. After the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay the consideration payable pursuant to this Section 5.3 in respect of each Deferred Cash Award no later than the second regularly scheduled payroll that occurs following the applicable vesting date (in each case, without interest, and subject to any applicable withholding or other Taxes, or other amounts required by applicable Legal Requirements to be withheld) to the Persons entitled to receive such Deferred Cash Awards through the Surviving Corporation’s payroll.

(d) For purposes of Section 5.3(c), each of “Cause” and “Good Reason” shall mean: (i) if the holder of a Deferred Cash Award is, or was prior to the consummation of the Merger, a party to any agreement with the Company in which there is a definition of “Cause” or “Good Reason,” including, without limitation, any individual award agreement or employment, executive, severance or similar agreement (each, an “Individual Agreement”), such terms as defined in the applicable Individual Agreement and (ii) if such Person is not a party to an Individual Agreement, the respective meanings given to them in Part 5.3(d) of the Company Disclosure Letter.

5.4 Treatment of Company ESPP. As soon as practicable after the date of this Agreement, the Company shall take all action that may be necessary to provide that: (a) participants in the Company ESPP as of the date of this Agreement may not increase their payroll deductions under the Company ESPP from those in effect on the date of this Agreement; and (b) no new participants may commence participation in the Company ESPP following the date of this Agreement. Prior to the Effective Time, the Company shall take such action as may be necessary to: (i) cause any offering period (or similar period during which shares may be purchased) in progress prior to the date on which the Effective Time occurs to be the final offering period under the Company ESPP and to be terminated no later than five Business Days prior to the date on which the Effective Time occurs; (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP; (iii) cause each participant’s then-outstanding share purchase right under the Company ESPP (the “Company ESPP Rights”) to be exercised as of no later than two Business Days prior to the date on which the Effective Time occurs (such date, the “Final Exercise Date”); and (iv) terminate the Company ESPP as of, and subject to the occurrence of, the Effective Time. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP (as amended pursuant to this Section 5.4), and each share purchased thereunder immediately prior to the Effective Time will be canceled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 1.5(a)(ii), subject to withholding of any applicable income and employment withholding Taxes. Any accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 5.4), be refunded to such participant as promptly as practicable following the Final Exercise Date (without interest). No further Company ESPP Rights shall be granted or exercised under the Company ESPP after the Final Exercise Date. The Company shall provide timely notice to participants of the setting of the Final Exercise Date and the termination of the Company ESPP in accordance with the terms of the Company ESPP.

5.5 Employee Benefits and Employee Matters.

(a) During the period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date (the “Continuation Period”), Parent, the Surviving Corporation, or their respective Affiliates shall provide each Continuing Employee with (i) total target cash compensation (to be defined as base salary or annualized base wage rate, plus target annual cash incentive opportunity) that is no less favorable than the total target cash compensation provided to such Continuing Employee immediately prior to the Closing and (ii) retirement and health and welfare benefits that are substantially comparable in the aggregate to those provided by the Company immediately prior to the Closing (excluding, for the avoidance of doubt, any equity or equity-based compensation, long-term incentive compensation, transaction, retention, change in control, and similar bonuses, defined benefit pension benefits, nonqualified deferred compensation, and retiree or post-employment health or welfare benefits).

(b) During the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation or any of their respective Affiliates to provide, severance payments and benefits to each Continuing Employee whose employment is terminated during such period that are no less favorable than the severance payments and benefits that such Continuing Employee would have been eligible to receive upon a termination of employment prior to the Closing under any applicable severance plan, policy, practice or arrangement sponsored or maintained by the Acquired Companies (as in effect as of the date hereof and set forth in Part 4.2(b)(x) of the Company Disclosure Letter).

(c) As of the Closing Date, Parent, the Surviving Corporation, or one of their respective Affiliates will use commercially reasonable efforts to provide to each Continuing Employee under each employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation, or one of their Affiliates in which such Continuing Employees may be eligible to participate after the Closing Date (the “Post-Closing Plans”), credit for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual under a defined benefit pension plan or other plans providing for post-employment benefits) for full or partial years of service with the Surviving Corporation or any of its Subsidiaries performed at any time prior to the Closing Date to the extent such service was taken into account under the analogous Company Plan immediately prior to the Closing Date; provided, however, that no such prior service shall be taken into account to the extent it would result in the duplication of benefits to any such Continuing Employee.

(d) For purposes of each Post-Closing Plan providing medical, dental, prescription drug and/or vision benefits to any Continuing Employee, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, use commercially reasonable efforts to cause (i) all pre-existing condition exclusions, evidence of insurability requirements, actively-at-work requirements, and waiting periods for such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under the analogous Company Plan immediately prior to the Closing Date, and to the extent consistent with the governing terms of the Post-Closing Plan and (ii) such Continuing Employees to be given credit under such Post-Closing Plans for co-payments made, and deductibles satisfied, prior to the Closing Date for the year in which the Closing Date occurs.

(e) The Company shall, on the Closing Date (or if the Company does not do so, Parent shall, or shall cause the Surviving Corporation to), pay each Continuing Employee who is required to receive a pro-rated bonus in connection with the Contemplated Transactions pursuant to an executive agreement with the Company in effect as of the date of this Agreement, the annual bonus amount earned or deemed to have been earned by such Continuing Employee under the applicable bonus arrangements of the Company for the fiscal year in which the Closing Date occurs, based on target performance (determined based on a truncated performance period ending on the Closing Date), and prorated for the portion of the fiscal year completed through the Closing Date, with such bonus payments to be made upon the Closing.

(f) Nothing contained in this Section 5.5 or elsewhere in this Agreement, express or implied, is intended to or shall: (i) constitute or be deemed to constitute the establishment or adoption of or amendment to any Company Plan or other compensation or benefit plan, policy, program or arrangement for purposes of ERISA or otherwise or (ii) obligate Parent, the Surviving Corporation, or any of their respective Affiliates to (x) maintain any particular benefit plan or arrangement or prevent the amendment, modification or termination thereof after the Effective Time, or (y) continue to employ or engage any Person, including any employees of the Company or any Acquired Company, for any period of time following the Effective Time. Except for Indemnified Persons (to the extent of their rights pursuant to Section 5.6), no Company Associate (including any beneficiary or dependent of such Company Associate) shall be deemed to be a third party beneficiary of this Agreement. Nothing in this Section 5.5 shall limit the effect of Section 8.8.

(g) Unless otherwise requested by Parent in writing at least five Business Days prior to the Closing Date, the Company shall take (or cause to be taken) all actions that may be reasonably necessary or appropriate to (i) terminate, effective no later than the day prior to the Closing Date, any Company Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “Company 401(k) Plan”). If the Company is required to terminate any Company 401(k) Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Company’s board of directors of resolutions authorizing the termination of such Company 401(k) Plan (the form and substance of which shall be subject to the prior review and approval of Parent), effective no later than the day prior to the Closing Date. In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall use commercially reasonable efforts to take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent 401(k) Plan”), to the extent permitted under applicable law and the terms of the applicable Parent 401(k) Plan, to permit each Continuing Employee who is eligible to participate in the Company 401(k) Plan to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or notes (representing plan loans from the Company 401(k) Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Company 401(k) Plan to the corresponding Parent 401(k) Plan. If the Company 401(k) Plan is terminated as described herein, the Continuing Employees who are eligible to participate in the Company 401(k) Plan shall be eligible to participate in a Parent 401(k) Plan as soon as reasonably practicable on or following the Closing Date. If the distributions of assets from the trust of any Company 401(k) Plan that is terminated pursuant to this Section 5.5(g) are reasonably anticipated to cause or result in liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such Company 401(k) Plan or upon the Company or any participating employer, then the Company shall estimate in good faith the amount of such charges or other fees and provide its estimate of that amount in writing to Parent at least three Business Days prior to the Closing Date.

(h) To the extent any employee, union, works council or other employee representative information, notification or consultation requirements are imposed by applicable Legal Requirements with respect to any of the Contemplated Transactions, the Company and Parent shall cooperate in good faith to ensure that such information, notification or consultation requirements are complied with in all material respects prior to the Effective Time. Prior to making any broad-based notices or communications to any employees of the Acquired Companies regarding the Contemplated Transactions or the effect thereof on such employees, the parties shall provide, and shall cause their respective Subsidiaries and Representatives to provide, all broad-based employee notices or communication materials (including website postings) that are intended to be provided to the employees of the Acquired Companies and that relate to their terms or conditions of employment, including compensation or benefits matters following the Closing (the “Employee Communications”) to the other party for its prior review and the reviewing party shall have the right to provide timely and reasonable comments to any such notices or communications, which will be considered in good faith. The foregoing shall not apply to any Employee Communications to the extent the substance of statements contained therein is consistent in all material respects with previous Employee Communications made by the Company or Parent after prior review by the other party.

5.6 Indemnification of Officers and Directors.

(a) From the Effective Time until the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation to exculpate, indemnify and hold harmless (and shall also cause the Surviving Corporation to advance expenses as incurred), (i) to the fullest extent permitted under applicable law, and (ii) in accordance with any indemnification agreements with any Acquired Company in effect on the date of this Agreement, each present and former director and officer of any Acquired Company (collectively, the “Indemnified Persons”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each, a “Proceeding”), arising out of or related to such Indemnified Persons’ service as a director or officer of any Acquired Company or services performed by such Persons at the request of any Acquired Company at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including with respect to (A) the Merger and the other Contemplated Transactions and (B) actions to enforce this Section 5.6. In addition, to the fullest extent permitted by applicable law, Parent shall cause the Surviving Corporation to pay all reasonable and documented expenses (including legal fees and expenses) of each Indemnified Person in advance of the final disposition of any such Proceeding, subject to receipt from the Indemnified Person to whom such expenses are advanced of a written affirmation and undertaking, in each case to the extent required by the MBCA in connection with an indemnity provided thereunder, to repay such advances if it is ultimately determined in accordance with applicable law that such Indemnified Person is not entitled to indemnification. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 5.6(a), upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 5.6(a) except to the extent such failure materially prejudices such party’s position with respect to such claims). Parent and the Surviving Corporation shall reasonably cooperate with the Indemnified Person in the defense of any such matter.

(b) All rights to indemnification, exculpation and advancement and reimbursement of expenses by any Acquired Company existing in favor of the Indemnified Persons for their acts and omissions as directors and officers occurring prior to the Effective Time, as provided in the Company’s or the applicable Acquired Company’s articles of organization, bylaws or other similar organizational documents (as in effect as of the date of this Agreement) and as provided in those indemnification agreements between an Acquired Company and such Indemnified Persons (as in effect as of the date of this Agreement), will survive the Merger and continue in full force and effect (to the extent such rights to indemnification are available under and consistent with applicable law) for a period of six years following the date on which the Merger becomes effective, and the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Acquired Companies in respect of such rights of indemnification, exculpation and advancement and reimbursement of expenses. Notwithstanding anything to the contrary, if any Indemnified Person notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Indemnified Person intends to seek indemnification pursuant to this Section 5.6, the provisions of this Section 5.6 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(c) From the date on which the Effective Time occurs until the sixth anniversary of such date, Parent shall cause the Surviving Corporation to maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form Made Available to Parent (the “Existing D&O Policy”), except that: (i) Parent may substitute for the Existing D&O Policy a policy or policies of substantially comparable coverage, and in any event, coverage not less favorable in the aggregate than the existing policies of the Acquired Companies; and (ii) Parent will not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of 350% of the most recent annual premium paid prior to the date of this Agreement for the Existing D&O Policy (the “Maximum Premium”). If any future annual premiums for the Existing D&O Policy (or any substitute policy therefor) exceed the Maximum Premium in the aggregate, then Parent may reduce the amount of coverage of such Existing D&O Policy (or any substitute policy therefor) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium. Parent shall cause the Surviving Corporation or, prior to the Effective Time, the Company shall have the right to purchase a pre-paid, non-cancellable “tail” policy on the Existing D&O Policy for a claims reporting or discovery period of six (6) years from the Closing Date and otherwise on terms and conditions that are no less favorable than the terms and conditions of the Existing D&O Policy; provided, however, that the Surviving Corporation shall not be obligated to, and the Company shall not (without the prior written consent of Parent), expend an amount for such “tail” policy in excess of the Maximum Premium. If such “tail” policy is purchased, Parent shall cause the Surviving Corporation to maintain such “tail” policy in full force and effect in lieu of all other obligations of the Surviving Corporation under the first sentence of this Section 5.6(c).

(d) The provisions of this Section 5.6 are intended to be for the benefit of, and will be enforceable by each of the Indemnified Persons, who are intended third-party beneficiaries of this Section 5.6 from and after the Effective Time.

(e) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any Person and shall not be the continuing or Surviving Corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the rights and obligations set forth in this Section 5.6.

5.7 Regulatory Approvals and Related Matters.

(a) Each of Parent and the Company shall file, as soon as practicable and advisable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions, and submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing: (i) the Company and Parent shall: (A)(1) within 25 Business Days after the date of this Agreement, make an appropriate filing of a notification and report form pursuant to the HSR Act; (2) prepare, file and submit the notifications, reports and other documents (or, if appropriate, drafts of documents) required under any applicable foreign antitrust or competition laws or regulations in the jurisdictions set forth on Part 5.7(a) of the Parent Disclosure Letter as soon as reasonably practicable and advisable; and (3) promptly after the date of this Agreement, prepare, file and submit the notifications, reports and other documents required under (x) any applicable Foreign Investment Laws in the jurisdictions set forth on Part 5.7(a) of the Parent Disclosure Letter and (y) the NISPOM Rule (including notification to the DCSA and, as required, any other cognizant security authority pursuant to the NISPOM Rule) and cooperate in good faith and use reasonable best efforts to obtain DCSA’s approval of any mitigation measures that may be required, in each case, in connection with the Merger and the other Contemplated Transactions; and (B) respond as promptly as practicable to (1) any inquiries or requests received from the FTC or the DOJ for additional information or documentation and (2) any inquiries or requests received from any state attorney general, foreign antitrust authority or other Governmental Body in connection with antitrust, foreign direct investment, security clearance, or related matters; and (ii) the Company and Parent shall (A) promptly (and in any event within 10 Business Days) after a Requesting Authority asserts or attempts to assert jurisdiction over, or requests, requires or attempts to require a filing or submission relating to, the Merger or any of the other Contemplated Transactions, consult with one another in good faith to determine whether such filing is required and, if Parent determines such filing is required to consummate the Merger or any of the other Contemplated Transactions, file and submit (in accordance with each Legal Requirement that may be applicable or that such Requesting Authority asserts to be applicable) all notices, reports and other documents required or requested by such Requesting Authority to be filed or submitted, in each case, promptly after Parent makes such determination; and (B) respond as promptly as practicable to any inquiries or requests received from such Requesting Authority for additional information or documentation. Notwithstanding anything to the contrary herein, the foregoing terms of this Section 5.7(a) shall not apply with respect to CFIUS, which shall instead be governed by Section 5.7(b).

(b) Parent and the Company shall jointly prepare and file with CFIUS, as promptly as practicable, a draft Notice to CFIUS pursuant to 31 C.F.R. Subpart E (the “CFIUS Notice”) relating to the Contemplated Transactions, and then as promptly as practicable after receiving comments on the draft CFIUS Notice from CFIUS, jointly file with CFIUS a formal CFIUS Notice pursuant to the DPA with respect to the Contemplated Transactions. Parent shall be solely responsible for paying the CFIUS filing fee in connection with the CFIUS Notice. Following submission of the CFIUS Notice, each of Parent and the Company shall cooperate (to the extent permitted by applicable law) and provide CFIUS with any additional or supplemental information requested by CFIUS regarding such party hereto as promptly as practicable, and in all cases within the amount of time allowed by CFIUS pursuant to the DPA. Parent and the Company shall respond to any request for information from CFIUS in the timeframe set forth in 31 C.F.R. Part 800; provided, that (i) a party hereto, after consultation with each other party hereto, may request in good faith an extension of time pursuant to 31 C.F.R. § 800.504(a)(3) to respond to CFIUS requests for follow-up information and (ii) under no circumstance may a party hereto request any extension that would reasonably be expected to cause CFIUS to reject the CFIUS Notice filed by the parties hereto for failure to provide the requested information. Notwithstanding the foregoing, Parent and the Company shall use reasonable best efforts to (x) provide as promptly as practicable to each other’s counsel and to CFIUS any additional or supplemental information and documentary material as may be necessary, proper or advisable in connection with preparation and submission of the filing and thereafter to achieve CFIUS Approval and permit consummation of the Transactions; (y) permit the other party to review reasonably in advance any communication (subject to appropriate redactions to maintain confidentiality of business information as mutually agreed to by the parties) proposed to be given by it to CFIUS, and consult with each other in advance of any meeting or conference with CFIUS, and, to the extent permitted by CFIUS, give the other party the opportunity to attend and participate in any such meeting or conference; and (z) keep each other timely apprised of the status and content of any communications with, and any inquiries or requests for additional information or documentary material from, CFIUS, in each case of clauses (x) – (z), to the extent permitted by applicable law and subject to customary confidentiality and all applicable privileges (including the attorney-client privilege).

(c) Subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) or submissions pursuant to (and to otherwise comply with its obligations set forth in) Section 5.7(a); provided, however, that, notwithstanding anything to the contrary contained in this Section 5.7, each of Parent and the Company may reasonably designate material provided to the other party pursuant to this Section 5.7 as “outside counsel only” or “counsel only” (i) as necessary to comply with legal or contractual arrangements and/or (ii) as necessary to address reasonable privilege, legal, confidentiality or competitive sensitivity concerns, and such materials and the information contained therein shall only be provided to the outside and in-house legal counsel and advisors of the receiving party to whom such materials or information is necessary to be provided and will not be disclosed by such counsel or advisors to others at the receiving party without the disclosing party’s express prior written consent. Parent shall control and direct all aspects of the parties’ efforts to seek and secure any actions or Consents of any Governmental Body with respect to the Merger and the other Contemplated Transactions, including with respect to any filings, notifications, submissions and communications with any Governmental Body (including any Requesting Authority), in each case after consultation in good faith with the Company and taking into account in good faith the Company’s views; provided, that neither party shall participate in any substantive meeting, communication, discussion or negotiation with any Governmental Body (including any Requesting Authority) in connection with this Agreement and the Merger unless such party gives the other party prior notice of, consults with such other party in good faith in advance of, and, to the extent not prohibited by such Governmental Body, gives such other party the opportunity to attend and participate in, such meeting, communication, discussion or negotiation. Notwithstanding the foregoing, in the event of any dispute between Parent and the Company relating to strategy in connection with seeking and securing any such actions or Consents of any Governmental Body, the parties shall escalate such dispute to the chief corporate legal officer and the chief financial officer of Parent and the chief legal officer and the chief financial officer of the Company and such persons shall discuss the dispute and relevant issues together in good faith to resolve such dispute, and if such dispute is not resolved by such persons, the parties shall further escalate such dispute to the chief executive officer of Parent and the chief executive officer of the Company, who shall discuss the dispute and relevant issues together in good faith to resolve such dispute. If such dispute is not resolved pursuant to the preceding sentence, Parent shall have the right to make the final determination with respect to such matter. Parent shall have the right to commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act, any applicable foreign antitrust or competition law or regulation or any applicable Foreign Investment Law; provided that Parent shall consult with the Company in good faith prior to making any such commitment or agreement; provided, further, that Parent shall not commit to or agree to stay, toll or extend any such waiting period or to delay the consummation of, or not to consummate before a specified date, the Merger or any of the other Contemplated Transactions if such commitment or agreement would reasonably be expected to delay the consummation of the Merger beyond the End Date (as extended to the maximum extent contemplated by Section 7.1(b)). The Company shall not, without the prior written consent of Parent, directly or indirectly (A) stay, toll or extend any waiting period under the HSR Act, any applicable foreign antitrust or competition law or regulation or any applicable Foreign Investment Law, (B) withdraw its initial filing pursuant to the HSR Act, any applicable foreign antitrust or competition law or regulation or any applicable Foreign Investment Law, as the case may be, or refile any of them, or (C) commit to or agree with any Governmental Body to delay or not to consummate the Merger or any of the other Contemplated Transactions.

(d) Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to Section 5.7(c) and the confidentiality provisions of the Confidentiality Agreement, each of Parent and the Company shall: (i) consult with the other party in good faith prior to taking a position with respect to any filing or submission required by Section 5.7(a); (ii) provide the other party a reasonable opportunity to review, comment and discuss in advance, and consider in good faith the views of the other party in connection with, all written, substantive communications with a Governmental Body (including any Requesting Authority) in connection with any filing or submission required by Section 5.7(a) (including any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions or proposals) before making or submitting any such written communication to any Governmental Body on behalf of any party hereto in connection with any filing or submission required by Section 5.7(a) or any Legal Proceeding involving a Governmental Body with regulatory authority related to this Agreement or any of the Contemplated Transactions; (iii) coordinate with the other party in preparing and exchanging such information; (iv) promptly provide the other party (and its counsel) with copies of all filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Body in connection with any filing or submission required by Section 5.7(a); and (v) not independently participate in any meeting, hearing, proceeding or material discussions (whether in person, by telephone or otherwise) with or before any Governmental Body in respect of the Contemplated Transactions without giving the other party reasonable prior notice of such meeting or discussions and the opportunity to participate; provided, however, that materials required to be provided pursuant to Section 5.7(c) and this Section 5.7(d) may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements existing as of the date of this Agreement and/or (C) as necessary to address reasonable privilege, legal, confidentiality or competitive sensitivity concerns.

(e) Each of the Company and Parent shall notify the other party promptly upon the receipt of: (i) any communication from any official of any Governmental Body in connection with any filing or submission made pursuant to this Agreement; (ii) knowledge of the commencement or threat of commencement of any judicial or administrative proceeding by or before any Governmental Body with respect to the Merger or any of the other Contemplated Transactions (and shall keep the other party informed as to the status of any such proceeding or threat); and (iii) any request by any official of any Governmental Body for any amendment or supplement to any filing or submission made pursuant to this Agreement or any information required to comply with any Legal Requirement applicable to the Merger or any of the other Contemplated Transactions. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing or submission made pursuant to Section 5.7(a), each of the Company and Parent shall (promptly upon learning of the occurrence of such event) inform the other party of the occurrence of such event and cooperate in filing with or submitting to the applicable Governmental Body such amendment or supplement.

(f) Subject to Sections 5.7(c) and 5.7(g), each of Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Contemplated Transactions on a timely basis. Without limiting the generality of the foregoing, but subject to Sections 5.7(c) and 5.7(g), each of Parent and the Company shall use reasonable best efforts to: (i) make all filings (if any), give all notices (if any) and provide all information (if any) required to be made, given or provided by such party in connection with the Merger or any of the other Contemplated Transactions; (ii) consult with such party’s employees to the extent required under any applicable Legal Requirement in connection with the Merger or any of the other Contemplated Transactions; and (iii) obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions. Without limiting the generality of the foregoing, but subject to Sections 5.7(c) and 5.7(g), Parent’s obligations under clause “(iii)” of the immediately preceding sentence with respect to any Consents referred to in Section 6.1(b), Section 6.1(c) and Section 6.1(d) shall include, in each case, to the extent necessary to obtain the Consents referred to in Section 6.1(b), Section 6.1(c) and Section 6.1(d), (A) proposing, negotiating, committing to and effecting (by consent decree, hold separate order or otherwise) the sale, divestiture, disposition or license (or similar arrangement) of any of the businesses, product lines or assets of any Parent Entity or Acquired Company (a “Divestiture Remedy”), (B) proposing, negotiating, committing to and effecting (by consent decree, hold separate order or otherwise) any limitation on any Parent Entity’s freedom of action with respect to, and otherwise proposing, proffering and agreeing to any other requirement, obligation, condition, limitation or restriction on, any of the businesses, product lines or assets of any Parent Entity or Acquired Company (a “Behavioral Remedy”), (C) entering into any mitigation agreement, commitment letter, national security agreement, proxy agreement, trust agreement, special security agreement, security control agreement, security agreement or similar agreement with CFIUS, any member agency thereof or DCSA and (D) initiating any Legal Proceeding necessary to avoid entry of, or to have overturned, vacated, resolved or lifted, any Legal Requirement so as to permit consummation of the Contemplated Transactions. In furtherance of the foregoing, to the extent necessary and practicable, Parent shall (1) negotiate in good faith with all applicable Governmental Bodies any Divestiture Remedy or Behavioral Remedy contemplated by the immediately preceding sentence in connection with obtaining any Consent referred to in Section 6.1(b), Section 6.1(c) or Section 6.1(d) prior to the initiation of a Regulatory Proceeding by any Governmental Body and (2) continue such negotiations in the event a Regulatory Proceeding is initiated. Each of the Company and Parent shall consult with the other party in good faith with respect to the matters contemplated by clauses “(i),” “(ii)” and “(iii)” above, and shall use reasonable best efforts to keep the other party apprised of the status of matters relating to the consummation of the Contemplated Transactions. At the request of Parent, the Company shall cause the divestiture, holding separate or taking of any other action with respect to any of the businesses, product lines or assets of the Acquired Companies (provided that any such action is conditioned upon the consummation of the Merger). If a Specified Governmental Body or a third party commences a judicial or administrative proceeding under any applicable antitrust or competition Legal Requirement or Foreign Investment Law challenging, or seeking to restrain or prohibit the consummation of, the Merger or any of the other Contemplated Transactions (any such judicial or administrative proceeding, a “Regulatory Proceeding”), Parent and the Company shall contest, defend and/or appeal such proceeding on the merits.

(g) Notwithstanding anything to the contrary contained in Section 5.7(f) or elsewhere in this Agreement: (i) none of the Acquired Companies shall, except with the prior written consent of Parent, agree, commit or propose, or encourage any Governmental Body, to take any Divestiture Remedy or Behavioral Remedy, (ii) no Parent Entity or Acquired Company shall be required to agree to, commit to or effect any action that is not conditioned upon the consummation of the Merger, (iii) with respect to any Consent required under any Contract, neither the Company nor any of its Subsidiaries shall be required or permitted to pay any consent fee or other consideration, incur any material liability, amend or modify any Contract, provide any guaranty or other financial accommodation or make any other material concession in connection with obtaining such Consent without Parent’s prior written consent and (iv) Parent shall not be required to agree to, commit to or effect any Divestiture Remedy, Behavioral Remedy or other action (A) that would, individually or in the aggregate, reasonably be expected to result in (1) more than an immaterial impact on the financial condition, business, assets or continuing results of operations of Parent and its Subsidiaries, taken as a whole (other than the Acquired Companies, at or after the Effective Time) or (2) a material adverse effect on Parent, the Company and their respective Subsidiaries, taken as a whole, after giving effect to the Merger, including the synergies and other benefits expected to be realized from the Merger (assuming, for the purpose of determining whether such action would have such a material adverse effect, that Parent and its post-Closing Subsidiaries (including the Acquired Companies) were the same size as, and had the same financial and operating metrics as, the Acquired Companies, taken as a whole, as of the date hereof) or (B) that is proposed in connection with the review by CFIUS of the Contemplated Transactions, or in relation to the receipt of CFIUS Approval, and that would require all or a significant portion of the business of the Acquired Companies or a line of business of the Acquired Companies to be held or governed separate from the business of the Parent Entities (other than, following the Closing, the Acquired Companies), including through a proxy agreement, voting trust or similar arrangement (any such action described in the foregoing prongs (A) and (B), a “Burdensome Condition”).

5.8 Disclosure. Parent and the Company: (a) have agreed to the text of the joint press release and investor relations presentation announcing the signing of this Agreement; and (b) shall consult with each other before issuing any further press release or otherwise making any public statement with respect to the Merger or any of the other Contemplated Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing: (i) each of Parent and the Company may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences and make internal announcements to employees, so long as such statements or announcements are consistent with (and not materially expansive of) previous press releases, public disclosures or public statements or announcements made jointly by the parties (or individually, if approved by the other party); (ii) Parent or the Company may, without the prior consent of the other party, issue any such press release or make any such public announcement or statement as may be required by a Legal Requirement or the Nasdaq Rules if it first notifies and consults with the other party prior to issuing any such press release or making any such public announcement or statement; (iii) the Company need not consult with (or obtain the consent of) Parent in connection with any press release, public statement or filing to be issued or made with respect to any Acquisition Proposal or any modification or withdrawal of the Company Board Recommendation in accordance with Section 5.2(e); and (iv) neither Parent nor the Company need consult with (or obtain the consent of) the other party in connection with any press release, public statement or filing in connection with any Legal Proceeding between Parent and the Company related to this Agreement or any of the Contemplated Transactions; and (v) the foregoing shall not limit the Company’s obligations under Section 5.15 or the making of public statements with respect to the Contemplated Transactions necessary for the consummation of any Capital Markets Issuance.

5.9 Resignation of Officers and Directors. Unless otherwise directed by Parent, the Company shall use reasonable best efforts to obtain and deliver to Parent at or prior to the Effective Time the resignation of each individual who is an officer or director of any of the Acquired Companies, effective as of the Effective Time (it being understood that such resignation shall not constitute a voluntary termination of employment under any Company Plan applicable to such individual’s status as an employee, officer or director of an Acquired Company).

5.10 Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements (including the Nasdaq Rules) to enable the de-listing by the Surviving Corporation of the Company Common Stock from Nasdaq and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

5.11 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all steps that may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger and the matters contemplated by Sections 5.3 and 5.4 by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Legal Requirements.

5.12 Shareholder Litigation. The Company shall promptly (and in any event within two Business Days) notify Parent in writing of, and shall give Parent the opportunity to participate fully and actively in the defense and settlement of, any shareholder claim or litigation (including any class action or derivative litigation) against or otherwise involving the Company and/or any of its directors or officers relating to this Agreement, the Merger or any of the other Contemplated Transactions. No compromise or full or partial settlement of any such claim or litigation shall be agreed to by the Company without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that Parent’s consent in this clause shall not be required if the settlement involves (i) solely (A) the payment of mooting fees in an aggregate amount that, together with all other amounts paid in settlements made pursuant to this proviso, does not exceed the amount set forth on Part 5.12 of the Parent Disclosure Letter and (B) supplemental disclosure (provided that Parent shall be given reasonable opportunity to review and comment on any supplemental disclosure and the Company shall consider in good faith any changes thereto proposed by Parent), (ii) no admission of wrongdoing or liability, (iii) no injunctive or similar relief, (iv) a complete and unconditional release by the named plaintiffs of all defendants in respect of all claims then pending relating to this Agreement, the Merger or the other Contemplated Transactions and (v) the withdrawal or dismissal of all claims and actions then pending relating to this Agreement, the Merger or the other Contemplated Transactions. Parent shall promptly (and in any event within two Business Days) notify the Company in writing of, and shall give the Company the opportunity to participate in (but not control) the defense of, any shareholder claim or litigation (including any class action or derivative litigation) against or otherwise involving Parent and/or any of its directors or officers relating to this Agreement, the Merger or any of the other Contemplated Transactions.

5.13 Takeover Statutes and Rights. If any Takeover Statute is or may become applicable to this Agreement, the Merger or any of the other Contemplated Transactions, the Company and the board of directors of the Company shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on this Agreement, the Merger and the other Contemplated Transactions.

5.14 Cooperation as to Certain Indebtedness.

(a) Parent or one of its Subsidiaries may (i) commence and conduct one or more offers to purchase, including any offer required to be made in connection with any “Change of Control” or equivalent term (each as defined in the Indenture governing each series of Existing Company Notes), tender offers or exchange offers with respect to any or all of the outstanding aggregate principal amount of the Existing Company Notes identified by Parent to the Company prior to, on or after the date hereof on terms that are acceptable to Parent (the “Offers to Purchase”) and/or (ii) solicit the consent of the holders of debt issued under the Indenture regarding certain proposed amendments to the Indenture (the “Consent Solicitations” and, together with the Offers to Purchase, if any, the “Company Note Offers and Consent Solicitations”); provided that the closing of any such Offers to Purchase shall not occur, and the amendments in connection with any such Consent Solicitations shall not become operative (although any supplemental indentures entered into in connection with any such Consent Solicitations may become effective upon execution), prior to the Closing; provided, further, that the consummation of any Company Note Offers and Consent Solicitations shall not be a condition to the Closing. Any Company Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of the Indenture and applicable Legal Requirements, including applicable SEC rules and regulations. Parent will reasonably consult with the Company regarding the material terms and conditions of any Company Note Offers and Consent Solicitations, including the timing and commencement of any Company Note Offers and Consent Solicitations and any relevant tender or consent deadlines. Parent shall not be permitted to commence any applicable Company Note Offers and Consent Solicitations until Parent shall have provided the Company with the related offer to purchase, consent solicitation statement, letter of transmittal, if any, or press release, if any, in connection therewith, and each other material document relevant to the transaction that will be distributed by the Parent in the applicable Company Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of Parent commencing the applicable Offer to Purchase or Consent Solicitation to allow the Company and its counsel to review and comment on such Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall execute one or more supplemental indentures to the Indenture in accordance with the terms thereof amending the terms and provisions of such Indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent (each, a “Company Supplemental Indenture”), which such supplemental indentures shall become effective upon the execution thereof but shall not become operative until the Merger Effective Time, and the Company shall use reasonable best efforts to cause the trustee under each such Indenture to enter into such supplemental indentures. Subject to Section 5.15(h), the Company shall, and shall cause each of its Subsidiaries to, and shall use reasonable best efforts to cause its and their Representatives to, provide all reasonable and customary cooperation as may be reasonably requested by Parent in writing to assist Parent in connection with any Company Note Offers and Consent Solicitations; provided that neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Company Note Offers and Consent Solicitations (other than in connection with the execution of any Company Supplemental Indenture relating to the Consent Solicitations, with respect to which the Company shall deliver customary officer’s certificates (the “Company Indenture Officers’ Certificates”) and (solely to the extent the trustee under the Indenture requires an opinion of counsel to the Company) counsel to the Company shall provide customary legal opinions, in each case, to the trustee under the Indenture and solely to the extent such certificates or legal opinions, as applicable, would not conflict with applicable Legal Requirements and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than any Company Supplemental Indenture described in the immediately preceding sentence. The solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent, retained by Parent, and their fees and out-of-pocket expenses will be paid directly by Parent. If, at any time prior to the completion of the Company Note Offers and Consent Solicitations, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the holders of the applicable notes, debentures or other debt securities of the Company outstanding under the Indenture.

(b) If requested by Parent, in lieu of or in addition to Parent commencing or closing any Company Note Offers and Consent Solicitations for any series of Existing Company Notes, the Company shall use its reasonable best efforts, to the extent permitted by such series of Existing Company Notes and the Indenture, to (i) issue a notice of redemption (“Company Redemption Notice”) for all or a portion of the outstanding aggregate principal amount of such series of Existing Company Notes, pursuant to the redemption provisions of the Indenture, which notice of redemption shall be expressly conditioned on the occurrence of the Closing and (ii) take any other actions reasonably requested by Parent to facilitate the redemption and satisfaction and discharge of any series of Existing Company Notes at the Merger Effective Time pursuant to the redemption and satisfaction and discharge provisions of the Indenture and the other provisions of the Indenture applicable thereto, provided that, for the avoidance of doubt, no such Redemption (as defined below) shall be effective prior to the Merger Effective Time and provided further that neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Redemption (except that the Company shall deliver customary officers’ certificates (each, a “Company Redemption Officers’ Certificate”) and (solely to the extent the trustee under the Indenture requires an opinion of counsel to the Company) counsel to the Company shall provide customary legal opinions, in each case, to the trustee under the Indenture and solely to the extent such certificates or legal opinions, as applicable, would not conflict with applicable Legal Requirements and would be accurate in light of the facts and circumstances at the time delivered). If a notice of conditional redemption or satisfaction and discharge is given, Parent shall ensure that at the Merger Effective Time, so long as the applicable conditions of such redemption or satisfaction and discharge are satisfied, the Company has all funds necessary in connection with any such redemption or satisfaction and discharge. The redemption or satisfaction and discharge of any series of Existing Company Notes pursuant to this clause (b) are referred to collectively as the “Redemption” of such series of Existing Company Notes.

5.15 Financing.

(a) To the extent necessary for Parent to secure funds necessary to satisfy all Financing Uses at the Closing, taking into account all other sources of cash available to Parent on the Closing Date, each of Parent and Merger Sub shall, and shall cause its respective Representatives to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on or prior to the Closing, on the terms and subject solely to the conditions (including, to the extent applicable, the “market flex” provisions) described in the Debt Commitment Letter (it being understood that, for purposes of this Section 5.15, references to the Debt Commitment Letter shall be deemed to include any Fee Letter), including using its reasonable best efforts to: (i) maintain in full force and effect the Debt Commitment Letter in accordance with its terms, (ii) enter into and deliver definitive agreements with respect to the Debt Financing on the terms and subject solely to the conditions contemplated by the Debt Commitment Letter (the “Definitive Debt Financing Agreements”), (iii) satisfy (or obtain a waiver of) on a timely basis all conditions and comply with all obligations applicable to Parent, including with respect to the payment of any commitment, engagement or placement fees, in the Debt Commitment Letter and the Definitive Debt Financing Agreements, (iv) enforce all of its rights under the Debt Commitment Letter and the Definitive Debt Financing Agreements, (v) if required under the Debt Commitment Letter, enter into amendments to the Definitive Debt Financing Agreements with respect to the Debt Financing to give effect to any “market flex” provisions contained in any Debt Commitment Letter and (vi) consummate the Debt Financing no later than the Closing.

(b) Parent shall not agree to any amendments, restatements, supplements or modifications to, obtain any replacement of, or waive any of its rights under, the Debt Commitment Letter or the Definitive Debt Financing Agreements, in whole or in part, without the prior written consent of the Company if any such amendment, restatement, supplement, replacement, modification or waiver of the Debt Commitment Letter or the Definitive Debt Financing Agreements shall: (i) impose new or additional conditions or otherwise amend, modify or expand any conditions to the Debt Financing that would make the funding thereof less likely to occur in any material respect, (ii) reduce the aggregate amount of the Debt Financing to less than the amount required, together with all other sources of cash or other financing sources available to Parent on the Closing Date, for the satisfaction of all of Parent’s payment obligations under this Agreement due at the Closing, including the payment of the Financing Uses, (iii) materially delay or prevent the Closing, (iv) make the receipt or funding of the Debt Financing less likely to occur (including, without limitation, by making any condition to the receipt or funding of the Debt Financing less likely to be satisfied) or (v) adversely impact the ability of Parent to (A) enforce its rights against the other parties to the Debt Commitment Letter or the Definitive Debt Financing Agreements or (B) cause the Merger to be timely consummated (it being understood that Parent may amend, restate, modify or supplement the Debt Commitment Letter or the Definitive Debt Financing Agreements to add lenders, lead arrangers, bookrunners, underwriters, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, to provide for the assignment and reallocation to such entities of a portion of the debt financing commitments contained in the Debt Commitment Letter or the Definitive Debt Financing Agreements and to grant customary approval rights to such additional arrangers and other Entities in connection with such appointments as expressly set forth in the Debt Commitment Letter, in each case, without the Company’s consent).

(c) In the event that all or any portion of the Debt Financing becomes, or is expected to become, unavailable for any reason, such that the proceeds thereof, together with all other sources of cash available to Parent on the Closing Date, would be insufficient for the satisfaction of all of Parent’s payment obligations under this Agreement due on the Closing Date, including payment of the Financing Uses, Parent shall (i) notify the Company in writing thereof as promptly as practicable after obtaining knowledge thereof and (ii) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to promptly arrange and obtain alternative financing (the “Alternative Financing”) in an amount sufficient, together with all other sources of cash available to Parent on the Closing Date, for the satisfaction of all of Parent’s payment obligations under this Agreement due on the Closing Date, including payment of the Financing Uses; provided that, (A) such Alternative Financing shall not include any conditions precedent that would reasonably be expected to materially delay or impair the likelihood of the Closing and (B) without the prior written consent of the Company, such Alternative Financing shall not include any Prohibited Condition.

(d) If (i) any commitment for any Alternative Financing or other financing (or actual funding thereof) is obtained, (ii) any amendment, restatement, supplement, replacement, modification or waiver of the Debt Commitment Letter or the debt financing commitments contemplated therein becomes effective or (iii) any other term loan bank debt financing or Capital Markets Issuance is conducted in lieu thereof, in each case, as permitted by Section 5.15(b), references to the “Debt Financing,” “Financing Sources,” “Definitive Debt Financing Agreements” and “Debt Commitment Letter” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, such amended, restated, supplemented, replaced, modified or waived Debt Commitment Letter or such other term loan bank debt financing or Capital Markets Issuance in lieu thereof and, in each case, the commitments thereunder, the agreements with respect thereto and the financial institutions participating therein for all purposes of this Agreement and each such term shall be construed accordingly.

(e) Parent shall, and shall cause its Representatives to, keep the Company informed as promptly as practicable upon written request in reasonable detail of the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Parent shall: (i) upon the Company’s written request, furnish the Company with executed copies of any amendments, restatements, supplements, replacements, modifications to or waivers of the Debt Commitment Letter, Alternative Financing or other financing permitted by Section 5.15(b) (with the Debt Commitment Letter and any Fee Letter redacted in a customary manner as described in Section 3.7(a)) promptly upon their execution; and (ii) give the Company prompt written notice (A) of any actual or threatened default or material breach (or any event that, with or without notice, lapse of time or both, would give rise to any default or material breach) under, or repudiation of, the Debt Commitment Letter or the Definitive Debt Financing Agreements by any Financing Source party thereto, in each case, of which Parent becomes aware, (B) of any termination of the Debt Commitment Letter, other than in accordance with its terms and (C) of the receipt of any written notice from any Person with respect to any material dispute or disagreement between or among any parties to the Debt Commitment Letter or any Definitive Debt Financing Agreement relating to the initial availability of the Debt Financing.

(f) During the Pre-Closing Period, the Company shall, and shall ensure that each of the other Acquired Companies and its and their respective Representatives shall, use reasonable best efforts to provide to Parent all cooperation reasonably requested by Parent in connection with the Debt Financing and any Capital Markets Issuance, including to:

(i) cause the appropriate senior officers of the Company to participate in a reasonable but limited number of lender and investor (including parties acting as lead arrangers or agents for prospective lenders and investors) meetings, presentations, roadshows, calls, due diligence sessions and drafting sessions and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and reasonable times;

(ii) provide reasonable and customary assistance with the preparation of customary rating agency presentations, road show materials, customary bank information memoranda, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents customarily required (which may incorporate, by reference, periodic and current reports filed by the Company with the SEC), in connection with obtaining any Debt Financing or consummating any Capital Markets Issuance, in each case, solely with respect to customary information relating to the Company and the other Acquired Companies (which assistance may include providing customary authorization and representation letters; provided that such authorization and representation letters (or the underlying documents to which they pertain) shall exculpate the Company, the other Acquired Companies and its and their respective Representatives with respect to any liability related to the use or misuse of information contained therein or other marketing materials related thereto), and Parent shall provide the Company and its counsel a reasonable opportunity to review and comment on any such materials to the extent they contain information relating to the Company or any of the other Acquired Companies and shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel;

(iii) (A) obtain customary payoff letters (in form and substance reasonably acceptable to Parent) at or prior to Closing and such other documents reasonably requested by Parent or the Financing Sources relating to the termination of the obligations under the Credit Agreement and the payment of the Credit Agreement Payoff Amount or any other material indebtedness for borrowed money incurred by the Company prior to the Closing and the release of any related liens (if any), and (B) provide all documentation and other information reasonably required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, relating to any of the Acquired Companies, in each case as reasonably requested by Parent at least 10 Business Days prior to the Closing Date and (C) assist with the replacement, backstopping or rollover of any letter of credit;

(iv) furnish Parent, following Parent’s reasonable request, with all customary financial information (to the extent reasonably available to the Company) relating to the Company and the other Acquired Companies required to be delivered pursuant to the Debt Commitment Letter or to the extent required to consummate any Debt Financing (including any loan syndication contemplated by the Debt Commitment Letter) or Capital Markets Issuance, and provide any assistance that is reasonably necessary to permit Parent to prepare the pro forma financial statements required to be delivered pursuant to the Debt Commitment Letter or to the extent reasonably necessary to consummate any Debt Financing or any Capital Markets Issuance (it being understood that Parent, and not the Company, the other Acquired Companies or any of their respective Subsidiaries, Affiliates or Representatives, is responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments), provided that the public filing of any required financial statements or other public information filed with the SEC shall constitute delivery of such financial statements or other public information;

(v) cause its independent auditors to participate in drafting sessions and accounting due diligence sessions and cooperate with any Debt Financing and Capital Markets Issuance consistent with their customary practice, including causing them to provide customary comfort letters (including “negative assurance” comfort) and customary consents or authorization letters to the inclusion of the Company’s auditor reports, in each case, to the extent required in connection with the marketing and syndication of any Debt Financing or as are customarily required in an underwritten Capital Markets Issuance; and

(vi) assist with the preparation of and enter into (as of the Closing) Definitive Debt Financing Agreements (including review of any disclosure schedules related thereto for completeness and accuracy) or the amendment of any Acquired Company’s currency or interest hedging agreements or other agreements.

(g) The Company hereby consents to the use of its and each of the other Acquired Companies’ logos in connection with the Debt Financing or any Capital Markets Issuance; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company, any of the other Acquired Companies or any of their respective Subsidiaries or the reputation or goodwill of the Company, any of the other Acquired Companies or any of their respective Subsidiaries. Parent shall, promptly upon request by the Company

(and, in any event, within thirty (30) days), reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company in order to comply with its obligations under Section 5.15(f). Parent shall indemnify, defend and hold harmless the Company, each of the other Acquired Companies, each of their respective Subsidiaries and each of their respective Representatives from, against and in respect of any and all claims, debts, losses, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of action, obligations, accounts and liabilities resulting from, or that exist or arise due to, the activities of Parent and its Representatives under Section 5.15(f), except to the extent such claims, debts, losses, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of action, obligations, accounts and liabilities result from (i) the gross negligence or willful misconduct of such indemnified Persons or (ii) historical information provided by or on behalf of the Company, any of the other Acquired Companies or any of their respective Subsidiaries.

(h) Notwithstanding anything to the contrary in this Agreement, the assistance contemplated in Section 5.14 and Section 5.15(f) shall not (i) unreasonably interfere with the normal operations of the Company, the other Acquired Companies or any of their respective Subsidiaries, (ii) require the Company, the other Acquired Companies or any of their respective Subsidiaries to waive or amend any terms of this Agreement, (iii) require the Company, the other Acquired Companies or any of their respective Subsidiaries to take any action that will conflict with or violate any of their respective organizational documents, any applicable law or fiduciary duty, or result in the contravention of, or that would reasonably be expected to result in a material violation or material breach of, or material default under, any Contract or permit to which the Company, the other Acquired Companies or any of their respective Subsidiaries is a party, (iv) require the Company, the other Acquired Companies or any of their respective Subsidiaries to make any representations, warranties or certifications, except with respect to the authorization and representation letters contemplated by Section 5.14 and clause (f)(ii) and the items contemplated by clauses (f)(iii)(b) and (f)(v) above, (v) require the Company, the other Acquired Companies or any of their respective Subsidiaries to prepare any financial statements (other than as currently prepared in the ordinary course of business), (vi) require the Company, the other Acquired Companies or any of their respective Subsidiaries to execute any Contract prior to the Closing that is not expressly conditioned upon the occurrence of the Closing Date (other than customary authorization and representation letters contemplated in Section 5.14 or Section 5.15(f) (to the extent included in a customary bank information memorandum) and items required by clause (f)(iii)(B) above) (and, in each case, only by their respective directors, officers, managers or other Persons holding similar positions at the Company, the other Acquired Companies or any of their respective Subsidiaries who are expected to continue to hold such positions following the Closing), (vii) require the Company, the other Acquired Companies or any of their respective Subsidiaries to enter into any agreement or commitment in connection with the Debt Financing, any Company Note Offers and Consent Solicitations or any Redemption, in each case, that is effective prior to the Closing, (viii) result in any employee, officer or director of the Company, the other Acquired Companies or any of their respective Subsidiaries incurring any personal liability with respect to any matters relating to the Debt Financing, any Company Note Offers and Consent Solicitations or any Redemption prior to the Merger Effective Time, (ix) provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege, or violate any of the confidentiality provisions of any confidentiality agreement, of the Company, the other Acquired Companies or any of their respective Subsidiaries, (x) require the Company, the other Acquired Companies or any of their respective Subsidiaries to change any fiscal period, (xi) require the Company, the other Acquired Companies or any of their respective Subsidiaries to authorize any corporate action with respect to the Debt Financing, any Company Note Offers and Consent Solicitations or any Redemption, in each case, prior to the Closing Date, except for such corporate action that is conditioned on the occurrence of the Closing Date (and only by their respective directors, managers or other Persons holding similar positions at the Company, the other Acquired Companies or any of their respective Subsidiaries who are expected to continue to hold such positions following the Closing), (xii) require the Company, the other Acquired Companies, any of their respective Subsidiaries or any of their respective Representatives to provide any legal opinion or other opinion of counsel, (xiii) require the Company, the other Acquired Companies or any of their respective Subsidiaries to cause or permit any liens to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date or (xiv) require the Company, the other Acquired Companies or any of their respective Subsidiaries to deliver or cause the delivery of any certificate as to solvency or any other certificate in connection with the Debt Financing or any Alternative Financing, in each case that would be effective prior to the Closing.

(i) Notwithstanding anything in this Agreement to the contrary, none of the Company, the other Acquired Companies or any of their respective Subsidiaries or Representatives shall be required to pay any commitment or other fee or payment or incur any liability or obligation in connection with the Debt Financing, any Company Note Offers and Consent Solicitations or any Redemption prior to the Merger Effective Time, in each case, prior to the Closing Date unless such fee or payment is subject to reimbursement under clause (g) hereof. Nothing in Section 5.14 or Section 5.15(f) shall require such cooperation to the extent it would (i) cause any condition to Closing set forth in Section 6 of this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement or (ii) require the Company, the other Acquired Companies or any of their respective Subsidiaries to take any action that would conflict with or violate any applicable law.

(j) Notwithstanding anything to the contrary in this Agreement, the Company shall not be deemed to have breached its obligations under Section 5.14 or Section 5.15(f) unless (i) the Company, any other Acquired Company or any of its or their respective Representatives committed a knowing and intentional breach of Section 5.14 or Section 5.15(f), (ii) Parent provided written notice to the Company of such breach and a period of 10 days for such breach to be cured, (iii) such breach has not been cured by the end of such 10-day period and (iv) such breach was the material and proximate cause of the failure to obtain the Debt Financing, the Company Note Offers and Consent Solicitations or any Redemption prior to the Merger Effective Time.

(k) Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub expressly acknowledge and agree that neither Parent’s nor Merger Sub’s obligations hereunder are conditioned in any manner upon Parent or Merger Sub obtaining the Debt Financing, any Alternative Financing or any other financing.

(l) The Company and the other Acquired Companies shall supplement the information provided pursuant to Section 5.15(f) on a reasonably current basis to the extent that any such information, to the knowledge of the Company or any other Acquired Company, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

(m) At the reasonable request of Parent, the Company shall use reasonable best efforts to (i) file or furnish a Form 8-K with the SEC and (ii) post on Debtdomain, IntraLinks, SyndTrak Online or similar electronic means, disclosing information identified by Parent relating to the Company and the other Acquired Companies reasonably necessary for obtaining the Debt Financing or consummating any Capital Markets Issuance for purposes of permitting such information to be included in any marketing materials in connection with obtaining any Debt Financing or consummating any Capital Markets Issuance to be provided to potential investors who do not wish to receive material nonpublic information with respect to any of Parent, the Company, the Acquired Companies, the Business, any of their respective Affiliates or any of their respective securities.

(n) Subject to, and without limiting, the foregoing Section 5.15(m), all non-public or otherwise confidential information provided by the Company, any other Acquired Company or any of their Subsidiaries or any of their Representatives pursuant to this Section 5.15 shall be kept confidential in accordance with the Confidentiality Agreement; provided that Parent shall be permitted to disclose such information to financing sources, other potential sources of capital and prospective lenders and investors in connection with obtaining the Debt Financing or consummating any Capital Markets Issuance or any other direct or indirect equity financing, subject to the recipient thereof entering into customary confidentiality undertakings at least as restrictive upon such recipient as the Confidentiality Agreement is upon the Parent, with respect to such information (including in the form of a customary click-through confidentiality undertaking).

Section 6. CONDITIONS PRECEDENT TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party. The obligations of Parent, Merger Sub and the Company to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction (or waiver by written agreement of Parent and the Company), at or prior to the Closing, of each of the following conditions:

(a) This Agreement shall have been duly approved at the Company Shareholders’ Meeting by the Required Company Shareholder Vote.

(b) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or otherwise been terminated, and any period of time (and any extension thereof) agreed to in accordance with the terms of this Agreement with a Governmental Body in the United States not to consummate the Merger shall have expired or been terminated.

(c) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under any applicable foreign antitrust law or regulation in each jurisdiction identified in Part 6.1(c) of the Parent Disclosure Letter shall have expired or otherwise been terminated, and any period of time (and any extension thereof) agreed to in accordance with the terms of this Agreement with a Governmental Body in any jurisdiction identified in Part 6.1(c) of the Parent Disclosure Letter not to consummate the Merger shall have expired or been terminated.

(d) (i) Any Governmental Authorization or other Consent required under any applicable foreign antitrust law or regulation or Foreign Investment Law, in connection with the Merger in each jurisdiction identified on Part 6.1(c) of the Parent Disclosure Letter, and (ii) the CFIUS Approval shall have been obtained and shall be in full force and effect.

(e) (i) No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any Governmental Body and remain in effect, and (ii) there shall not be any Legal Requirement enacted or deemed applicable to the Merger by any Governmental Body that makes consummation of the Merger illegal, in the case of each of clauses (i) and (ii), if such temporary restraining order, preliminary or permanent injunction or other Order or Legal Requirement represents a Material Constraint.

6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of the Company: (i) contained in this Agreement, other than in the first sentence of Sections 2.1(b) (with respect to the Company only), 2.3(a), 2.3(b), 2.3(c), 2.3(d), 2.3(e), 2.3(f), 2.20, 2.21, 2.22, 2.24, 2.25 and clause “(a)” of Section 2.5 of the Agreement, shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except to the extent that any inaccuracies in such representations and warranties (at any such time) do not have, and would not reasonably be expected to have, a Material Adverse Effect on the Company; (ii) contained in the first sentence of Sections 2.1(b) (with respect to the Company only), 2.3(c), 2.3(e), 2.3(f), 2.20, 2.21, 2.22, 2.24 and 2.25 shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); (iii) contained in Section 2.3(a), Section 2.3(b) and Section 2.3(d) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except that any inaccuracies in such representations and warranties that are, in the aggregate, de minimis will be disregarded; and (iv) contained in clause “(a)” of Section 2.5 shall have been accurate in all respects as of the date of this Agreement; provided, however, that (A) in the case of each of clauses “(i)” and “(ii)”, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations and warranties (other than dollar thresholds) shall be disregarded, and (B) in the case of each of clauses “(i)”, “(ii)”, “(iii)” and “(iv)”, any update of or modification to the Company Disclosure Letter made or purported to have been made after the execution and delivery of this Agreement shall be disregarded.

(b) The covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Parent shall have received a certificate executed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company confirming that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(d) have been duly satisfied.

(d) Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Company that is continuing.

6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and otherwise consummate the Contemplated Transactions are subject to the satisfaction (or waiver by the Company), at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Parent: (i) contained in this Agreement, other than Sections 3.1 and 3.3, shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except to the extent that any inaccuracies in such representations and warranties (at any such time) do not have, and would not reasonably be expected to have, a Material Adverse Effect on Parent and (ii) contained in Sections 3.1 and 3.3, shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (other than any such representation or warranty made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); provided, however, that in the case of each of clauses “(i)” and “(ii)”, for purposes of determining the accuracy of such representations and warranties as of the foregoing dates, all “Material Adverse Effect” and other materiality and similar qualifications limiting the scope of such representations and warranties (other than dollar thresholds) shall be disregarded and any update of or modification to the Parent Disclosure Letter made or purported to have been made after the execution and delivery of this Agreement shall be disregarded.

(b) The covenants and obligations in this Agreement that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) The Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent confirming that the conditions set forth in Sections 6.3(a) and 6.3(b) have been duly satisfied.

Section 7. TERMINATION

7.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the approval of this Agreement by the Required Company Shareholder Vote) by written notice of the terminating party to the other parties:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by 11:59 p.m. (Eastern Time) on April 4, 2027 (the “Initial End Date” and, as extended in accordance with this Section 7.1(b), the “End Date”); provided, however, that: (i) if, at 11:59 p.m. (Eastern Time) on the Initial End Date, any of the conditions set forth in Section 6.1(b), Section 6.1(c), Section 6.1(d) or Section 6.1(e) (solely in connection with any applicable antitrust law or regulation, CFIUS or Foreign Investment Law in the jurisdictions identified on Part 6.1(c) of the Parent Disclosure Letter) has not been satisfied or waived, then the End Date shall be automatically extended, without any further action on the part of any party hereto, to the day that is three months after the Initial End Date, (ii) if, at 11:59 p.m. (Eastern Time) on the day that is three months after the Initial End Date, any of the conditions set forth in Section 6.1(b), Section 6.1(c), Section 6.1(d) or Section 6.1(e) (solely in connection with any applicable antitrust law or regulation, CFIUS or Foreign Investment Law in the jurisdictions identified on Part 6.1(c) of the Parent Disclosure Letter) has not been satisfied or waived, then the End Date, as extended pursuant to clause (i) of this proviso, shall be automatically extended, without any further action on the part of any party hereto, to the day that is six months after the Initial End Date, (iii) if, at 11:59 p.m. (Eastern Time) on the day that is six months after the Initial End Date, any of the conditions set forth in Section 6.1(b), Section 6.1(c), Section 6.1(d) or Section 6.1(e) (solely in connection with any applicable antitrust law or regulation, CFIUS or Foreign Investment Law in the jurisdictions identified on Part 6.1(c) of the Parent Disclosure Letter) has not been satisfied or waived, then the End Date, as extended pursuant to clauses (i) and (ii) of this proviso, shall automatically be extended, without any further action on the part of any party hereto, to the day that is nine months after the Initial End Date, and (iv) a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b) if the failure to consummate the Merger by the End Date is primarily attributable to a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time in breach of such party’s obligations hereunder;

(c) by either Parent or the Company if: (i) a Governmental Body shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any applicable Legal Requirement enacted, enforced or deemed applicable to the Merger by any Governmental Body that would make consummation of the Merger illegal and such Legal Requirement shall have become final and non-appealable, in the case of each of clauses (i) and (ii), if such Order or applicable Legal Requirement represents a Material Constraint;

(d) by either Parent or the Company if: (i) the Company Shareholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s shareholders shall have taken a final vote on a proposal to approve this Agreement; and (ii) this Agreement shall not have been approved at the Company Shareholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Shareholder Vote;

(e) by Parent (at any time prior to the approval of this Agreement by the Required Company Shareholder Vote) if a Triggering Event shall have occurred;

(f) by Parent if: (i) any of the Company’s representations or warranties contained in this Agreement shall be inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that any of the conditions set forth in Section 6.2(a) would not be satisfied; or (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.2(b) would not be satisfied; provided, however, that: (A) if an inaccuracy in any of the Company’s representations or warranties as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by the Company is curable by the Company prior to the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 7.1(f) on account of such inaccuracy or breach unless such inaccuracy or breach shall not have been cured by the Company on or prior to the earlier of (1) the Business Day immediately prior to the End Date and (2) 30 days after the date on which Parent gives the Company written notice of such inaccuracy or breach; and (B) Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(f) if Parent is then in breach of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied;

(g) by the Company (at any time prior to the approval of this Agreement by the Required Company Shareholder Vote) in order to accept a Superior Offer and enter into a definitive agreement providing for the consummation of the transaction contemplated by such Superior Offer that has been executed on behalf of the Person that made such Superior Offer (an “Alternative Acquisition Agreement”), only if: (i) the Company shall have complied with Section 4.3 in all material respects; (ii) the Company’s board of directors, after satisfying the requirements set forth in Section 5.2(e)(i), shall have authorized the Company to enter into such Alternative Acquisition Agreement; (iii) the Company shall have delivered to Parent a written notice (that includes a copy of the Alternative Acquisition Agreement as an attachment) confirming that the Company will enter into the Alternative Acquisition Agreement in the form attached to such notice concurrently with the termination of this Agreement pursuant to this Section 7.1(g); (iv) concurrently with the termination of this Agreement pursuant to this Section 7.1(g), the Company enters into the Alternative Acquisition Agreement with respect to such Superior Offer; and (v) immediately prior to or concurrently with such termination, the Company shall have paid to Parent or its designee the Termination Fee; or

(h) by the Company if: (i) any of Parent’s representations or warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the conditions set forth in Section 6.3(a) would not be satisfied; or (ii) if any of Parent’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.3(b) would not be satisfied; provided, however, that: (A) if an inaccuracy in any of Parent’s representations or warranties as of a date subsequent to the date of this Agreement or a breach of a covenant or obligation by Parent is curable by Parent prior to the End Date (as it may be extended in accordance with Section 7.1(b)) and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 7.1(h) on account of such inaccuracy or breach unless such inaccuracy or breach shall not have been cured by Parent on or prior to the earlier of (1) the Business Day immediately prior to the End Date and (2) 30 days after the date on which the Company gives Parent written notice of such inaccuracy or breach; and (B) the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if the Company is then in breach of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) to be satisfied.

7.2 Effect of Termination. If this Agreement is terminated as provided in Section 7.1, all further obligations of the parties under this Agreement shall terminate, this Agreement shall be of no further force or effect and there shall be no liability on the part of the Company, Parent, Merger Sub or any of their respective shareholders or Representatives; provided, however, that: (a) this Section 7.2, Section 7.3 and Section 8 shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreement (as modified pursuant to Section 4.1(b)) shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any party from any liability for fraud or any knowing and intentional breach of any covenant or obligation contained in this Agreement (which liability the parties acknowledge and agree may, in the event of a termination as a result of a knowing and intentional breach of this Agreement, and specific performance is not sought or granted as a remedy, include damages based on the loss of the premium and/or economic benefits of the Contemplated Transactions that holders of Company Common Stock and Company RSUs would be entitled to receive pursuant to the terms of this Agreement if the Merger were consummated in accordance with its terms). For purposes of this Agreement, “knowing and intentional breach” means a material breach or failure to perform a covenant or obligation that is a consequence of an intentional act undertaken by the breaching party with the actual knowledge that the taking of such act would reasonably be expected to cause a material breach of this Agreement.

7.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement or any of the Contemplated Transactions shall be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

(b) If: (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) (prior to the satisfaction of the condition set forth in Section 6.1(a)) or Section 7.1(d); (ii) at or prior to the time of the termination of this Agreement, but on or after the date of this Agreement, an Acquisition Proposal shall have been publicly disclosed, announced, commenced, submitted or made and such Acquisition Proposal shall not have been publicly withdrawn at least 10 calendar days prior to the Company Shareholders’ Meeting (or, in the case of a termination pursuant to Section 7.1(b), an Acquisition Proposal shall otherwise exist and shall not have been withdrawn); and (iii) within 12 months after the date of such termination of this Agreement, an Acquisition Transaction (whether or not relating to such Acquisition Proposal) is consummated or a definitive agreement providing for an Acquisition Transaction (whether or not related to such Acquisition Proposal) is executed, then the Company shall pay to Parent a non-refundable fee in the amount of $700,000,000 (the “Termination Fee”) in cash; provided, however, that, for purposes of this Section 7.3(b), all references to “20%” and “80%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%”.

(c) If this Agreement is terminated: (i) pursuant to Section 7.1(e); (ii) pursuant to Section 7.1(d) at any time after the occurrence of a Triggering Event; or (iii) pursuant to Section 7.1(g), then the Company shall pay to Parent the Termination Fee in cash.

(d) Any Termination Fee required to be paid to Parent pursuant to Section 7.3(b) shall be paid by the Company within two Business Days after the earlier to occur of the consummation of, or entry into a definitive agreement relating to, the Acquisition Transaction contemplated by Section 7.3(b). Any Termination Fee required to be paid to Parent pursuant to Section 7.3(c)(i) or Section 7.3(c)(ii) shall be paid by the Company (i) in the case of a termination of this Agreement by the Company, at or prior to the time of such termination, and (ii) in the case of a termination of this Agreement by Parent, within two Business Days after such termination. Any Termination Fee required to be paid to Parent pursuant to Section 7.3(c)(iii) shall be paid immediately prior to or concurrently with, and as a condition to, the termination of this Agreement.

(e) Each of the parties acknowledges and agrees that in no event shall the Company be required to pay the Termination Fee under this Section 7.3 on more than one occasion, whether or not such fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. Each of the parties acknowledges and agrees that (i) the covenants and obligations contained in this Section 7.3 are an integral part of the Contemplated Transactions, and that, without these covenants and obligations, the parties would not have entered into this Agreement, and (ii) the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary contained in this Agreement, except in the case of fraud or a knowing and intentional breach of any of the Company’s covenants or obligations contained in this Agreement, if this Agreement is validly terminated in accordance with Section 7.1, Parent’s right to receive the Termination Fee from the Company in the circumstances under which such fee is payable pursuant to this Section 7.3 (plus, if the Termination Fee is not timely paid, the interest, costs and expenses described in Section 7.3(f)) shall be the sole and exclusive remedy of Parent against the Acquired Companies and any of their respective former, current or future officers, directors, partners, shareholders, managers, members, Affiliates or agents (each such Person, a “Company Related Party”) for the loss suffered as a result of the failure of the Merger to be consummated or any loss suffered as a result of any breach of any covenant or agreement in this Agreement, and upon payment of such amount, none of the Acquired Companies or any other Company Related Party shall have any further liability or obligation relating to or arising out of this Agreement. Nothing in this Section 7.3(e) shall limit the rights of Parent or Merger Sub under Section 8.11 (or otherwise with respect to injunctive or similar relief), in each case prior to the termination of this Agreement.

(f) If the Company fails to pay when due any amount payable under this Section 7.3, then (i) the Company shall reimburse Parent for all costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 7.3 (it being understood and agreed that the Company shall not be required to reimburse Parent for any premium, success fee, contingent fee or other similar fee, commission or payment incurred by Parent in connection with the collection of such overdue amount or the enforcement by Parent of its rights under this Section 7.3) and (ii) the Company shall pay interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the sum of the Prime Rate in effect on the date such overdue amount was originally required to be paid plus 2% (or the maximum lawful rate, if lower).

(g) Any fee or other amount payable pursuant to this Section 7.3 shall be paid free and clear of all deductions and withholdings.

(h) Without limiting the rights of Parent under the Debt Commitment Letter or the rights of any of the Parent Entities under any Definitive Debt Financing Agreements, the Company agrees that none of (i) the Financing Sources or (ii) any of their respective Affiliates or any of such Financing Sources’ or their Affiliates’ respective former, current or future general or limited partners, shareholders, managers, members, agents, officers, directors, employees, accountants, advisors or representatives or any of their respective successors or assigns (the Persons described in this clause “(ii)” being collectively referred to as the “Financing Source Related Parties”) shall have any liability or obligation to Parent, the Company, any of their respective shareholders, Affiliates, Representatives, current, former or future officers, directors, employees, agents, representatives, shareholders, managers or members relating to or arising out of this Agreement or any of the Contemplated Transactions (including the Debt Financing and Debt Commitment Letter), whether at law, in equity, in contract, in tort or otherwise. This Section 7.3(h) shall not affect, alter or amend in any way the covenants and agreements between the Company and Parent, or the obligations of the Company and Parent, provided for in this Agreement.

Section 8. MISCELLANEOUS PROVISIONS

8.1 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub at any time prior to the Effective Time (whether before or after the approval of this Agreement by the Company’s shareholders); provided, however, that after any such approval of this Agreement by the Company’s shareholders, no amendment shall be made which by applicable Legal Requirements requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary contained in this Agreement, Sections 7.3(h), 8.1, 8.4, 8.5(b), 8.5(c) and the last sentence of Section 8.8 (and any other provision of this Agreement to the extent that an amendment, supplement or other modification of such provision would modify the substance of such provisions) may not be amended, supplemented or otherwise modified in any manner that is adverse in any material respect to any Financing Source or any of its Financing Source Related Parties without the prior written consent of such Financing Source.

8.2 Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the consummation of the Merger.

8.4 Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery. This Agreement (including all Exhibits hereto) and the Confidentiality Agreement (as modified pursuant to Section 4.1(b)) constitute the entire agreement among the parties regarding the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in PDF format or by facsimile shall be sufficient to bind the parties to the terms of this Agreement.

8.5 Applicable Law; Jurisdiction; Waiver of Jury Trial.

(a) Subject to Section 8.5(b), this Agreement, and any action, suit or other legal proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, regardless of the choice of laws principles or any borrowing statute of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies. Notwithstanding the foregoing, (i) the MBCA will apply to this Agreement and the Merger to the extent the applicability thereof is required under the laws of the Commonwealth of Massachusetts and (ii) the laws of the Commonwealth of Massachusetts will govern any matters pertaining to the internal corporate governance of the Company, including the interpretation of the board of directors of the Company’s fiduciary duties in connection with this Agreement and the Merger. Subject to Section 8.5(b), in any action, suit or other legal proceeding between any of the parties arising out of or relating to this Agreement, any of the Contemplated Transactions or the legal relationship of the parties to this Agreement (whether at law or in equity, whether in contract or in tort or otherwise), each of the parties: (A) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chosen Court; (B) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from the Chosen Court; and (C) agrees that it will not bring any such action in any court other than the Chosen Court. Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 8.9 shall be effective service of process for any such action.

(b) Notwithstanding anything to the contrary contained in this Agreement, each of the parties agrees that: (i) it will not bring or support any legal proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement, any of the Contemplated Transactions, the Debt Financing or the Debt Commitment Letter in any forum other than the Tribunal de commerce or, if applicable, Tribunal des activités économiques of Paris; (ii) all legal proceedings (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement, any of the Contemplated Transactions, the Debt Financing or the Debt Commitment Letter shall be subject to the exclusive jurisdiction of Tribunal de commerce or, if applicable, Tribunal des activités économiques of Paris and each party irrevocably submits itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court; (iii) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, the Debt Financing or the Debt Commitment Letter shall be exclusively governed by, and construed in accordance with, French law; (iv) service of process upon any party in any such legal proceeding shall be effective if notice is given in accordance with Section 8.9; (v) it irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal proceeding in any such court; (vi) no Financing Sources shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature; and (vii) the provisions of Section 8.5(c) relating to the waiver of jury trial shall apply to any legal proceeding described in clause “(i)” above.

(c) EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS (INCLUDING ANY ACTION AGAINST ANY FINANCING SOURCE OR ANY FINANCING SOURCE RELATED PARTIES IN RESPECT OF THE DEBT FINANCING). EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

8.6 Disclosure Schedules. The Company Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 2 (or any other applicable provision of this Agreement). Any disclosure set forth in a section or subsection of the Company Disclosure Letter shall be deemed to be (as applicable) an exception to, or a disclosure for purposes of, the representations, warranties, covenants, agreements or other provisions, as the case may be, contained in the correspondingly numbered and/or lettered section or subsection of the Agreement and each other representation, warranty, covenant, agreement or other provision of the Agreement to which the relevance of such disclosure is reasonably apparent on the face of such disclosure, whether or not repeated or cross-referenced in such other sections or subsections. The Company shall not be entitled to update or modify the Company Disclosure Letter after the execution and delivery of this Agreement, and any update or modification made or purported to have been made to the Company Disclosure Letter after the execution and delivery of this Agreement shall be disregarded for all purposes under this Agreement. The Parent Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3 (or any other applicable provision of this Agreement). Any disclosure set forth in a section or subsection of the Parent Disclosure Letter shall be deemed to be (as applicable) an exception to, or a disclosure for purposes of, the representations, warranties, covenants, agreements or other provisions, as the case may be, contained in the correspondingly numbered and/or lettered section or subsection of the Agreement and each other representation, warranty, covenant, agreement or other provision of the Agreement to which the relevance of such disclosure is reasonably apparent on the face of such disclosure, whether or not repeated or cross-referenced in such other sections or subsections. Parent shall not be entitled to update or modify the Parent Disclosure Letter after the execution and delivery of this Agreement, and any update or modification made or purported to have been made to the Parent Disclosure Letter after the execution and delivery of this Agreement shall be disregarded for all purposes under this Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company Disclosure Letter and Parent Disclosure Letter do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

8.7 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

8.8 Assignability; No Third-Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party hereto, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights, interests or obligations without the other parties’ prior written consent shall be void and of no effect; provided further that, notwithstanding anything to the contrary in this Agreement, Parent or Merger Sub may, without the consent of the Company, assign this Agreement or any of its rights, interests or obligations hereunder to any wholly owned Subsidiary of Parent, so long as no such assignment relieves Parent or Merger Sub of any obligation hereunder. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns or to otherwise create any third-party beneficiary hereto, except that (a) the Indemnified Persons shall be third-party beneficiaries of Section 5.6, (b) the Company Related Parties shall be third-party beneficiaries of Section 7.3(e), (c) from and after the Effective Time, the holders of Company Common Stock and holders of Company RSUs shall be third-party beneficiaries solely for purposes of enforcing their respective rights to receive the consideration payable to such holders set forth in Section 1.5 or Section 5.3, as applicable, in each case subject to the terms thereof, and (d) the Company, as sole and exclusive agent on behalf of the holders of Company Common Stock and holders of Company RSUs (which holders shall not be entitled to pursue such damages on their own behalf and who are third-party beneficiaries hereunder solely to the extent necessary for this Section 8.8(d) to be enforceable), shall be able to pursue and obtain damages for any knowing and intentional breach of this Agreement by Parent or Merger Sub (which damages may, if specific performance is not sought or granted as a remedy, include damages based on loss of the premium and/or economic benefits of the Contemplated Transactions to the holders of Company Common Stock and Company RSUs; provided that any such damages recovered by the Company may, in the Company’s sole and absolute discretion, be either distributed, in whole or in part, by the Company to Company shareholders of record as of any date determined by the Company or may be retained by the Company for the use and benefit of the Company on behalf of holders of Company Common Stock and Company RSUs in any manner the Company deems appropriate), and (e) the Financing Sources and the Financing Source Related Parties shall be third-party beneficiaries of Sections 7.3(h), 8.1, 8.4, 8.5(b), 8.5(c) and the last sentence of this Section 8.8.

8.9 Notices. Each notice, request, demand or other communication under this Agreement shall be in writing and shall be deemed to have been duly given, delivered or made as follows: (a) if delivered by hand, when delivered; (b) if sent by registered, certified or first-class mail, the second Business Day after being sent; (c) if sent via a national courier service, two Business Days after being delivered to such courier; and (d) if sent by email, when sent, provided that (i) the subject line of such email states that it is a notice delivered pursuant to this Agreement and (ii) the sender of such email does not receive a written notification of delivery failure. All notices and other communications hereunder shall be delivered to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto):

if to Parent, Merger Sub:

Schneider Electric SE
35 rue Joseph Monier
92500 Rueil-Malmaison, France
Attention:	Ségolène Simonin-du Boullay
Estelle Monod
Email:	[***]

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, New York 10019
Attention:	Jonathan E. Levitsky
Spencer K. Gilbert
Email:	jelevitsky@debevoise.com
skgilbert@debevoise.com

if to the Company:

PTC Inc.
121 Seaport Boulevard
Boston, Massachusetts
Attention:	Aaron von Staats
Jennifer DiRico
Email:	[***]

with a copy (which shall not constitute notice) to each of:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention:	Scott Barshay
Laura C. Turano
Email:	sbarshay@paulweiss.com
lturano@paulweiss.com

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the invalid or unenforceable term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision. In the event that the parties are unable to agree to such replacement, the parties agree that the court making the determination referred to above shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.

8.11 Remedies. The parties acknowledge and agree that irreparable damage would occur in the event any of the provisions of this Agreement required to be performed by any of the parties were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, in the event of any breach or threatened breach by any party of any covenant or obligation contained in this Agreement, any non-breaching party shall be entitled to obtain, without proof of actual damages (and in addition to any other remedy to which such non-breaching party may be entitled at law or in equity): (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. Each of the parties hereby waives any requirement for the securing or posting of any bond in connection with any such remedy. The parties further agree not to assert that (i) a remedy of specific performance or an injunction is unenforceable, invalid, contrary to law or inequitable for any reason or (ii) a remedy of monetary damages would provide an adequate remedy.

8.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include,” “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” All references in this Agreement to “dollars” or “$” shall mean United States Dollars. The phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(d) Unless otherwise indicated or the context otherwise requires: (i) any definition of or reference to any agreement, instrument or other document or any Legal Requirement in this Agreement shall be construed as referring to such agreement, instrument or other document or Legal Requirement as from time to time amended, supplemented or otherwise modified; (ii) any reference in this Agreement to any Person shall be construed to include such Person’s successors and assigns; (iii) all references to “Sections,” “Schedules” and “Exhibits” in this Agreement or in any Schedule or Exhibit to this Agreement are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement, respectively; (iv) the words “herein,” “hereof,” “hereunder” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement; and (v) any statute defined or referred to in this Agreement shall include all rules and regulations promulgated thereunder.

(e) The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) The Company shall be deemed to have “Knowledge” of a fact or other matter if any individual listed in Part 1.1 of the Company Disclosure Letter has actual knowledge (and not constructive or imputed knowledge) of such fact or other matter. Parent shall be deemed to have “Knowledge” of a fact or other matter if any individual listed in Part 1.1 of the Parent Disclosure Letter has actual knowledge (and not constructive or imputed knowledge) of such fact or other matter.

[Remainder of page intentionally left blank]

The parties have caused this Agreement to be duly executed as of the date first above written.

SCHNEIDER ELECTRIC SE

By:	/s/ Olivier Blum
Name:	Olivier Blum
Title:	Chief Executive Officer

GRAND SLAM MERGER SUB, INC.

By:	/s/ Estelle Monod
Name:	Estelle Monod
Title:	President

PTC INC.

By:	/s/ Neil Barua
Name:	Neil Barua
Title:	President and CEO

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquired Company” means: (a) the Company; and (b) each Subsidiary of the Company.

“Acquisition Inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the Contemplated Transactions) involving:

(a) any merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange, business combination, joint venture, reorganization, recapitalization, tender offer, exchange offer or other similar transaction involving the Company, except for any such transaction in which the shareholders of the Company immediately preceding such transaction continue to hold immediately following such transaction, directly or indirectly, 80% or more of the equity interests in the surviving or resulting entity in such transaction (whether by voting power or number of shares);

(b) any issuance of securities, acquisition of securities or other transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the total voting power of the equity securities of the Company (or instruments convertible into or exercisable or exchangeable for more than 20% of such securities); or (ii) in which the Company issues securities representing more than 20% of the total voting power of the equity securities of the Company (or instruments convertible into or exercisable or exchangeable for more than 20% of such securities); or

(c) any sale, lease, exchange, transfer, license, sublicense or disposition by any Acquired Company to any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons of any business or businesses or assets (including equity interests in any Subsidiary of the Company) that constitute or account for more than 20% of the consolidated net revenues or consolidated net income (measured based on the 12 full calendar months prior to the date of determination) or consolidated assets (measured based on fair market value as of the last day of the most recently completed calendar month) of the Acquired Companies, in each case except for sales or non-exclusive licenses or sublicenses of Company Products in the ordinary course of business.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition and the Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person. The term “Affiliate” shall be deemed to include current and future “Affiliates.”

“Agreement” has the meaning assigned to such term in the preamble to the Agreement.

“Alternative Acquisition Agreement” has the meaning assigned to such term in Section 7.1(g) of the Agreement.

“Alternative Financing” has the meaning assigned to such term in Section 5.15(c) of the Agreement.

“Anticorruption Laws” has the meaning assigned to such term in Section 2.13(b) of the Agreement.

“ARR” means for any active subscription software, SaaS, support, and hosting contract with a contract start date before or on the applicable date and a contract end date after the applicable date: (a) the total contract value; divided by (b) the number of contract days; multiplied by (c) 365 days, in each case calculated in a manner consistent with the methodology described in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, as filed with the SEC on July 31, 2026.

“Behavioral Remedy” has the meaning assigned to such term in Section 5.7(f) of the Agreement.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York or Paris, France are authorized or obligated by law or executive order to close.

“Capital Markets Issuance” means one or more issuances of equity or debt securities, the use of proceeds of which are for the satisfaction of all or a portion of Parent’s payment obligations under this Agreement due at the Closing, including the payment of the Financing Uses.

“Cashed-Out RSU” has the meaning assigned to such term in Section 5.3(a) of the Agreement.

“Certification” has the meaning assigned to such term in Section 2.4(a) of the Agreement.

“CFIUS” means the Committee on Foreign Investment in the United States or any member agency thereof acting in such capacity.

“CFIUS Approval” means (a) CFIUS has issued a written notice that it has concluded all action pursuant to the DPA and has determined that there are no unresolved national security concerns with respect to the Contemplated Transactions; (b) CFIUS has submitted a report to the President of the United States of America (the “President”) requesting the President’s decision regarding the Contemplated Transactions and either: (i) the period under the DPA during which the President may announce his decision to take action to suspend, prohibit, or place any limitations on the Contemplated Transactions that individually or in the aggregate would constitute a Burdensome Condition (after taking into account all other Divestiture Remedies, Behavioral Remedies and other actions undertaken pursuant to Section 5.7) will have expired without any action having been taken or (ii) the President will have announced a decision not to take any action to suspend, prohibit or place any limitations on the Contemplated Transactions that individually or in the aggregate would constitute a Burdensome Condition (after taking into account all other Divestiture Remedies, Behavioral Remedies and other actions undertaken pursuant to Section 5.7); or (c) CFIUS has issued a written notice that the Contemplated Transactions are not “covered transactions” within the meaning of the DPA.

“Change in Circumstances” has the meaning assigned to such term in Section 5.2(e)(ii) of the Agreement.

“Chosen Court” means: (a) if the federal courts have exclusive jurisdiction over the matters at issue in any action, suit or other legal proceeding described in Section 8.5(a) of the Agreement, the United States District Court for the District of Delaware; or (b) if the federal courts do not have exclusive jurisdiction over the matters at issue in any action, suit or other legal proceeding described in Section 8.5(a) of the Agreement, the Court of Chancery of the State of Delaware in and for New Castle County, Delaware; provided, however, that, in the case of this clause “(b)” only, if the Court of Chancery of the State of Delaware does not have jurisdiction over such matters, then the Chosen Court shall be deemed to be the Superior Court of the State of Delaware in and for New Castle County, Delaware (and any appellate court therefrom).

“Closing” has the meaning assigned to such term in Section 1.3 of the Agreement.

“Closing Date” has the meaning assigned to such term in Section 1.3 of the Agreement.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any collective bargaining agreement, labor agreement, works council agreement or any similar agreement with any labor organization, union, works council or other labor representative representing any employee of any Acquired Company.

“Company” has the meaning assigned to such term in the preamble to the Agreement.

“Company 401(k) Plan” has the meaning assigned to such term in Section 5.5(g) of the Agreement.

“Company Associate” means any current or former employee, Contract Worker, advisor, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to any of the Acquired Companies.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of June 30, 2026 included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026, as filed with the SEC on July 31, 2026.

“Company Board Recommendation” has the meaning assigned to such term in Section 5.2(c) of the Agreement.

“Company Common Stock” means the Common Stock, $0.01 par value per share, of the Company.

“Company Contract” means any Contract (other than any Company Plan): (a) to which any of the Acquired Companies is a party; (b) by which any of the Acquired Companies or any Company IP or any other asset of any of the Acquired Companies is bound or under which any of the Acquired Companies has, or may become subject to, any obligation; or (c) under which any of the Acquired Companies has any rights.

“Company Disclosure Letter” means a letter containing disclosures that has been prepared by the Company in accordance with the requirements of Section 8.6 of the Agreement and has been delivered by the Company to Parent on the date of the Agreement.

“Company Equity Award” means any Company RSU.

“Company Equity Plan” means the Company’s 2000 Equity Incentive Plan.

“Company ESPP” has the meaning assigned to such term in Section 2.3(b) of the Agreement.

“Company ESPP Rights” has the meaning assigned to such term in Section 5.4 of the Agreement.

“Company Inbound License” means any Contract pursuant to which any Person has granted to any Acquired Company a license or a covenant not to sue or other right or immunity, in each case, material to the business of the Company and its Subsidiaries, taken as a whole, under, in or to any Intellectual Property Rights, other than Contracts (a) for non-exclusive licenses of “shrink wrap,” “off-the-shelf”, or other generally commercially available Software, including “software as a service,” “infrastructure as a service” or similar services involving fees and other payments of less than $2,500,000 per year in the aggregate (“Off-the-Shelf Software”), (b) for licenses of Open Source Software, (c) consisting of confidentiality or non-disclosure agreements entered into in the ordinary course of business on terms consistent in all material respects with standard non-disclosure agreement forms used by the Acquired Companies and Made Available to Parent, (d) for non-exclusive licenses of generally commercially available standard data libraries, involving fees and other payments of less than $2,500,000 per year in the aggregate and entered into in the ordinary course of business, (e) with shareholders, directors, officers, employees, contractors and other representatives of such Person that assign Intellectual Property Rights from such individuals to any Acquired Company in the ordinary course of business, (f) for non-exclusive licenses granted by a third party to enable any Acquired Company to distribute, provision, license, host or sell any product or service of such third party or any of its Affiliates (each, an “OEM”) in or with any product or service of any Acquired Company, entered into in the ordinary course of business (each, an “OEM Agreement”) that is not one of the five largest OEMs to the Acquired Companies during the twelve-month period ended September 30, 2025 and the nine-month period ended June 30, 2026, based on amounts paid or payable to such OEMs, and (g) in which the only license to, or right to use, Intellectual Property Rights granted in such Contract is incidental to the transaction contemplated in such Contract, the commercial purpose of which is something other than such license, such as a service Contract under which such Person grants a third party a license under Intellectual Property Rights to enable such third party to provide services for the benefit of such Person (other than, for the avoidance of doubt, Software license agreements and software-as-a-service agreements which shall constitute Company Inbound Licenses unless subject to the exceptions set forth in sub-clauses (a), (b), (d) or (f) above).

“Company Indenture Officers’ Certificates” has the meaning assigned to such term in Section 5.14(a) of the Agreement.

“Company IP” means all Intellectual Property Rights owned or purported to be owned by any of the Acquired Companies.

“Company IT System” means any IT System owned, leased or licensed by the Acquired Companies.

“Company Listing Date” has the meaning assigned to such term in Section 2.3(a) of the Agreement.

“Company Note Offers and Consent Solicitations” has the meaning assigned to such term in Section 5.14(a) of the Agreement.

“Company Outbound License” means any Contract pursuant to which any Acquired Company has granted any Person a license, covenant not to sue, or other right or immunity, in each case, material to the business of the Company and its Subsidiaries, taken as a whole, under, in or to any Company IP, other than Contracts (a) which grant non-exclusive licenses to resellers and distributors (solely for their resale and distribution of Company Products) or contractors, consultants or other service providers (solely for their provision of services to the Acquired Companies), (b) which grant customers or end users non-exclusive licenses to use Company IP in connection with the distribution, provision, licensing, hosting or sale to such customers or end users of any Company Products in the ordinary course of business; (c) which grant a third party, including developers and any member of the Acquired Companies’ partner programs, a non-exclusive license to use Company IP to develop or integrate any product or service intended to be used with, or interoperate with, any Company Products in the ordinary course of business; and (d) consisting of confidentiality or non-disclosure agreements entered into in the ordinary course of business.

“Company Pension Plan” means: (a) each Company Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA); and (b) any other occupational pension plan, including any final salary or money purchase plan.

“Company Plan” means: (a) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (b) any other employment, consulting, salary, bonus, commission, other remuneration, stock option, stock purchase or other equity-based award (whether payable in cash, securities or otherwise), benefit, incentive compensation, profit sharing, savings, pension, retirement (including early retirement and supplemental retirement), disability, insurance (including life and health insurance), vacation, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, redundancy, transaction, retention, change in control, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, and similar fringe, welfare or other employee benefit plan, program, agreement, Contract, policy or binding arrangement (whether or not in writing) (excluding any statutorily required plan, agreement, program, policy or other arrangement) maintained, sponsored or contributed to or required to be maintained or contributed to by any of the Acquired Companies or any Affiliate of any Acquired Company or any ERISA Affiliate for the benefit of or relating to any Company Associate or the beneficiaries or dependents of any such individual, or with respect to which any Acquired Company has or may reasonably be expected to have any direct or indirect Liability.

“Company Preferred Stock” has the meaning assigned to such term in Section 2.3(a) of the Agreement.

“Company Product” means any version, release or model of any product or service (including Software as a service) that has been, or is currently being, distributed, provided, made available, licensed, offered for sale or sold by or on behalf of any Acquired Company.

“Company PSUs” means each Company RSU that vests on the basis of time and the achievement of performance targets and pursuant to which the holder has a right to receive shares of Company Common Stock or cash following the vesting or lapse of restrictions applicable to such performance stock unit.

“Company Redemption Officers’ Certificate” has the meaning assigned to such term in Section 5.14(b) of the Agreement.

“Company Redemption Notice” has the meaning assigned to such term in Section 5.14(b) of the Agreement.

“Company Registered IP” has the meaning assigned to such term in Section 2.8(a) of the Agreement.

“Company Related Party” has the meaning assigned to such term in Section 7.3(e) of the Agreement.

“Company RSUs” has the meaning assigned to such term in Section 2.3(b) of the Agreement and includes Company PSUs.

“Company SEC Reports” has the meaning assigned to such term in Section 2.4(a) of the Agreement.

“Company Shareholders’ Meeting” has the meaning assigned to such term in Section 5.2(a) of the Agreement.

“Company Software” means Software the rights to which are included in the Company IP.

“Company Stock Certificate” has the meaning assigned to such term in Section 1.6 of the Agreement.

“Company Supplemental Indenture” has the meaning assigned to such term in Section 5.14(a) of the Agreement.

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of September 13, 2026, between Parent and the Company.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Consent Solicitations” has the meaning assigned to such term in Section 5.14(a) of the Agreement.

“Contemplated Transactions” means all actions and transactions contemplated by the Agreement, including the Merger.

“Continuation Period” has the meaning assigned to such term in Section 5.5(a) of the Agreement.

“Continuing Employee” means each employee of the Company or any Acquired Company who is employed immediately prior to the Effective Time and continues employment with Parent, the Surviving Corporation or any Subsidiary or Affiliate of the Surviving Corporation after the Effective Time.

“Contract” means any written (or legally binding oral) agreement, contract, subcontract, lease, understanding, arrangement, settlement, instrument, note, option, warranty, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking. A task order, purchase order, delivery order, or statement of work under a Contract shall not constitute a separate Contract for purposes of this definition, but shall be part of the Contract to which it relates.

“Contract Worker” means any independent contractor, consultant or retired person or service provider who is or was hired, retained, employed or used by any Person and who is not: (a) classified by such Person as an employee; or (b) compensated by such Person through wages reported on a Form W-2.

“Credit Agreement” means the Fourth Amended and Restated Credit Agreement, dated January 3, 2023, by and among the Company, PTC (IFSC) Limited, JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders named therein, as amended by Amendment No. 1, dated October 1, 2024 and as further amended by Amendment No. 2, dated November 18, 2025.

“Credit Agreement Payoff Amount” means the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations due and payable under and in connection with the Credit Agreement as of the anticipated Closing Date.

“DCSA” means the Defense Counterintelligence and Security Agency of the United States Department of Defense or any successor.

“Debt Commitment Letter” has the meaning assigned to such term in Section 3.7(a) of the Agreement.

“Debt Offer Documents” has the meaning assigned to such term in Section 5.14(a) of the Agreement.

“Debt Financing” has the meaning assigned to such term in Section 3.7(a) of the Agreement.

“Deferred Cash Award” has the meaning assigned to such term in Section 5.3(b) of the Agreement.

“Definitive Debt Financing Agreements” has the meaning assigned to such term in Section 5.15(a) of the Agreement.

“Dissenting Shares” has the meaning assigned to such term in Section 1.8(a) of the Agreement.

“Divestiture Remedy” has the meaning assigned to such term in Section 5.7(f) of the Agreement.

“Dividend Equivalent Amount” means any accrued but unpaid dividend equivalents with respect to the applicable Company RSU.

“DOJ” means the United States Department of Justice.

“DOL” means the United States Department of Labor.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, and the rules and regulations issued and effective thereunder.

“EDGAR” has the meaning assigned to such term in Section 2 of the Agreement.

“Effective Time” has the meaning assigned to such term in Section 1.3 of the Agreement.

“Employment Laws” means any applicable Legal Requirements with respect to employment and employment practices, including those relating to hiring, promotion, termination, terms and conditions of employment, wages, hours, wage statements, payroll and withholding practices, meal and break periods, labor relations, other labor-related matters or arising under labor relations laws, discrimination, equal pay, overtime, business expense reimbursements, labor relations, paid and unpaid leaves of absence, paid sick leave laws, COVID-19 regulations, work breaks, classification of workers (including exempt and independent contractor status), occupational health and safety, privacy, fair credit reporting, harassment, whistleblower and retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration and Form I-9 compliance, visa, work permits, workers’ compensation, affirmative action, federal contracting, benefits, child labor, working conditions, wrongful discharge or violation of personal rights, social benefits contributions, severance pay, WARN, leaves of absences and unemployment insurance.

“Encumbrance” means any lien (statutory or other), pledge or other deposit arrangement, hypothecation, charge, assessment, levy, assignment, mortgage, deed of trust, easement, encroachment, imperfection of title, title exception, title defect, title retention, right of possession, lease, tenancy license, security interest, security arrangement or security agreement, executory seizure, attachment, garnishment, encumbrance (including any exception, reservation or limitation, right of way, and the like), conditional sale, interference, option to purchase, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” has the meaning assigned to such term in Section 7.1(b) of the Agreement.

“Enforceability Exceptions” means: (a) legal limitations on enforceability arising from applicable bankruptcy and other similar Legal Requirements affecting the rights of creditors generally; (b) legal limitations on enforceability arising from rules of law governing specific performance, injunctive relief and other equitable remedies; and (c) legal limitations on the enforceability of provisions requiring indemnification against liabilities under securities laws in connection with the offering, sale or issuance of securities.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any Legal Requirement, including any Governmental Authorization required thereunder, relating to: (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant or animal life, or any other natural resource); (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, distribution, sale, labeling, production, Release or disposal of hazardous or toxic substances, materials or wastes; or (c) the protection of human health or safety (to the extent relating to exposure to Hazardous Materials).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person under common control with any of the Acquired Companies within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.

“Evercore” has the meaning assigned to such term in Section 2.24 of the Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Fund” has the meaning assigned to such term in Section 1.7(a) of the Agreement.

“Existing Company Notes” means, collectively, the notes issued pursuant to the Indenture.

“Existing D&O Policy” has the meaning assigned to such term in Section 5.6(c) of the Agreement.

“Export Control Law” means any applicable Legal Requirement in a jurisdiction in which any Acquired Company operates regulating or restricting exports or imports, including any export control Legal Requirement (e.g., the U.S. International Traffic in Arms Regulations (“ITAR”), the U.S. Export Administration Regulations, Information and Communications Technology and Services Regulations, or any other similar Legal Requirements of other jurisdictions) or customs Legal Requirement.

“Fee Letter” has the meaning assigned to such term in Section 3.7(a) of the Agreement.

“Final Exercise Date” has the meaning assigned to such term in Section 5.4 of the Agreement.

“Financing Source Related Parties” has the meaning assigned to such term in Section 7.3(h) of the Agreement.

“Financing Sources” has the meaning assigned to such term in Section 3.7(a) of the Agreement.

“Financing Uses” has the meaning assigned to such term in Section 3.7(b)of the Agreement.

“Foreign Company Plan” has the meaning assigned to such term in Section 2.16(h) of the Agreement.

“Foreign Investment Law” means any Legal Requirement that provides for foreign investment screening or national security and/or public order reviews in connection with the acquisition of any interests in or assets of a business or Entity, and Regulation (EU) 2022/2560 of the European Parliament and of the Council of 14 December 2022 on foreign subsidies distorting the internal market, as amended, and the rules and regulations promulgated thereunder.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles in the United States.

“Government Contract” means any prime Contract, subcontract at any tier, teaming agreement, joint venture agreement, strategic alliance agreement, basic ordering agreement, pricing agreement, letter Contract or other similar arrangement of any kind that is currently active in performance, with: (a) any Governmental Body; (b) any prime contractor of a Governmental Body in its capacity as a prime contractor; or (c) any subcontractor at any tier with respect to any contract of a type described in clause “(a)” or clause “(b)” above. A task, purchase or delivery order under a Government Contract shall constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Contract Bid” means any outstanding bid, proposal, offer or quote submitted by any Acquired Company to a Governmental Body (or a prime contractor or higher-tier subcontractor).

“Governmental Authorization” means: (a) any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement, including the expiration of the waiting period under the HSR Act, any required approval or clearance of any Governmental Body pursuant to any applicable foreign Legal Requirement relating to antitrust or competition matters and any required approval or clearance of any Governmental Body pursuant to any Foreign Investment Law; or (b) any right under any Contract with any Governmental Body.

“Governmental Body” means: (a) any multinational or supranational body exercising legislative, judicial or regulatory powers; (b) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) any federal, state, provincial, local, municipal, foreign or other government; (d) any instrumentality, subdivision, department, ministry, board, court, administrative agency or commission, or other governmental entity, authority or instrumentality or political subdivision thereof; or (e) any quasi-governmental, professional association or organization or private body exercising any executive, legislative, judicial, regulatory, taxing, importing or other governmental functions or any stock exchange or self-regulatory organization.

“Governmental Research Entity” has the meaning assigned to such term in Section 2.8(b) of the Agreement.

“Hazardous Materials” means any substance, material, chemical, element, compound, mixture, solution, and/or waste listed, defined, designated, identified, or classified as hazardous, toxic, radioactive, dangerous or other words of similar import, or otherwise regulated, or which can form the basis for Liability, under any Environmental Law. Hazardous Materials include any substance, element, compound, mixture, solution and/or waste to which exposure is regulated by any Governmental Body or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance (including toxic mold), toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, polychlorinated biphenyls or per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Persons” has the meaning assigned to such term in Section 5.6(a) of the Agreement.

“Indenture” means that certain senior notes indenture, dated as of February 13, 2020, as subsequently amended, supplemented or otherwise modified, relating to the Company’s 4.000% Senior Notes due 2028.

“Individual Agreement” has the meaning assigned to such term in Section 5.3(d) of the Agreement.

“Information Privacy and Security Laws” means all applicable Legal Requirements relating to the privacy or security of Personal Data, and all regulations promulgated and guidance issued by Governmental Bodies thereunder, including Section 5 of the Federal Trade Commission Act, the CAN-SPAM Act, the EU General Data Protection Regulation (EU) 2016/679 and all laws implementing it, the California Consumer Privacy Act of 2018 (and its regulations), state data breach notification Legal Requirements and state data security Legal Requirements.

“Initial End Date” has the meaning assigned to such term in Section 7.1(b) of the Agreement.

“Intellectual Property Rights” means all intellectual property rights, whether registered or unregistered, of every kind which may exist or be created under the Legal Requirements of any jurisdiction in the world, including rights in and to: (a) patents and applications therefor, invention disclosures and all related reissues, divisions, renewals, extensions, provisionals, certificates of invention and statutory invention registrations, continued prosecution applications, requests for continued examination, reexaminations, continuations and continuations-in-part thereof (“Patents”); (b) copyrights and copyrightable subject matter, and registrations and applications therefor, mask works, whether registered or not, and all other rights corresponding thereto throughout the world including moral and economic rights of authors and inventors, however denominated (“Copyrights”); (c) designs and any registrations and applications therefor; (d) trade names, trade dress, slogans, business names, D/B/A names, corporate names, Internet domain names, logos, trademarks and service marks and any other designations of source or origin, including all goodwill associated therewith or symbolized thereby, and any and all common law rights, registrations and applications therefor (“Trademarks”); (e) trade secrets (including those trade secrets defined in the Defend Trade Secrets Act, Uniform Trade Secrets Act or under corresponding foreign statutory and common law), know-how, business and technical information, and rights in confidential information, including all source code, documentation, processes, technology, formulae, customer lists, business and marketing plans, discoveries, concepts, ideas, inventions (whether or not patentable), research and development, models, methodologies and marketing information (“Trade Secrets”); (f) similar, corresponding or equivalent rights in Software and other technology; and (g) any similar or equivalent rights to any of the foregoing anywhere in the world.

“IRS” means the United States Internal Revenue Service.

“IT System” means any Software, hardware, network or information technology or computer systems, including any server, workstation, router, hub, switch, data line, database, firewall, desktop application, server-based application, mobile application, or cloud service.

“Knowledge” has the meaning assigned to such term in Section 8.12(f) of the Agreement.

“Lease” means any lease, sublease, license or similar occupancy agreement (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) pursuant to which any Acquired Company leases real property in excess of 22,146 square feet (such real property being referred to as “Leased Real Property”).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, claim, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, guidance, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Any statement in Section 2 of the Agreement to the effect that any information, document or other material has been “Made Available to Parent” means that such information, document or material was: (a) filed with the SEC and publicly available on EDGAR in unredacted form at least one day before the date of the Agreement, or (b) made available for review by Parent or Parent’s Representatives, and was labeled and indexed, at least 24 hours prior to the execution of the Agreement in the “Project Pearl” virtual data room maintained by the Company with Datasite in connection with the Merger.

“Major Customer” has the meaning assigned to such term in Section 2.11(a) of the Agreement.

“Major Supplier” has the meaning assigned to such term in Section 2.11(b) of the Agreement.

“Material Adverse Effect on Parent” means any effect, change, development, event or circumstance that, considered individually or together with all other effects, changes, developments, events and circumstances, would prevent or materially delay Parent’s or Merger Sub’s performing their material obligations under this Agreement or timely consummating the Contemplated Transactions.

“Material Adverse Effect on the Company” means any effect, change, development, event or circumstance that, considered individually or together with all other effects, changes, developments, events and circumstances, has had or resulted in, or would reasonably be expected to have or result in, a material adverse effect on the business, financial condition, operations or financial performance of the Acquired Companies, taken as a whole; provided, however, that none of the following in and of themselves shall be deemed to constitute a Material Adverse Effect on the Company or be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur: (a) changes in economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally; (b) changes in economic conditions that generally affect the industries in which the Acquired Companies operate; (c) changes in the stock price or trading volume of the Company Common Stock (it being understood, however, that the facts or circumstances giving rise to any such change in stock price or trading volume that are not otherwise excluded from this definition of “Material Adverse Effect on the Company” may be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur); (d) the failure of the Company to meet internal or published projections of earnings or revenues, or other financial guidance, estimates, milestones or budgets (it being understood, however, that the facts or circumstances giving rise to any such failure that are not otherwise excluded from this definition of “Material Adverse Effect on the Company” may be taken into account in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur); (e) changes that are effected after the date of the Agreement in Legal Requirements, or changes that are effected after the date of the Agreement in GAAP or other accounting standards (or the interpretation thereof); (f) changes in political conditions in the U.S. or any other country in the world in which the Acquired Companies have material operations, or acts of war, sabotage, acts of armed hostility or terrorism (including cyber terrorism) that occur in the U.S. or any other country or region in the world, or the worsening of such conditions existing as of the date hereof; (g) acts of God, earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks, cyberattacks, data breaches or other force majeure events, or the worsening of such conditions existing as of the date hereof; (h) the negotiation, execution, delivery, announcement or pendency of the Agreement or the anticipated consummation of the Merger, including by reason of the identity of Parent and changes in relationships with or losses of customers, suppliers or other business partners or employees resulting from the foregoing (provided that the exceptions in this clause “(h)” will not apply with respect to the representations and warranties contained in Section 2.23 of the Agreement or any other representation or warranty to the extent its purpose is to address the consequences of the execution or delivery of this Agreement or the consummation of the Contemplated Transactions, or to Section 6.2(a) or Section 7.1(f) to the extent related to such portions of such representations and warranties); (i) any shareholder class action or derivative litigation commenced against the Company after the date of the Agreement and arising from allegations of breach of fiduciary duty of the Company’s directors relating to their adoption of the Agreement or from allegations of false or misleading public disclosure by the Company with respect to the Agreement; (j) the availability or cost of equity, debt or other financing to the Parent Entities; and (k) any action taken or failure to take action, in each case, that Parent has expressly approved in writing after the date of this Agreement; provided, that the exceptions set forth in clauses (a), (b), (e), (f) and (g) shall not apply to the extent that such change, development, event or circumstance has had a disproportionate effect on the Acquired Companies as compared to other companies in the industries in which the Acquired Companies operate, in which case only the incremental disproportionate adverse impact of such change, development, event or circumstance shall be taken into account for the purposes of determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur.

“Material Contract” has the meaning assigned to such term in Section 2.9(a) of the Agreement.

“Material Constraint” has the meaning assigned to such term in Part 6.1(e) of the Parent Disclosure Letter.

“Maximum Premium” has the meaning assigned to such term in Section 5.6(c) of the Agreement.

“MBCA” has the meaning assigned to such term in the recitals to the Agreement.

“Merger” has the meaning assigned to such term in Section 1.1 of the Agreement.

“Merger Consideration” has the meaning assigned to such term in Section 1.5(a)(ii) of the Agreement.

“Merger Sub” has the meaning assigned to such term in the preamble to the Agreement.

“Misconduct Allegation” has the meaning assigned to such term in Section 2.16(e) of the Agreement.

“Nasdaq” means the Nasdaq Global Select Market.

“Nasdaq Rules” means the rules and regulations of Nasdaq.

“NISPOM Rule” means the National Industrial Security Program Operating Manual, 32 C.F.R. Part 117.

“Offers to Purchase” has the meaning assigned to such term in Section 5.14(a) of the Agreement.

“Open Source Software” means Software that is licensed, distributed, conveyed or made available under “open source,” “free software” or similar terms, and any Software distributed or made available under any license that (a) is approved by the Open Source Initiative and listed at https://www.opensource.org/licenses, including the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms; or (b) requires as a condition of its use, modification or distribution that it, or other Software into which it is incorporated or with which it is combined or distributed or that is derived from or links to it, be (i) offered, disclosed, distributed or made available in source code form, (ii) licensed for the purpose of making modifications or derivative works or (iii) redistributable at no or nominal charge.

“Order” means any order, writ, injunction, judgment or decree.

“Parent” has the meaning assigned to such term in the preamble to the Agreement.

“Parent 401(k) Plan” has the meaning assigned to such term in Section 5.5(g) of the Agreement.

“Parent Disclosure Letter” means a letter containing disclosures that has been prepared by Parent in accordance with the requirements of Section 8.6 of the Agreement and has been delivered by Parent to the Company on the date of the Agreement.

“Parent Entity” means (a) Parent and (b) each Subsidiary of Parent.

“Paying Agent” has the meaning assigned to such term in Section 1.7(a) of the Agreement.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Permitted Encumbrance” means any of the following as to which no Acquired Company is subject to civil or criminal liability due to its existence: (a) Encumbrances for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP; (b) Encumbrances imposed by Legal Requirements, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) Encumbrances that do not, individually or in the aggregate, materially adversely affect the present use of such property; (e) any pledge, deposit or other lien securing the performance of bids, trade contracts (other than contracts in respect of indebtedness), leases, surety and appeal bonds, performance bonds and other obligations of a similar nature; (f) with respect to Leased Real Property, Encumbrances imposed on the underlying fee interest on such real property subject to the applicable Lease; (g) with respect to real property, matters that would be disclosed by an accurate survey or inspection of the real property; (h) Encumbrances set forth in Part 2.6 of the Company Disclosure Letter; and (i) encumbrances in favor of the lessor under a Lease to secure rent obligations.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means: (a) any information that identifies, or in combination with other information may identify, is linked to, or relates to an individual or household, or is reasonably capable of being associated with an individual or household; and (b) any data or information that qualifies as “personal data,” “personal information,” “personally identifiable information,” “non-public personal information” or any similar term under applicable Legal Requirements relating to privacy or data security.

“Post-Closing Plans” has the meaning assigned to such term in Section 5.5(c) of the Agreement.

“Pre-Closing Period” has the meaning assigned to such term in Section 1.5(b) of the Agreement.

“Prime Rate” means the rate of interest quoted in the print edition of The Wall Street Journal, “Money Rates” section, as the prime rate, as in effect from time to time.

“Privacy and Security Requirements” has the meaning assigned to such term in Section 2.8(h) of the Agreement.

“Proceeding” has the meaning assigned to such term in Section 5.6(a) of the Agreement.

“Process,” “Processed,” “Processes,” or “Processing” means any operation or set of operations performed on Personal Data or data, as applicable, whether or not by automatic means, such as receipt, collection, access, monitoring, maintenance, creation, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, processing, analysis, transfer, transmission, disclosure, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Prohibited Conditions” has the meaning assigned to such term in Section 3.7(a) of the Agreement.

“Proxy Statement” has the meaning assigned to such term in Section 5.1 of the Agreement.

“Recommendation Change Notice” has the meaning assigned to such term in Section 5.2(e)(i) of the Agreement.

“Redemption” has the meaning assigned to such term in Section 5.14(b) of the Agreement.

“Registered IP” means all Intellectual Property Rights that are registered, filed or issued with, by or under the authority of any Governmental Body or domain name registrar, including all registered or applied-for Patents, Copyrights, designs and Trademarks and domain names.

“Regulatory Proceeding” has the meaning assigned to such term in Section 5.7(f) of the Agreement.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, threatened release or release of Hazardous Materials from any source into, through or upon the indoor or outdoor environment.

“Representatives” means directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

“Requesting Authority” means any Governmental Body (other than a U.S. Governmental Body) that, at any time during the Pre-Closing Period, requests, asserts or attempts to assert jurisdiction over, or requests, requires or attempts to require from Parent, Merger Sub or the Company a filing or submission relating to, the Merger or any of the other Contemplated Transactions.

“Required Company Shareholder Vote” has the meaning assigned to such term in Section 2.22 of the Agreement.

“Sanctioned Country” means any country or territory with which dealings are broadly and comprehensively prohibited by any country-wide or territory-wide Sanctions (currently, Cuba; Iran; North Korea; the Donetsk, Luhansk and Crimea regions of Ukraine; and the non-Ukrainian government-controlled areas of Kherson and Zaporizhzhia of Ukraine).

“Sanctioned Person” means any Person with whom any transactions or dealings are restricted, prohibited, or sanctionable under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or ordinarily resident in, or directly or indirectly owned 50% or more by, or controlled by, the government of any Sanctioned Country, or (c) being directly or indirectly owned 50% or more or controlled, individually or in the aggregate, by one or more Persons described in (a) or (b).

“Sanctions” means all national and supranational Legal Requirements, regulations, decrees, orders, or other acts with the force of law of the United States, the United Kingdom, the European Union or any of its member states, or the United Nations Security Council concerning economic or financial sanctions and trade embargoes.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Section 409A” has the meaning assigned to such term in Section 2.16(n) of the Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” means, with respect to an Entity, any Subsidiary of such Entity that owns assets that constitute or account for 10% or more of the consolidated net revenues, consolidated net income or consolidated assets of such Entity and all of its Subsidiaries taken as a whole.

“Software” means, collectively, computer software (including APIs, drivers, scripts, and other code), programs, firmware and other code incorporated or embodied in hardware devices, data files, source code, object code, and executable code, architecture, schematics, software models and methodologies, algorithms, data files or records, computerized databases, plugins, libraries, compilers, tools, user interfaces, manuals and all related specifications and documentation.

“Source Material” means, collectively, any Software or any integrated-circuit, hardware, or component design or programming materials, any elements of design or programming, and any related documentation, in each case expressed in source code or other human-readable form.

“Specified Governmental Body” means any Governmental Body that has jurisdiction over: (a) the Company, Parent, Merger Sub or any of their respective Significant Subsidiaries; (b) any business or asset of any Acquired Company that is material to the Acquired Companies, taken as a whole; or (c) any business or asset of any Parent Entity that is material to the Parent Entities, taken as a whole.

“Standards Organization” has the meaning assigned to such term in Section 2.8(b) of the Agreement.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

“Superior Offer” means a bona fide, written Acquisition Proposal submitted to the Company after the date of the Agreement that is on terms and conditions that the Company’s board of directors determines in good faith, after having taken into account the advice of a financial advisor of nationally recognized reputation and the Company’s outside legal counsel, to be more favorable to the Company’s shareholders than the Merger (after taking into account all relevant factors, including likelihood and timing of consummation on the terms proposed and all legal, financial and regulatory aspects of such proposal, as well as any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 5.2). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” and “80%” in the definition of “Acquisition Transaction” will be deemed to refer to “50%”.

“Surviving Corporation” has the meaning assigned to such term in Section 1.1 of the Agreement.

“Takeover Statute” has the meaning assigned to such term in Section 2.21 of the Agreement.

“Tax” means any and all federal, state, local, foreign or other tax (including, but not limited to, any gross or net income, gross income, franchise, profit, capital gains, gross receipts, value-added, surtax, estimated, unemployment, national health insurance, excise, ad valorem, transfer, stamp, sales, use, property, transfer, license, registration, recording, documentary, employment, severance, stamp, occupation, premium, environmental or windfall profit, business, alternative or add-on minimum, estimated, withholding or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, in each case, of a kind in the nature of a tax, and any related charge or amount imposed with respect thereto (including any fine, penalty or interest, additions to tax or additional amounts thereon), imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, claim for refund, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Termination Fee” has the meaning assigned to such term in Section 7.3(b) of the Agreement.

A “Triggering Event” shall be deemed to have occurred if: (a) the Company’s board of directors or any committee thereof shall have: (i) withdrawn the Company Board Recommendation; (ii) modified the Company Board Recommendation in a manner adverse to Parent; or (iii) taken, authorized or publicly proposed any of the actions referred to in Section 5.2(d) of the Agreement; (b) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement; (c) Parent shall have requested, after an Acquisition Proposal has been publicly disclosed, commenced, announced or made, that the Company Board Recommendation be reaffirmed publicly, and the Company’s board of directors shall have failed to reaffirm, unanimously and publicly, the Company Board Recommendation within 10 Business Days after such request was made (or, if earlier, prior to the Company Shareholders’ Meeting); (d) a tender or exchange offer relating to shares of Company Common Stock shall have been commenced and the Company shall not have sent to its securityholders, within 10 Business Days after the commencement of such tender or exchange offer, if such offer has not been withdrawn prior to the end of such 10 Business Day period (or, if earlier, prior to the Company Shareholders’ Meeting), a statement disclosing that the Company recommends rejection of such tender or exchange offer and reaffirming the Company Board Recommendation; (e) the Company shall have called or convened a meeting of the Company’s shareholders to consider an Acquisition Proposal; or (f) at any time prior to the receipt of the Required Company Shareholder Vote, any Acquired Company or any Representative of any Acquired Company shall have breached (or be deemed to have breached pursuant to Section 4.3(f)) the provisions set forth in Section 4.3 or Section 5.2 in any material respect and such breach is not curable or, if curable, is not cured prior to the earlier of (A) the fifth Business Day after written notice thereof is given by Parent to the Company and (B) the date that is three Business Days prior to the End Date.

“Uncertificated Company Share” has the meaning assigned to such term in Section 1.6 of the Agreement.

“WARN” means, collectively, the WARN Act and all similar foreign, state, or local “mass layoff,” “relocation,” “plant closing” or “termination” Legal Requirements.

“WARN Act” means the U.S. federal Worker Adjustment and Retraining Notification Act of 1988, as amended.